As filed with the Securities and Exchange Commission on January 9, 2012

Registration No. 333-174827

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EPAM SYSTEMS, INC.

(Exact Name of registrant as Specified in Its Charter)

Delaware	7371	223536104
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

EPAM Systems, Inc.

41 University Drive,

Suite 202

Newtown, Pennsylvania 18940

267-759-9000 (t)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of registrant’s Principal Executive Offices)

Arkadiy Dobkin

Chairman, CEO and President

EPAM Systems, Inc.

41 University Drive,

Suite 202

Newtown, Pennsylvania 18940

267-759-9000 (t)

267-759-8989 (f)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Hall Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (t) (212) 701-5800 (f)	Kirk A. Davenport II Keith L. Halverstam Latham & Watkins LLP 885 Third Avenue New York New York 10022 (212) 906-1200 (t) (212) 751-4864 (f)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2012

PRELIMINARY PROSPECTUS

            Shares

EPAM Systems, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling          shares of common stock and the selling stockholders named in this prospectus are selling          shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We currently expect the initial public offering price to be between $         and $         per share of common stock.

We have applied to have the common stock listed on the New York Stock Exchange under the symbol “EPAM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to EPAM Systems, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We have granted the underwriters the right to purchase an additional          shares of common stock from us to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about             , 2012 through the book-entry facilities of the Depository Trust Company.

Citigroup	UBS Investment Bank	Barclays Capital	RenCap

Stifel Nicolaus Weisel	Cowen and Company

                    , 2012

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “EPAM,” “EPAM Systems, Inc.,” the “company,” “we,” “us” and “our” refer to EPAM Systems, Inc. and its consolidated subsidiaries.

“EPAM” is a trademark of EPAM Systems, Inc. “CMMI” is a trademark of the Software Engineering Institute of Carnegie Mellon University. “ISO 9001:2000” and “ISO 27001:2005” are trademarks of the International Organization for Standardization. All other trademarks and servicemarks used herein are the property of their respective owners.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and notes to those statements.

Our Company

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. These companies produce advanced software and technology products that demand sophisticated software engineering talent, tools, methodologies and infrastructure to deliver solutions that support functionality and configurability to sustain multiple generations of platform innovation. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry “verticals.” This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our historical core competency is full lifecycle software development services including design and prototyping, product development and testing, component design and integration, product deployment, performance tuning, porting and cross-platform migration. Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. We also have client management locations in the United States, United Kingdom, Germany, Sweden, Russia, Switzerland and Kazakhstan. We believe we are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE, based on our analysis of publicly available information of IT services providers. This certification is a widely recognized auditing standard developed by the American Institute of Certified Public Accountants, or AICPA, and it serves as additional assurance to our clients that are required to validate the controls in place to protect the security of their sensitive data.

We believe the quality of our employees underpins our success and serves as a key point of differentiation in how we deliver a superior value proposition to our clients. Our highly-skilled information technology, or IT, professionals, combined with our extensive experience in delivering custom solutions that meet our clients’ pressing business needs, has allowed us to develop a deep culture of software engineering excellence.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Selected companies among our top 30 clients based on 2010 revenues include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. We maintain a geographically diverse client base with 52.8% of our 2010 revenues from clients located in North America, 26.4% from clients in Europe and 19.1% from clients in the CIS. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively.

Our revenues have grown from $69.8 million in 2006 to $221.8 million in 2010, representing a four-year compound annual growth rate, or CAGR, of 33.5%. Our net income has grown from $9.7 million to $28.3 million over the same period, representing a CAGR of 30.6%. For the nine months ended September 30, 2011, our revenues and net income were $239.4 million and $32.0 million, respectively, representing a 58.5% and 91.7% increase over the comparable period of the prior year.

Our Industry

Corporations are increasingly “offshoring” their research and development, or R&D, and software product development needs to respond to industry challenges. Offshore IT services providers, or IT services providers with substantial development and delivery operations outside a majority of their clients’ home countries, have enabled corporations to effectively respond to shrinking product lifecycles and increased global competition by streamlining development and improving time-to-market. The shortage of vertical-specific research and software product development talent and the favorable cost of offshore outsourcing resources continue to encourage organizations to increase outsourcing of their R&D and software product development spending. According to IDC, an independent third-party research firm, worldwide offshore R&D / software development services spending will grow at an estimated five-year CAGR of 11.8% through 2014 to $14.0 billion.

Many corporations throughout the world have found it difficult to access high-quality IT talent and, as such, the offshore outsourcing model has become an embedded component of IT services delivery. The demand for offshore outsourcing is driven by clients seeking not only cost-effective solutions, but also improved productivity and quality. Outsourcing can result in significant productivity improvement and operating cost reduction, as organizations choose IT services providers with specialized knowledge and processes. According to IDC, offshore IT services spending in the United States and Europe, the Middle East and Africa will grow at an estimated five-year CAGR of 6.1% through 2014 to $40.2 billion.

The growing acceptance of the offshore delivery model, beyond the traditional India-based IT services providers, has created significant opportunities for CEE-based IT services providers. CEE-based IT services providers now compete against the largest and more-established global IT services providers and have been recognized by independent third-party research firms such as IDC for providing complex IT services. As a result, according to the Central and Eastern European Outsourcing Association, the volume of IT outsourcing and custom software product development services exported from CEE was expected to increase between 10% and 30% in 2010, depending on the country. Factors contributing to this growth include the availability of highly-educated, multilingual IT professionals, the cultural compatibility with the European market and corporations diversifying their use of offshore IT services to multiple delivery locations and IT services providers.

Our Approach

Since our inception, we have focused on software product development, which we have refined through repeat, multi-year engagements with major ISVs, including three of the top seven ISVs by revenues according to Software Magazine. Unlike custom application development, which is usually tailored to very specific business requirements, software products of ISVs must be designed with a high level of product configurability and operational performance to address the needs of a diverse set of end-users working in multiple industries and operating in a variety of deployment environments. This demands a strong focus on upfront design and architecture, strict software engineering practices, and extensive testing procedures.

Our focus on software product development services for ISVs and technology companies requires high-quality software engineering talent, advanced knowledge of up-to-date methodologies and productivity tools, and strong project management practices. As a result, we have developed a culture focused on innovation, technology leadership and process excellence, which helps us maintain a strong reputation with our clients for technical expertise and high-quality project delivery.

Our work with ISVs and technology companies, including both global leaders in enterprise software platforms and emerging, innovative technology companies focusing on new trends, exposes us to their customers’ business and strategic challenges, allowing us to develop vertical-specific domain expertise. In this sense, our experience with ISV and technology company clients enables us to grow our business in multiple industries, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our Strengths and Strategies

Our objective is to be a leader in providing high-quality software engineering services for leading global ISVs and emerging technology companies, and use our accumulated technology and industry expertise to become a strategic vendor of choice for delivering complex software solutions and other complimentary and diversified IT services to industry-leading companies across a range of verticals. We continue to leverage the following core strengths and strategies to achieve this objective:

•

Strengthen technical expertise. We have spent over a decade working with industry-leading ISVs and technology companies to develop various key features of their product portfolios. Our focus on complex software product development has shaped key aspects of our service offerings as well as our culture of software engineering excellence, enabling us to accelerate expansion of our services into other key industry verticals. We plan to continue focusing on software engineering services for industry-leading ISVs and emerging technology companies to further develop our technical expertise and advance our knowledge of new software engineering and technology trends.

•

Deepen vertical expertise. We have traditionally focused on enterprises that are technology- and information-centric, where our deep software development expertise is highly valued. To further enhance our client solutions in each of our verticals, we have recruited IT professionals with significant industry expertise and understanding of vertical-specific business operations and issues. We plan to continue enhancing our deep expertise in different verticals by recruiting IT professionals with industry expertise.

•

Attract, develop and retain highly-skilled employees. We place a high priority on attracting, training and retaining our employees, which we believe is integral to our continued ability to meet the challenges of the most complex software product development projects.

•

Develop and enhance scalable proprietary processes, applications and tools. To streamline and accelerate the software development process, we have created a full suite of proprietary software development lifecycle processes, applications and tools. From managing every aspect of a development project, to automated testing tools, to management and hosting options for delivered solutions, our applications and tools help ensure that our clients achieve faster turn-around times, high-quality results and superior value.

•

Selectively pursue strategic acquisitions. We have historically pursued strategic acquisitions focused on expanding our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise. Furthermore, as part of our strategy to expand our geographic footprint with high-quality global resources, we may pursue acquisitions of companies with significant presence in China, Latin America or elsewhere.

Risk Factors

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially adversely affect our business, financial condition and results of operations.

•

If we fail to attract and retain highly-skilled IT professionals, we may not have the necessary resources to properly staff projects, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations.

•	Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.

•	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

•

Our revenues are highly dependent on clients primarily located in the United States and Europe. Worsening economic conditions or factors that negatively affect the economic health of the United States or Europe could materially adversely affect our business, financial condition and results of operations.

•	Emerging markets such as CIS and CEE countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

•

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. These insiders will therefore continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Corporate Information

EPAM Systems, Inc. was incorporated in the State of Delaware on December 18, 2002. Our predecessor entity was founded in 1993. Our principal executive offices are located at 41 University Drive, Suite 202, Newtown, Pennsylvania 18940 and our telephone number is 267-759-9000. We maintain a website at http://www.epam.com. Our website and the information accessible through our website are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered in this offering	shares

Over-allotment option	primary shares

Common stock to be outstanding after this offering	shares (or shares if the over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $ million (assuming no exercise of the underwriters’ over-allotment option). We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing	We have applied to have our shares of common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “EPAM”.

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless the context otherwise requires, all references to the number of shares of common stock to be outstanding after this offering are based on                  shares of common stock outstanding as of September 30, 2011 and excludes:

•	shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our 2006 Stock Option Plan;

•

                 shares of common stock reserved for issuance under our 2012 Long-Term Incentive Plan, as described under “Compensation Discussion and Analysis—Employee Benefit Plans—2012 Long Term Incentive Plans and Awards” and pursuant to which our board of directors expects to issue an aggregate of                  options in connection with this offering;

•	restricted shares of common stock in the aggregate awarded in January 2012 and to our non-employee directors in connection with this offering; and

•	shares of common stock expected to be issued upon the completion of this offering in relation to our acquisition of Instant Information Inc.

Unless specifically stated otherwise, the information in this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us solely to cover over-allotments;

•	the conversion immediately prior to completion of this offering of all outstanding Series A-1, Series A-2 and Series A-3 convertible preferred stock into a total of shares of common stock;

•

no exercise of options outstanding as of September 30, 2011, except for                  shares of common stock to be issued and sold in this offering upon the exercise of vested stock options at a weighted average exercise price of approximately $                 per share; and

•	the filing of our third amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

The information in this prospectus also reflects the                  for                  stock split effected in                  2012.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated balance sheet data as of December 31, 2008 are derived from the audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2011 and 2010, and the consolidated balance sheet data as of September 30, 2011, are derived from the unaudited condensed consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of September 30, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$239,401	$151,050	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403	132,528	88,027	91,205
Selling, general and administrative expenses	46,420	31,574	47,635	39,248	53,913
Depreciation and amortization expense	5,732	4,519	6,242	5,618	4,889
Goodwill impairment loss	1,697	—	—	—	—
Other operating expenses, net	23	2,614	2,629	1,064	400

Income from operations	$39,581	$19,940	$32,790	$15,982	$10,225
Interest income	986	482	562	227	1,474
Interest (expense)	(37)	(64)	(76)	(185)	(129)
Other income	51	—	—	—	—
Foreign exchange (loss)	(3,138)	(1,429)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	$37,443	$18,929	$31,095	$14,407	$7,751
Provision for income taxes	5,474	2,251	2,787	879	3,701

Net income	$31,969	$16,678	$28,308	$13,528	$4,050

Net income per share of common stock:
Basic (common)	$1.12	$4.32	$6.71	$1.87	$0.02
Basic (puttable common)	$3.17	$4.64	$6.71	$1.87	$0.02
Diluted (common)	$1.12	$4.10	$6.34	$1.79	$0.02
Diluted (puttable common)	$2.97	$4.36	$6.34	$1.79	$0.02
Shares used in calculation of net income per share of common stock:
Basic (common)	2,135	2,132	2,132	2,090	2,006
Basic (puttable common)	5	19	18	19	14
Diluted (common)	2,520	2,379	2,414	2,309	2,247
Diluted (puttable common)	5	19	18	19	14
Pro forma net income per share of common stock(1):
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock:
Basic
Diluted
Other Data:
Adjusted net income(2)	$36,459	$20,129	$33,169	$16,834	$9,315

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the nine months ended September 30, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.
(2)	To supplement our net income presented in accordance with accounting principles generally accepted in the United States of America, referred to as GAAP, we use the non-GAAP financial measure of adjusted net income, which is adjusted from net income, the most comparable GAAP measure, to exclude stock-based compensation and certain other items. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that excluding items such as stock-based compensation, legal settlement costs, acquired intangible amortization, goodwill impairment charges, as well as write-off and recovery specified below, helps investors compare our operating performance with our results in prior periods and compare us and similar companies. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations.

This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table provides a reconciliation of net income to adjusted net income for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Reconciliation of Adjusted Net Income:
Net income	$31,969	$16,678	$28,308	$13,528	$4,050

Adjustments:
Stock-based compensation	2,154	1,753	2,939	2,411	2,797
Legal settlement(a)	—	2,609	2,609	—	—
Acquired intangible amortization	639	752	999	895	654
Goodwill write-off(b)	1,697	—	—	—	—
Write-off and recovery(c)	—	(1,663)	(1,686)	—	1,814

Adjusted net income	$36,459	$20,129	$33,169	$16,834	$9,315

(a)	In September 2010, the Company entered into a settlement agreement and release with a former officer and his related parties. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.
(b)	Goodwill impairment and respective write-off is related to an impairment in the Other reportable segment. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
(c)	Write-off and recovery is related to a single client receivable written off in 2008 and subsequently recovered in 2010.

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,399	$38,157	$54,004	$52,927	$30,658
Accounts receivable, net	50,927	30,417	41,488	27,450	28,224
Unbilled revenues, net	33,417	32,914	23,883	13,952	9,777
Property and equipment, net	34,063	24,642	25,338	23,053	19,136
Total assets	209,758	147,840	170,858	135,407	106,924
Accrued expenses	15,845	9,142	15,031	4,928	7,103
Deferred revenue	3,981	3,674	5,151	4,417	990
Revolving line of credit	—	—	—	7,000	—
Total liabilities	41,006	24,943	35,900	30,196	18,793
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	85,940	68,377	68,377	87,413	82,990
Total stockholders’ equity	$82,679	$53,577	$66,249	$16,534	$4,098

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In particular, forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. See “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources.

We have experienced rapid growth and significantly expanded our business recently. Our revenues grew from $160.6 million in 2008 to $221.8 million in 2010 and from $151.0 million in the first nine months of 2010 to $239.4 million in the first nine months of 2011. We have also supplemented our organic growth with strategic acquisitions. As of September 30, 2011, we had 6,554 IT professionals, as compared to 2,890 IT professionals as of December 31, 2007. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficiently skilled IT professionals and management personnel;

•	adhering to and further improving our high-quality and process execution standards and maintaining high levels of client satisfaction;

•	managing a larger number of clients in a greater number of industries and locations;

•	maintaining effective oversight of personnel and delivery centers;

•	preserving our culture, values and entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to achieve anticipated growth, which could materially adversely affect our business and prospects.

We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. As we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and we may not be able to mitigate these risks and challenges to successfully grow those services or markets. We may not be able to achieve our anticipated growth, which could materially adversely affect our business and prospects.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects, and failure to successfully compete for such IT professionals could materially adversely affect our ability to provide high quality services to our clients.

Our success depends largely on the contributions of our IT professionals and our ability to attract and retain qualified IT professionals. Competition for IT professionals in the markets in which we operate can be intense and, accordingly, we may not be able to retain or hire all of the IT professionals necessary to meet our ongoing and future business needs. Any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire IT professionals to meet our business requirements.

The total attrition rates among our IT professionals who have worked for us for at least six months were 10.9%, 11.2% and 9.4% for 2008, 2009 and 2010, respectively. We may encounter higher attrition rates in the future. A significant increase in the attrition rate among IT professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled IT professionals may require us to increase salaries, and we may be unable to pass on these increased costs to our clients.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain skilled IT professionals, including experienced management IT professionals, which enables us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. If we are unable to attract and retain the highly-skilled IT professionals we need, we may have to forgo projects for lack of resources or be unable to staff projects optimally. Our failure to attract, train and retain IT professionals with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new IT professionals successfully could materially adversely affect our ability to provide high quality services to our clients.

Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.

Wage costs for IT professionals in CIS and CEE countries are lower than comparable wage costs in more developed countries. However, wage costs in the CIS and CEE IT services industry may increase at a faster rate than in the past, which ultimately may make us less competitive unless we are able to increase the efficiency and productivity of our IT professionals as well as the prices we can charge for our services. Increases in wage costs may reduce our profitability. In addition, the issuance of equity-based compensation to our IT professionals would also result in additional dilution to our stockholders.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We currently do not maintain key man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted.

If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between our senior executives or key personnel and us, any non-competition, non-solicitation and non-disclosure agreements we have with our senior executives or key personnel might not provide effective protection to us, especially in CIS and CEE countries where some of our senior executives and most of our key employees reside, in light of uncertainties with legal systems in CIS and CEE countries.

Emerging markets such as the CIS and CEE countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

We have significant operations in CIS countries, including Belarus, Russia, Ukraine and Kazakhstan and in Hungary, which is a CEE country. Investors in emerging markets such as CIS and CEE countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of Belarus, Russia, Ukraine, Kazakhstan and Hungary are subject to rapid change and that the information set forth in this prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, an investment in our common stock is appropriate. See “—Risks Related to Conducting Business in the CIS and CEE Countries.”

We generate a significant portion of our revenues from a small number of clients, and any loss of business from these clients could materially reduce our revenues.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of clients. During 2009, 2010 and the first nine months of 2011, our largest client, Thomson Reuters, accounted for over 10% of our revenues. In the aggregate, our top ten clients accounted for 36.8%, 35.3%, 42.6%, and 45.1% of our revenues in 2008, 2009, 2010 and the first nine months of 2011, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally are not our clients’ exclusive IT services provider and we do not have long-term commitments from any clients to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and net income from those services, may decline or vary as the type and quantity of IT services we provide change over time. Furthermore, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. For example, a client may decide to reduce spending on technology services or sourcing from us due to a challenging economic environment or other factors, both internal and external, relating to its business. These factors, among others, may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another IT services provider or returning work in-house.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could materially adversely affect our revenues and thus our results of operations.

Our revenues, operating results and profitability may experience significant variability and, as a result, it may be difficult to make accurate financial forecasts.

Our revenues, operating results and profitability have varied in the past and are likely to vary in the future, which could make it difficult to make accurate financial forecasts. Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of IT projects in which we are engaged;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced IT professionals;

•	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;

•	changes in pricing in response to client demand and competitive pressures;

•	changes in the allocation of onsite and offshore staffing;

•	the business decisions of our clients regarding the use of our services;

•	the ability to further grow revenues from existing clients;

•	the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

•	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	the ratio of fixed-price contracts to time-and-materials contracts in process;

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

•	unexpected changes in the utilization rate of our IT professionals;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	the continuing financial stability of our clients; and

•	general economic conditions.

If we are unable to make accurate financial forecasts, it could materially adversely affect our business, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts.

Our clients are generally not obligated for any long-term commitments to us. Although a substantial majority of our revenues are generated from repeated business, which we define as revenues from a client who also contributed to our revenues during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, our clients can terminate many of our master services agreements and work orders with or without cause, and in most cases without any cancellation charge. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to expand our business.

There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

•	financial difficulties for the client;

•	a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;

•	a change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

•	the replacement by our clients of existing software with packaged software supported by licensors; and

•	mergers and acquisitions or significant corporate restructurings.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenues as a percentage of revenues, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate agreements makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our revenues and thus our results of operations.

In addition, some of our agreements specify that if a change of control of our company occurs during the term of the agreement, the client has the right to terminate the agreement. If any future event triggers any change-of- control provision in our client contracts, these master services agreements may be terminated, which would result in loss of revenues.

Our revenues are highly dependent on clients primarily located in the United States and Europe. Worsening economic conditions or factors that negatively affect the economic health of the United States or Europe could reduce our revenues and thus adversely affect our results of operations.

The recent crisis in the financial and credit markets in North America, Europe and Asia led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. The IT services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. We derive a significant portion of our revenues from clients in North America and Europe. If the North American or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

The current financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospects of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely continue to have a number of negative effects on our business.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be adversely affected.

Our profitability will suffer if we are not able to maintain our resource utilization levels and productivity levels.

Our profitability is significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and strategic acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs.

Some of our IT professionals are specially trained to work for specific clients or on specific projects and some of our offshore development centers are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing IT professionals and to staff projects appropriately and on the general economy and its effect on our clients and their business decisions regarding the use of our services. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated IT professionals or facilities, we may not be able to efficiently reallocate these IT professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain optimal resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

We face intense competition from onshore and offshore IT services companies, and increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could materially adversely affect our business.

The market for IT services is highly competitive, and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are reputation and track record, industry expertise, breadth and depth of service offerings, quality of the services offered, language, marketing and selling skills, scalability of infrastructure, ability to address clients’ timing requirements and price.

We face competition from offshore IT services providers in other outsourcing destinations with low wage costs such as India and China, as well as competition from large, global consulting and outsourcing firms and in-house IT departments of large corporations. Clients tend to engage multiple IT services providers instead of using an exclusive IT services provider, which could reduce our revenues to the extent that clients obtain services from other competing IT services providers. Clients may prefer IT services providers that have more locations or that are based in countries more cost-competitive or more stable than some CIS and CEE countries.

Our ability to compete successfully also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly-skilled IT professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Some of our present and potential competitors may have substantially greater financial, marketing or technical resources. Our current and potential competitors may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients. Client buying patterns can change if clients become more price sensitive and accepting of low-cost suppliers. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our business.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers, such as in Minsk, Belarus. We may encounter cost overruns or project delays in connection with new facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability may be reduced.

Our revenues are highly dependent on a limited number of industries, and any decrease in demand for outsourced services in these industries could reduce our revenues and adversely affect our results of operations.

A substantial portion of our clients are concentrated in five specific industry verticals: ISVs and Technology, Banking and Financial Services, Business Information and Media, Travel and Hospitality, and Retail and Consumer. Clients in ISVs and Technology accounted for 37.0%, 38.5%, 31.0%, and 26.7% of our revenues in 2008, 2009, 2010 and the first nine months of 2011, respectively. Clients in Banking and Financial Services accounted for 13.4%, 11.4%, 19.3%, and 22.5% of our revenues in 2008, 2009, 2010 and the first nine months of 2011, respectively. Our business growth largely depends on continued demand for our services from clients in these five industry verticals and other industries that we may target in the future, as well as on trends in these industries to outsource IT services.

A downturn in any of our targeted industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and materially adversely affect our business, financial condition and results of operations. For example, a worsening of economic conditions in the financial services industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could adversely affect our results of operations.

If we are not successful in managing increasingly large and complex projects, we may not achieve our financial goals and our results of operations could be adversely affected.

To successfully market our service offerings and obtain larger and more complex projects, we need to establish close relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including:

•	maintaining high-quality control and process execution standards;

•	maintaining planned resource utilization rates on a consistent basis;

•	maintaining productivity levels and implementing necessary process improvements;

•	controlling costs;

•	maintaining close client contact and high levels of client satisfaction; and

•	maintaining effective client relationships.

Our ability to successfully manage large and complex projects depends significantly on the skills of our management personnel and IT professionals, some of whom do not have experience managing large-scale or complex projects. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements. If we fail to successfully obtain engagements for large and complex projects, we may not achieve our revenue growth and other financial goals. Even if we are successful in obtaining such engagements, a failure by us to effectively manage these large and complex projects could damage our reputation, cause us to lose business, impact our margins and adversely affect our business and results of operations.

If we are unable to adapt to rapidly changing technologies, methodologies and evolving industry standards we may lose clients and our business could be materially adversely affected.

Rapidly changing technologies, methodologies and evolving industry standards characterize the market for our services. Our future success will depend in part upon our ability to anticipate developments in IT services, enhance our existing services and to develop and introduce new services to keep pace with such changes and developments and to meet changing client needs. The process of developing our client solutions is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems, technologies and methodologies. Our ability to keep up with technology, methodology and business changes is subject to a number of risks, including that:

•	we may find it difficult or costly to update our services, applications, tools and software and to develop new services quickly enough to meet our clients’ needs;

•	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

•

we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

•	we may find is difficult to maintain a high level of quality in implementing new technologies and methodologies.

We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Further, services, technologies or methodologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to enhance our existing services and to develop and introduce new services to promptly address the needs of our clients could cause us to lose clients and materially adversely affect our business.

We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our IT services, which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenues and hinder our revenues growth. For certain clients, we may begin work and incur costs prior to concluding the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, or to complete certain contract requirements in a particular quarter, could reduce our revenues in that quarter.

Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenues or delays in recognizing revenues after incurring costs related to our sales or services process could materially adversely affect our business.

We may not be able to recognize revenues in the period in which our services are performed, which may cause our margins to fluctuate.

Our services are performed under both time-and-material and fixed-price contract arrangements. All revenues are recognized pursuant to applicable accounting standards. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

Additionally, we recognize revenues from fixed-price contracts based on the proportional performance method. In instances where final acceptance of the system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. Our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met.

If our pricing structures are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us. We face a number of risks when pricing our contracts, as many of our projects entail the coordination of operations and personnel in multiple locations with different skill sets and competencies. Our pricing and cost estimates for the work that we perform sometimes include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the contract. There is a risk that we will underprice our projects, particularly with fixed-price contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable.

In addition, a number of our contracts contain pricing terms that condition a portion of the payment of fees by the client on our ability to meet defined performance goals, service levels and completion schedules set forth in the contracts. Our failure to meet such performance goals, service levels or completion schedules or our failure to meet client expectations in such contracts may result in less profitable or unprofitable engagements.

Our profitability could suffer if we are not able to maintain favorable pricing rates.

Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	our competitors’ pricing policies;

•	bid practices of clients and their use of third-party advisors;

•	the mix of onsite and offshore staffing;

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

•	our ability to charge premium prices when justified by market demand or the type of service; and

•	general economic conditions.

If we are not able to maintain favorable pricing for our services, our profitability could suffer.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be materially adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect on relatively short cycles. We maintain allowances against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be materially adversely affected. Moreover, in the event of delays in payment from our governmental and quasi-governmental clients, we may have difficulty collecting on receivables owed. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be materially adversely affected.

Our ability to generate and retain business depends on our reputation in the marketplace.

Our services are marketed to clients and prospective clients based on a number of factors. Since many of our specific client engagements involve unique services and solutions, our corporate reputation is a significant factor in our clients’ evaluation of whether to engage our services. We believe the EPAM brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is potentially susceptible to damage by actions or statements made by current or former clients, competitors, vendors, adversaries in legal proceedings, government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the EPAM brand name and could reduce investor confidence in us.

We have incurred, and may continue to incur, significant stock-based compensation expenses which could adversely impact our net income.

We have granted certain options under our stock incentive plans and entered into certain other stock-based compensation arrangements in the past, as a result of which we have recorded $2.8 million, $2.4 million and $2.9 million as stock-based compensation expenses for the years ended December 31, 2008, 2009 and 2010, respectively, and $1.8 million and $2.2 million for the nine months ended September 30, 2010 and 2011, respectively.

GAAP prescribes how we account for stock-based compensation which could adversely or negatively impact our results of operations or the price of our common stock. GAAP requires us to recognize stock-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with stock-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations.

Our effective tax rate could be materially adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. transfer pricing regulations, as well as regulations applicable in CIS and CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our business. The U.S. Internal Revenue Service has begun an examination of our federal income tax returns for the tax year ending December 31, 2008. The results from this and other tax examinations and audits may differ from the liabilities recorded in our consolidated financial statements and could materially adversely affect our financial condition and results of operations.

Our earnings could be adversely affected if we change our intent not to repatriate earnings in the CIS and CEE or such earnings become subject to U.S. tax on a current basis.

We do not accrue incremental U.S. taxes on all CIS and CEE earnings as these earnings (as well as other foreign earnings for all periods) are considered to be indefinitely reinvested outside of the United States. While we have no plans to do so, events may occur in the future that could effectively force us to change our intent not to repatriate our foreign earnings. If we change our intent and repatriate such earnings, we will have to accrue the applicable amount of taxes associated with such earnings and pay taxes at a substantially higher rate than our effective income tax rate in 2010. These increased taxes could materially adversely affect our financial condition and results of operations.

Our operating results may be negatively impacted by the loss of certain tax benefits provided by the governments of Belarus, Hungary and Russia to companies in our industry.

Our subsidiary in Belarus is a member of the Belarus Hi-Tech Park, in which member technology companies are exempt or levied at a reduced rate on a variety of taxes, including a 100% exemption from Belarusian income tax (which as of the date of this prospectus was 24%) and an exemption from the value added tax, for a period of 15 consecutive years effective July 1, 2006. In addition, our subsidiary in Hungary benefits from a tax credit of 10% of qualified salaries, taken over a four-year period, for up to 70% of the total tax due for that period. We have been able to take the full 70% credit for 2007, 2008, 2009 and 2010. Our subsidiary in Russia benefits from a substantially reduced rate on social contributions and an exemption on value added tax in certain circumstances, which is a benefit to qualified IT companies in Russia. If the tax holiday relating to our Belarusian subsidiary, the tax incentives relating to our Hungarian subsidiary or the lower tax rates and social contributions relating to our Russian subsidiary are changed, terminated, not extended or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statement Line Items—Provision for Income Taxes.”

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected by non-competition clauses in our agreements with existing clients.

Some of our agreements with clients contain time-based restrictions on reassigning personnel from those clients’ accounts to the accounts of competitors of such clients. These clauses may restrict our ability to offer services to different clients in a specific industry or market. For example, we have agreed that, for periods ranging from six months to one year after the completion of either the services we have provided to certain clients or the termination of our service agreements with such clients, we will not assign any of our employees that have worked on services or projects for such clients to the development or distribution of any services or projects that compete directly or indirectly with the services or projects that we have provided such clients. Moreover, we may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment which our client is bidding for or is negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Our agreement with one of our largest clients gives it the option to assume the operations of one of our offshore development centers, and the exercise of that option could result in a loss of future revenues and adversely affect our results of operations.

During the four-year term of our agreement with one of our largest clients, which ends in December 2014 unless extended by the client, the client is entitled to request us to transfer to it or its designees all of the operating relationships, including employment relationships with the employees dedicated to the offshore development center and contracts with subcontractors, at a pre-determined transfer price dependent on the experience level of the transferred employee and the duration such employee worked on projects for the client. We are required to transfer assets that have already been financed by the client under our agreement, such as our offshore development center dedicated to the client, at a de minimis pre-agreed price. Since our client has already financed such assets, the carrying value of such assets is de minimis. In addition to the above amounts, the client is also required to pay a negotiated value or book value for the assets to be transferred that have not already been financed by the client. This client accounted for 2.9% and 6.1% of our revenues in 2010 and the first nine months of 2011, respectively. In addition, under our agreement, the client has the right to step in and take over all or part of the offshore development center in certain instances, including if we are in material default under certain provisions of our agreement, such as those related to the level or quality of our services, or the client has determined it is otherwise obliged to do so in emergencies or for regulatory reasons. In the event the client takes over any services we provide under our agreement, it will not be obligated to pay us for the provision of those services. If the client exercises these rights, we would lose future revenues related to the services we provide to the client, as well as lose some of our assets and key employees, and our losses may not be fully covered by the contractual payment, which could adversely affect our results of operations.

Undetected software design defects, errors or failures may result in loss of or delay in market acceptance of our services or in liabilities that could materially adversely affect our business.

Our software development solutions involve a high degree of technological complexity and have unique specifications and could contain design defects or software errors that are difficult to detect and correct. Errors or defects may result in the loss of current clients and loss of, or delay in, revenues, loss of market share, loss of client data, a failure to attract new clients or achieve market acceptance, diversion of development resources and increased support or service costs. We cannot assure you that, despite testing by us and our clients, errors will not be found in new software product development solutions, which could result in litigation and other claims for damages against us and thus could materially adversely affect our business.

Disruptions in internet infrastructure, telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our clients’ offices, our delivery centers and our client management locations (including our headquarters in Newtown, PA). Our business activities may be materially disrupted in the event of a partial or complete failure of any of these internet, IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry, demands placed on internet infrastructure by growing numbers of users and time spent online or increased bandwidth requirements or other events beyond our control. Loss of all or part of the infrastructure or systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise materially adversely affect our business and business reputation.

Our computer networks may be vulnerable to security risks that could disrupt our services and cause us to incur losses or liabilities that could adversely affect our business.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information. It is possible that, despite existing safeguards, an employee could misappropriate our clients’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could adversely affect our business.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our reputation and adversely affect our results of operations.

If our IT professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and adversely affect our results of operations.

Under our contracts with our clients, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

Our subcontracting practices may expose us to technical uncertainties, potential liabilities and reputational harm.

In order to meet our personnel needs, increase workforce flexibility, and improve pricing competitiveness, we use subcontractors and freelancers primarily to perform short-term assignments in certain specialty areas or on other projects where it is impractical to use our employees, or where we need to supplement our resources.

We also use subcontractors for internal assignments, such as assisting in development of internal systems, recruiting, training, human resources consulting and administration, and other similar support functions. Despite certain advantages of subcontracting, such arrangements also give rise to a number of risks.

Although we try to source competent and credible third parties as our subcontractors, they may not be able to deliver the level of service that our clients expect us to deliver. Furthermore, we enter into confidentiality agreements with our subcontractors, but we cannot guarantee that they will not breach the confidentiality of us or our clients and misappropriate our or our clients’ proprietary information and technology in the course of providing service. We, as the party to the contract with the client, are directly responsible for the losses our subcontractors cause our clients. Under the subcontracting agreements we enter into, our subcontractors generally promise to indemnify us for damages caused by their breach, but we may be unable to collect under these agreements. Moreover, their breaches may damage our reputation, cause us to lose existing business and adversely affect our ability to acquire new business in the future.

There may be adverse tax and employment law consequences if the independent contractor status of our IT professionals or the exempt status of our employees is successfully challenged.

Some of our IT professionals are retained as independent contractors. Although we believe that we have properly classified these individuals as independent contractors, there is nevertheless a risk that the IRS or another federal, state, provincial or foreign authority will take a different view. Furthermore, the tests governing the determination of whether an individual is considered to be an independent contractor or an employee are typically fact sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status and misclassification of independent contractors are subject to change or interpretation by various authorities. If a federal, state, provincial or foreign authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs under such laws and regulations, including for prior periods, in respect of tax withholding, social security taxes or payments, workers’ compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations. There is also a risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with federal, state, provincial or foreign tax laws. Further, if it were determined that any of our independent contractors should be treated as employees, we could possibly incur additional liabilities under our applicable employee benefit plans.

In addition, we have classified all of our U.S. employees as “exempt” under the Federal Labor Standards Act, or the FLSA. If it were determined that any of our U.S. employees should be classified as “non-exempt” under the FLSA, we may incur costs and liabilities for back wages, unpaid overtime, fines or penalties and/or be subject to employee litigation.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain some insurance coverage, including professional liability insurance, property insurance coverage for certain of our facilities and equipment and business interruption insurance coverage for certain of our operations, we do not insure for all risks in our operations. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Most of the agreements we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the agreements, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workers’ compensation insurance. Some of these types of insurance are not available on reasonable terms or at all in CIS and CEE countries. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these agreements as a result of such failure.

Our business could be negatively affected if we incur legal liability, including with respect to our indemnification obligations, in connection with providing our solutions and services.

If we fail to meet our contractual obligations or otherwise breach obligations to our clients, we could be subject to legal liability. We may enter into non-standard agreements because we perceive an important economic opportunity or because our personnel did not adequately adhere to our guidelines. In addition, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services, and if our exposure is not adequately limited through the terms of our agreements, we might face significant legal liability and our financial condition and results of operations could be materially adversely affected.

In the normal course of business and in conjunction with certain client engagements, we have entered into contractual arrangements through which we may be obligated to indemnify clients or other parties with whom we conduct business with respect to certain matters. These arrangements can include provisions whereby we agree to defend and hold the indemnified party and certain of their affiliates harmless with respect to claims related to matters including our breach of certain representations, warranties or covenants, or out of our intellectual property infringement, our gross negligence or willful misconduct, and certain other claims. Payments by us under any of these arrangements are generally conditioned on the client making a claim and providing us with full control over the defense and settlement of such claim. It is not possible to determine the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement, and any claims under these agreements may not be subject to liability limits or exclusion of consequential, indirect or punitive damages. Historically, we have not made payments under these indemnification agreements so they have not had any impact on our operating results, financial position, or cash flows. However, if events arise requiring us to make payment for indemnification claims under our indemnification obligations in contracts we have entered, such payments could have a material impact on our financial condition and results of operations.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information or personally identifiable information of our clients is particularly important for us since our operations are mainly based in CIS and CEE countries. CIS and CEE countries have not traditionally enforced intellectual property protection to the same extent as countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance.

We may not be able to prevent unauthorized use of our intellectual property, and our intellectual property rights may not be adequate to protect our business and competitive position.

We rely on a combination of copyright, trademark, unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of September 30, 2011, we had registered intellectual property consisting of 13 U.S. trademarks, two non-U.S. trademarks, one Russian copyright and 60 active domain names. Implementation of intellectual property-related laws in CIS and CEE countries has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in CIS and CEE countries may not be as effective as that in the United States or other countries.

To protect our and our clients’ proprietary information and other intellectual property, we require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our and our clients’ proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our and our clients’ proprietary technologies, tools and applications could enable third parties to benefit from our or our clients’ technologies, tools and applications without paying us for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We rely on our trademarks, trade names, service marks and brand names to distinguish our services and solutions from the services of our competitors, and have registered or applied to register several of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of our trademarks. For instance, in 2005, we entered into a Consent of Use and Settlement Agreement that allowed a third party to use the mark “ePAM” (as capitalized in the foregoing) and restricted our ability to do so. For more information see “Business—Intellectual Property.” In the event that our trademarks are successfully challenged, we could be forced to rebrand our services and solutions, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

In addition, we rely on certain third-party software to conduct our business. If we lose the licenses which permit us to use such software, they may be difficult to replace and it may be costly to do so.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may be forced to stop using our services or solutions.

The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

Further, our current and former employees and/or subcontractors could challenge our exclusive rights in the software they have developed in the course of their employment. In Russia and certain other countries in which we operate, an employer is deemed to own the copyright in works created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors and/or subcontractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure that we would be successful in defending against any claim by our current or former employees, independent contractors and/or subcontractors challenging our exclusive rights over the use and transfer of works those employees, independent contractors and/or subcontractors created or requesting additional compensation for such works.

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business.

Because we provide IT services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal rules on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, internal and disclosure control obligations, data privacy and labor relations, particularly in the CIS and CEE countries in which we operate. Our systems and operations are located almost entirely in the CIS and CEE and laws and regulations that are applicable to us, but not to our competitors, may impede our ability to develop and offer services that compete effectively with those offered by our non-CIS or -CEE based competitors and generally available worldwide. Violations of these laws or regulations in the conduct of our business could result in fines, criminal sanctions against us or our officers, prohibitions on doing business, damage to our reputation and other unintended consequences such as liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Our failure to comply with applicable legal and regulatory requirements could materially adversely affect our business.

We are subject to laws and regulations in the United States and other countries in which we operate concerning our operations, including export restrictions, U.S. economic sanctions and the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

Our operations are subject to laws and regulations restricting our operations, including activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control, or OFAC, or other international economic sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. We are subject to the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. The FCPA’s foreign counterparts contain similar prohibitions, although varying in both scope and jurisdiction. We operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

We are currently in the process of developing and implementing formal controls and procedures to ensure that we are in compliance with the FCPA, OFAC sanctions, and similar sanctions, laws and regulations. The implementation of such procedures may be time consuming and expensive, and could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware.

Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. laws and regulations as well as foreign and local laws) and would adversely affect our reputation and the market for shares of our common stock and may require certain of our investors to disclose their investment in our company under certain state laws. If we are not in compliance with export restrictions, U.S. or international economic sanctions or other laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other remedial measures.

Anti-outsourcing legislation, if adopted, could harm our ability to compete effectively and impair our ability to service our clients.

The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the United States, which is our largest source of revenues. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT services providers and the loss of jobs in their home countries. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are periodically considered in Congress and in numerous state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the United States. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore IT services providers. Given the ongoing debate over this issue, the introduction and consideration of other restrictive legislation is possible. If enacted, such measures may broaden restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, impact private industry with measures such as tax disincentives or intellectual property transfer restrictions, and/or restrict the use of certain business visas. In the event that any of these measures becomes law, our ability to service our clients could be impaired and our business, financial condition and results of operations could be materially adversely affected.

Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients restricting the performance of services from an offshore location could also materially adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by many European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider are entitled to become employees of the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and European Union and to provide outsourced services to companies in the United Kingdom and European Union in a cost-effective manner.

In addition, from time to time, there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore IT services providers to avoid negative perceptions that may be associated with using an offshore IT services provider. Any slowdown or reversal of the existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the country in which our clients operate.

Our international sales and operations are subject to many uncertainties.

Revenues from clients outside North America represented 45.5% of our revenues for 2010 and 48.3% for the nine months ended September 30, 2011. We anticipate that clients outside North America will continue to account for a material portion of our revenues in the foreseeable future and may increase as we expand our international presence, particularly in Europe and the CIS. In addition, the majority of our employees, along with our development and delivery centers, are located in the CIS and CEE. As a result, we may be subject to risks inherently associated with international operations, including risks associated with foreign currency exchange rate fluctuations, which may cause volatility in our reported income, and risks associated with the application and imposition of protective legislation and regulations relating to import or export or otherwise resulting from foreign policy or the variability of foreign economic conditions.

Additional risks associated with international operations include difficulties in enforcing intellectual property and/or contractual rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. There can be no assurance that these and other factors will not impede the success of our international expansion plans or limit our ability to compete effectively in other countries.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are nationals of CIS and CEE countries. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside the CIS and CEE. The ability of our employees to work in the United States, Europe, the CIS and other countries outside the CIS and CEE depends on their ability to obtain the necessary visas and work permits. Historically, the process for obtaining visas for nationals of CIS and CEE countries to certain countries, including the United States and Europe, has been lengthy and cumbersome. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. Particularly given the recent global economic downturn, it is possible that there could be a change in the existing laws or the enactment of new legislation imposing restrictions on the deployment of work visa holders at client locations, which could adversely impact our ability to do business in the jurisdictions in which we have clients. However, it is generally difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or maintaining business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with employees who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas in which case we may not be able to provide services to our clients on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could, any of which could hamper our growth and cause our revenues to decline.

If we fail to integrate or manage acquired companies efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. Our ability to successfully integrate an acquired entity and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

•	integrating operations, services and personnel in a timely and efficient manner;

•	diverting significant management attention and financial resources from our other operations and disrupting our ongoing business;

•	unforeseen or undisclosed liabilities and integration costs;

•	incurring liabilities from the acquired businesses for infringement of intellectual property rights or other claims for which we may not be successful in seeking indemnification;

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incurring debt, amortization expenses related to intangible assets, large and immediate write-offs, assuming unforeseen or undisclosed liabilities, or issuing common stock that would dilute our existing stockholders’ ownership;

•	generating sufficient revenues and net income to offset acquisition costs;

•	potential loss of, or harm to, employee or client relationships;

•	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

•	failing to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisition;

•	retaining key senior management and key sales and marketing and research and development personnel, particularly those of the acquired operations;

•	potential incompatibility of solutions, services and technology or corporate cultures;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls;

•	entry into unfamiliar markets; and

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increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of the countries in which we currently have operations.

In addition, the primary value of many potential acquisition targets in the IT services industry lies in their skilled IT professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur significant one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired entity and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions, could delay or reduce the number of new service orders we receive and impair our ability to service our clients.

Hostilities involving the United States and acts of terrorism, violence or war, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, the attacks of April 11, 2011 in Belarus, the continuing conflict in Iraq and Afghanistan, the recent conflict in Libya, natural disasters, global health risks or pandemics or the threat or perceived potential for these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for IT services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions, and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations, revolving line of credit and the proceeds from this offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of IT services companies;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	government regulation of foreign investment in the CIS and CEE; and

•	economic, political and other conditions in the CIS and CEE.

Risks Related to Conducting Business in the CIS and CEE Countries

Companies doing business in emerging markets, such as CIS and CEE countries, are subject to significant economic risks.

CIS and CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including significant economic risks. CEE includes Albania, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Republic of Macedonia, Romania, Russia, Serbia and Montenegro, Slovakia, Slovenia, the former Yugoslav Republic of Macedonia, Turkey and Ukraine. The CIS is comprised of constituents of the former U.S.S.R., including Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. The economies of CIS and CEE countries, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. The economies of Belarus, Russia, Ukraine, Hungary and other CIS and CEE countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Although economies in CIS and CEE countries showed positive trends until 2008, including annual increases in the gross domestic product, relatively stable currencies, strong domestic demand, rising real wages and a reduced rate of inflation, these trends were interrupted by the global financial crisis in late 2008, in which CIS and CEE countries experienced adverse economic and financial effects including a substantial decrease in the gross domestic product’s growth rate, depreciation of local currencies and a decline in domestic and international demand for their products and services, particularly natural resources products on which they are dependent. More recently, the negative trends of the global economy and volatility in the financial markets, partially due to the recent debt crisis in Europe, have resulted in decreased growth outlooks for CIS and CEE countries, particularly those dependent on Western Europe for trade.

Belarus inherited a heavy industrial base from the Soviet era and managed to grow its economy between 2000 and 2010 despite very tight state control of the economy and limited private enterprise. While Belarus managed to avoid the worst effects of the global economic downturn in 2008, facilitated by years of considerable government spending and cheap oil imports from Russia. In 2011, Belarus has faced a serious balance-of-payment crisis as a result of the upward revision of gas import prices and increased public sector salaries. This has led to inflation, a shortage of goods and has required the government to significantly devalue its currency and move to a flexible exchange rate policy, to raise interest rates and to launch the privatization of a number of state-owned enterprises. Belarus has also sought financial assistance from the International Monetary Fund, or the IMF, Russia and other CIS countries, but as of December 2011, there was uncertainty whether Belarus would receive the financial assistance it previously requested from the IMF, due to political disagreements regarding Belarus’ commitments to the reforms requested by the IMF. It is uncertain whether the government will be able to effectively manage the current financial crisis and implement the reforms requested by the IMF.

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and a reduced rate of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the growth rate of Russia’s gross domestic product, significant depreciation of the Russian ruble and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the global economic downturn on the Russian economy and support the value of the Russian ruble. More recently, the weaker global economic landscape and financial market volatility threatened to put pressure on Russia’s operating environment, affecting its credit environment and financial sector. The full impact of the previous global economic downturn and the current volatility in the global economy and financial markets is not yet clear, and, should global economic conditions deteriorate significantly, it is possible that the Russian economy could continue to decline in the near future.

Despite political instability in Ukraine between 2000 and 2008, its economy made significant progress during this period. However, the global financial crisis in 2008 had a significant impact on Ukraine’s economy, including the collapse or bailout of certain Ukrainian banks and significant liquidity constraints for others. The negative outlook in Ukraine’s economy may continue as commodity prices of Ukrainian exports remain low and access to foreign credit is limited, which contributes to exchange rate volatility, high inflation and a growing budget deficit. Continuing political instability also adds to the economic instability.

In Hungary, budget deficits as a percentage of GDP have remained relatively high over the last several years and the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance of Hungarian businesses and consumers on foreign currency loans. These factors left Hungary especially vulnerable to the global financial crisis. At the end of October 2008, the Hungarian government adopted a set of policies agreed upon with the European Union, the European Central Bank and the IMF to bolster Hungary’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. These challenging economic conditions, the continuing turmoil in the global economy, financial markets and macroeconomic policies made by the government in response to these conditions could materially adversely affect our business in Hungary.

As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies such as in the CIS and CEE could dampen foreign investment in these markets and materially adversely affect their economies. In addition, a deterioration in macroeconomic conditions, such as the recent debt crisis in Europe, could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the assets of the business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. Weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or a portion of such value.

These risks may be compounded by incomplete, unreliable or unavailable economic and statistical data on CIS and CEE countries, including elements of the information provided in this prospectus. Similar statistics may be obtainable from other non-official sources, although the underlying assumptions and methodology, and consequently the resulting data, may vary from source to source. Further economic instability in Belarus, Russia, Ukraine, Hungary or other CIS or CEE countries where we operate and any future deterioration in the international economic situation could materially adversely affect our business, financial condition and results of operations.

Inflation in Belarus, Russia, Ukraine and other CIS countries and government efforts to combat inflation may contribute significantly to economic uncertainty in the CIS and could materially adversely affect our financial condition, results of operations and the market value of our shares of common stock.

Economies in CIS countries such as Belarus, Russia and Ukraine have periodically experienced high rates of inflation. According to The World Bank and Bloomberg, the inflation rate, as measured by the consumer price index, was as follows:

•	the annual inflation rate in Belarus was 14.8% in 2008, 12.9% in 2009 and 10.0% in 2010;

•	the annual inflation rate in Russia was 14.1% in 2008, 11.7% in 2009, 7.0% in 2010 and 9.1% in the first nine months of 2011; and

•	the annual inflation rate in Ukraine was 25.2% in 2008, 15.9% in 2009, 9.6% in 2010 and 9.0% in the first nine months of 2011.

In addition, in 2011, significant inflation has been reported in Belarus. The National Statistical Committee of Belarus estimated that inflation was approximately 74.5% in the first nine months of 2011. In 2010 and the first nine months of 2011 we had 1.2% and 0.7% of our revenues, respectively, denominated in Belarusian rubles.

The measures currently used by the Belarusian government to control this recent inflation include monetary policy and pricing instruments, including increasing interest rates and the use of anti-monopoly laws to prevent the increase in pricing of goods, as well as privatization and using foreign borrowings to replenish the budget and stabilize local currency. Inflation, government actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Belarus. Belarus may experience high levels of inflation in the future. The Russian and Ukrainian governments have historically implemented similar measures as Belarus to fight inflation.

Periods of higher inflation may slow economic growth in those countries. For instance, in October 2011, the government of Belarus implemented a flexible exchange rate policy, which devalued the currency against the U.S. dollar and could cause inflation in Belarus over time. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our clients and, as a result, may reduce our profitability. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or adversely affect the market price of our securities.

Fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.

The Belarusian ruble, the Russian ruble, the Ukrainian hryvnia, the Hungarian forint and other CIS currencies have experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years. For example,

•

In February 2009 and May 2011, the National Bank of the Republic of Belarus devalued the exchange rate of the Belarusian ruble against the U.S. dollar by 20.5% and 56.3%, respectively; in October 2011 the bank adopted a free floating rate policy, triggering 52.0% additional depreciation in the Belarusian ruble against the U.S. dollar;

•

The Russian ruble depreciated against the U.S. dollar by 27.6% in 2009, as compared to the 2008 average exchange rate, and appreciated against the U.S. dollar by 4.3% in 2010, as compared to the 2009 average exchange rate. Since the increase in financial markets volatility commencing in early August 2011, the Russian ruble depreciated against the U.S. dollar by over 8.0%;

•	Since September 2008, the interbank U.S. dollar/Ukrainian hryvnia exchange rate has fluctuated significantly; the Ukrainian hryvnia depreciated against the U.S. dollar by 53.3% in 2009, as compared to the 2008 average exchange rate and, in 2010, the hryvnia appreciated against the U.S. dollar by 1.4% as compared to the 2009 average exchange rate; and over the course of 2011, the hryvnia remained relatively stable against the U.S. dollar; and

•

The Hungarian forint depreciated against the U.S. dollar by 17.1% in 2009, as compared to the 2008 average exchange rate, and depreciated against the U.S. dollar by 3.1% in 2010, as compared to the 2009 average exchange rate.

The majority of our revenues are in U.S. dollars, British pounds, Russian rubles and euros, and the majority of our expenses, particularly salaries of IT professionals, are denominated in U.S. dollars but payable in Belarusian rubles or in other local currencies at the exchange rate in effect at the time. However, to the extent that we increase our business and revenues which are denominated in Belarusian rubles, Ukrainian hryvnia, Hungarian forints or other local currencies, we will also increase our receivables denominated in those currencies and therefore also increase our exposure to fluctuations in their exchange rates against the U.S. dollar, our reporting currency. Similarly, any capital expenditures, such as for computer equipment, which are payable in the local currency of the countries in which we operate but are imported to such countries, and any deposits we hold in local currencies, can be materially affected by depreciation of the local currency against the U.S. dollar and the effect of such depreciation on the local economy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and “—Inflation in Belarus, Russia, Ukraine and other CIS countries and government efforts to combat inflation may contribute significantly to economic uncertainty in the CIS and could materially adversely affect our financial condition, results of operations and the market value of our shares of common stock.”

The banking and financial systems in the CIS remain less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business and financial condition.

Banking and other financial systems in the CIS are less developed and regulated than in some more developed markets, and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Banks in the CIS generally do not meet the banking standards of more developed markets, and the transparency of the banking sector lags behind international standards. Furthermore, in Russia, Belarus and other CIS countries, bank deposits made by corporate entities generally are not insured. As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, particularly in Belarus, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in the CIS, which could materially adversely affect our business and financial condition.

Political and governmental instability in CIS and CEE countries could materially adversely affect our business and operations in these countries.

Since the early 1990s, Belarus, Russia, Ukraine, Hungary and other CIS and CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy of various degrees. As a result of the sweeping nature of various reforms, and the failure of some of them, the political systems of many CIS and CEE countries remain vulnerable to popular dissatisfaction, including demands for autonomy from particular regional and ethnic groups.

We have significant operations in Minsk, the capital of Belarus. Belarus has been governed since 1994 by President Alexander Lukashenko, who was most recently reelected in December 2010. The president has a wide range of powers including the power to call elections, appoint the executive arms of the government, make judicial appointments and appointments to local executive and administrative bodies and issue edicts, orders and decrees which have the force of law. Progress on structural reform and a reduction in the extent of direct state support in the economy has been slow in Belarus, and reforms of this nature are likely to be politically unpopular. No assurance, however, can be given that Belarus will implement further structural reform policies or reduce state support of the economy.

We have significant operations in Russia. Since 1991, Russia has sought to transform itself from a single party state with a centrally-planned economy to a market economy. Political conditions in Russia were highly volatile in the 1990s, as evidenced by the frequent conflicts among executive, legislative and judicial authorities, which negatively affected Russia’s business and investment climate. During the presidency of Vladimir Putin and the current presidency of Dmitry Medvedev, the political and economic situation in Russia has generally become more stable. However, there is still a risk of significant changes to the political and economic environment, potential changes in the direction of the reforms or reversal of the reforms. Elections for the state Duma are scheduled for late 2011, and the next presidential election is scheduled for 2012. In September 2011, both Dmitry Medvedev and United Russia, the party holding over two-thirds of the Russian Parliament seats, supported Vladimir Putin as the presidential candidate, while Dmitry Medvedev was offered the office of Prime Minister. Shortly afterwards, Alexey Kudrin, the Minister of Finance who pursued a largely conservative budget and monetary policy, was forced to resign. The outcome of the presidential election and the potential shift in government policy may affect the direction and speed of economic and political reforms and negatively impact the economic and political environment in Russia.

We have delivery centers in Ukraine. Since obtaining independence in 1991, Ukraine has undergone substantial political transformation to become an independent sovereign state and has been on the path of economic transition to a market economy. The 2010 presidential election and the subsequent removal of the Ukrainian prime minister from office created tensions between the Ukrainian president, Viktor Yanukovych, the government and the parliament. A number of factors could adversely affect political stability in Ukraine, including political polarization in Ukrainian society resulting from what is seen as insufficiently balanced or controversial positions of the president and the government on various domestic and foreign policy issues, and growing opposition of certain factions in the parliament and certain political parties and associations which are not represented in the parliament to what are broadly seen as significant concessions made by the president and the government to Russia. Recent political developments have also highlighted potential inconsistencies between Ukraine’s constitution and various laws and presidential decrees. After Ukraine’s refusal to join the Customs Union was ratified by Russia, Kazakhstan and Belarus in June 2011, the Customs Union has taken a number of additional restrictive measures with respect to imports from Ukraine. If political instability continues or heightens, it may have negative effects on the Ukrainian economy and our operations in Ukraine.

We have delivery centers in Hungary. Hungary was established as a parliamentary republic in 1989 and joined the European Union in 2004. In April 2010, Prime Minister Viktor Orbán’s political party won a two-thirds parliamentary majority and has sought to centralize power, to make changes to formerly independent government institutions, to draft a new constitution and to impose taxes on telecommunications, energy, retail and banking institutions in an effort to meet budget deficit targets. The politics of Hungary remain volatile, as shown by large protests in May 2011 against the ruling party’s actions. Political instability as a reaction to the government’s actions could negatively affect the Hungarian economy and political environment.

Current and future changes in the Belarusian, Russian, Ukrainian, Hungarian and other CIS and CEE governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could materially adversely affect our business and operations in CEE and the CIS.

A deterioration in political and economic relations among the CIS countries in which we operate and/or between CIS countries and the United States and the European Union could materially adversely affect our business and operations in the CIS.

Political and economic relations between Belarus, Russia, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen between their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between countries of the CIS which can halt normal economic activity and disrupt the economies of neighboring regions.

A significant portion of Belarus energy imports come from Russia, and Russia is Belarus’ most significant trading partner. A number of oil and gas pipelines from Russia to European Union member states run through Belarus, and a significant portion of Russian energy exports are delivered through Belarus. Russia is also one of Belarus’ main sovereign lenders. Belarus and Russia have had a number of disagreements regarding the level of duty to be imposed on Russian crude oil exports to Belarus, which comprise a significant part of Belarus’ energy resources and are important for Belarus’ oil refinery industry. In June 2010, Belarus and Russia had a dispute regarding the timing of payments due from Belarus to Russia for gas supplied by Russia and from Russia to Belarus for the transit of Russian gas to the European Union, which resulted in a disruption of gas flows to the European Union.

The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine and a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. Results of the current litigation against ex-Prime Minister Yulia Timoshenko, who was sentenced to 7 years in prison, could add to political instability and tension in relationships with the European Union and the United States. The possible accession by Ukraine to the North Atlantic Treaty Organization has also been a significant source of tension between Russia and Ukraine. Following the presidential election in February 2010, Ukraine’s relations with Russia have generally improved; however, any further adverse changes in Ukraine’s relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole.

Although we operate in the CIS through local subsidiaries, governmental officials and consumers may associate us and our brand with a particular CIS country or with the United States. Any deterioration in political and economic relations among CIS countries in which we operate could materially adversely affect our business, financial condition and results of operations.

The conflicts among CIS countries and conflicts within CIS countries have, in some instances, also strained their relationship with the United States and the European Union which, at times, has negatively impacted their financial markets. For instance, the December 2010 Belarus presidential elections coincided with large-scale street protests and were criticized as anti-democratic by the foreign ministers of some European nations and by the United States and Canada. In January 2011, the European Union and the United States announced financial and travel sanctions against the Belarusian government and Belarusian state-owned enterprises. In June 2011, the European Union agreed to a series of new sanctions against certain additional Belarusian individuals and enterprises. In August 2011, the United States imposed further economic sanctions against certain additional Belarusian individuals and enterprises, and, in response, Belarus announced it would suspend an agreement with the United States to reduce certain uranium stockpiles held in Belarus. The United States passed further sanctions against certain Belarusian individuals and enterprises in January 2012. No assurance can be given that Belarus will improve relations with the European Union and the United States or that further restrictions will not be imposed by the European Union or the United States in relation to these points of tension or that such frictions will not affect the political and economic environment in Belarus. Trade and economic sanctions, including existing European Union and United States sanctions and asset freezes, prevent us from dealing with certain entities and persons in Belarus and impose legal compliance costs and risks on our business operations in that country.

The emergence of new or escalated tensions among CIS countries could further exacerbate tensions between CIS countries and the United States and the European Union, which may have a negative effect on their economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares of common stock. Any of the foregoing circumstances could materially adversely affect our business and operations in the CIS.

The legal systems in CIS countries can create an uncertain environment for business activity, which could materially adversely affect our business and operations in the CIS.

The legal framework to support a market economy remains new and in flux in Belarus, Russia, Ukraine and other CIS countries and, as a result, these legal systems can be characterized by:

•	inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•	gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

•	limited judicial and administrative guidance on interpreting legislation;

•	relatively limited experience of judges and courts in interpreting recent commercial legislation;

•	a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

•	inadequate court system resources;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	underdeveloped bankruptcy procedures that are subject to abuse.

In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions in CIS countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could materially adversely affect our business and operations in the CIS.

These uncertainties also extend to property rights. For example, during the transformation of Russia, Belarus, Ukraine and other CIS countries from centrally planned economies to market economies, legislation has generally been enacted in each of these countries to protect private property against uncompensated expropriation and nationalization. However, there is a risk that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could materially adversely affect our business, financial condition and results of operations.

Selective or arbitrary government action, including in connection with agreements to provide services to local governments, could materially adversely affect our business and operations in the CIS.

Many commercial laws and regulations in the CIS are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in Belarus, Russia, Ukraine and other CIS countries and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties in Belarus, Russia, Ukraine and other CIS countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.

The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company’s stock price. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in the CIS.

We must comply with laws and regulations relating to the formation, administration and performance of government contracts in the CIS and CEE countries where we provide services to the local governments, including Belarus, Russia and Ukraine. Any failure to comply with applicable local laws, regulations and procedures could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and for any reason. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations in the CIS.

Changes in the tax system in CIS or CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations.

There have been significant changes to the taxation systems in CIS countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CIS and CEE countries, including Belarus, Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, can lead to penalties. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Belarus and Hungary are changed or removed. See “— Risks Relating to Our Business — Our operating results may be negatively impacted by the loss of certain tax benefits provided by the governments of Belarus, Hungary and Russia to companies in our industry.” Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows in a particular period.

The tax environment in Russia historically has been complicated by contradictions in Russian tax law. For example, tax laws are unclear with respect to the deductibility of certain expenses, and tax authorities may disagree with positions we have taken that we consider to be in compliance with current law. This uncertainty could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance.

In October 2006, the Supreme Arbitration Court of Russia issued a ruling that introduced the concept of an “unjustified tax benefit,” which is a benefit that may be disallowed for tax purposes. Specific examples cited by the court include benefits obtained under transactions lacking a business purpose (i.e., when the only purpose of a deal or structure is to derive tax benefits). The tax authorities have actively sought to apply this concept when challenging tax positions taken by taxpayers. Although the intention of the ruling was to combat tax abuse, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the court. In addition, the tax authorities and the courts have indicated a willingness to interpret broadly the application of criminal responsibility for tax violations.

Historically, Ukraine had a number of laws related to various taxes imposed by both central and regional governmental authorities. These taxes include value added tax, corporate income tax (profits tax), customs duties and payroll (social) taxes. In January 2011, the majority of the new tax code in Ukraine came into effect, and aims to create a comprehensive legal framework for tax reform and provide for a wide range of changes to the existing tax system in the areas of tax collection and administration. Among other things, the new Ukraine tax code provides for a decrease in the rate of the corporate income tax over the next several years, a decrease in the VAT rate beginning in 2014 and for taxation of interest accrued on bank deposits beginning in 2015. There can be no assurance that the adoption of the tax code will have a positive effect on the Ukrainian tax system, in which differing opinions regarding legal interpretations often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict. Tax declarations or returns, together with other matters of legal compliance, such as customs and currency control matters, are subject to review and investigation by a number of authorities, which may impose fines, penalties and interest charges for noncompliance. In practice, the Ukrainian tax authorities tend to interpret the tax laws in an arbitrary way that rarely favors taxpayers. These circumstances generally create tax risks in Ukraine that are more significant than those typically found in countries with more developed tax systems.

Our subsidiaries in Ukraine also currently benefit from regulations that permit companies in the IT services industry to employ independent contractors and significantly reduce our social security tax obligations in Ukraine. Substantially all of our IT professionals in Ukraine are independent contractors. Should Ukraine change its tax regulations and no longer permit the IT services industry to employ independent contractors, our operating expenses in Ukraine would substantially increase, which could materially adversely affect our financial condition and results of operations.

The tax systems in CIS and CEE countries in which we operate impose additional burdens and costs on our operations in such countries, and complicate our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines, penalties and enforcement measures despite our best efforts at compliance, which could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in these countries. This could adversely affect our financial condition and results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases (in particular, under the laws of Russia) we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency. This type of liability could result in significant obligations and could materially adversely affect our financial condition and results of operations.

Our CIS subsidiaries can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

We operate in CIS countries primarily through locally organized subsidiaries. Certain provisions of Russian law and the laws of other CIS countries may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations.

For example, in Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or liquidate. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

Similarly, there have also been cases in CIS countries in which formal deficiencies in the establishment process of a legal entity or noncompliance with provisions of law have been used by courts as a basis for liquidation of a legal entity. Weaknesses in the legal systems of CIS countries create an uncertain legal environment, which makes the decisions of a court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our financial condition and results of operations.

Crime and corruption could disrupt our ability to conduct our business.

Political and economic changes in the CIS countries where we operate in recent years have resulted in significant dislocations of authority. The local and international press have reported the existence of significant organized criminal activity, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further the interests of the state and individual officials, as well as private businesses, including competitors and corporate raiders. Corruption in the CIS countries in which we operate is pervasive and, in some cases, is worsening. The governments in CIS countries, including Belarus, Russia and Ukraine have recently pursued campaigns against corruption, the results of which are currently uncertain. For example, the Ukrainian parliament is currently considering new anti-corruption legislation which contains provisions relating to measures to prevent corruption, introduces a more detailed regulation of responsibility for involvement in corruption and provides for international cooperation in combating corruption. In addition, in August 2010, a new anti-money laundering law entered into force in Ukraine extends the list of entities that are required to monitor financial transactions, extends the list of state agencies authorized to conduct state financial monitoring, and broadens the list of reasons on the basis of which a financial transaction may be subject to monitoring. However, there is no assurance that such laws or other laws enacted elsewhere will be applied with any effectiveness by the local authorities, and the continuing effects of corruption, money laundering and other criminal activity could have a negative effect on the economies of these countries and could materially adversely affect our business in the CIS.

Additionally, some members of the media in the countries in which we operate regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity which could disrupt our ability to conduct our business.

Social instability in CIS countries could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in CIS countries, coupled with difficult economic conditions, could lead to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in our industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. There is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future CIS governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical, regional and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout CIS countries. These events could materially adversely affect the investment environment in CIS countries.

Any U.S. or other foreign judgments that may be obtained against us may be difficult to enforce in Belarus, Russia, Ukraine and other CIS countries.

Although we are a Delaware corporation, subject to suit in the United States and other courts, many of our assets are located in Belarus, Russia, Ukraine and other CIS countries and one of our directors and his assets are located outside the United States. Although arbitration awards are generally enforceable in CIS countries, judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries, including Belarus, Russia and Ukraine. There is no mutual recognition treaty between the United States and Belarus, Russia or Ukraine. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against any of our operating subsidiaries in CIS countries.

We face risks similar to those in Belarus, Russia and Ukraine in other CIS or CEE countries or elsewhere.

We currently have operations in Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary. We may acquire additional operations in other CIS or CEE countries or elsewhere. As with Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary, such countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in such countries are similar to those in Belarus, Russia and Ukraine, especially those risks set out above in “— Risks Related to Conducting Business in the CIS and CEE Countries.”

Risks Related to Our Common Stock and This Offering

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors, the approval of merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares of common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in the IT industry in particular;

•	sales of large blocks of our stock;

•	the release of lock-ups or other transfer restrictions;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new services by us or our competitors;

•	additions or departures of key personnel;

•	changes in financial estimates or recommendations in securities analysts’ reports;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert our management’s time and attention from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission and the rules of the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Complying with these laws and regulations may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in CIS and CEE with experience and expertise relating to GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have              outstanding shares of common stock (             shares of common stock if the underwriters exercise in full their option to purchase additional shares) assuming no exercise of outstanding options. The shares of common stock sold pursuant to this offering will be immediately tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

We, each of our directors and officers and the selling stockholders have agreed, subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. Certain stockholders have also agreed, pursuant to the Registration Rights Agreements and subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without our prior written consent. In addition, certain optionholders have agreed, subject to certain exceptions, that without our prior written consent, they will not, during the period ending 180 days after the date of this prospectus, sell or dispose of any options. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. See “Shares Eligible for Future Sale” and “Underwriting.”

Certain holders of common stock will have rights, subject to conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and optionholders, they can be freely sold in the public market upon issuance, subject to the restrictions described under “Shares Eligible for Future Sale.”

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions include:

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establishing advance notice requirements for nominations for elections to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	requiring the approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors to amend any of the foregoing provisions.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Delaware law may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

We do not intend to pay any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, in the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Based on an assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2011, if you purchase our common stock in this offering, you will pay more for your shares of common stock than the amounts paid by our existing stockholders for their shares of common stock and you will suffer immediate dilution of approximately $              per share of common stock in pro forma net tangible book value. As a result of this dilution, in the event of a liquidation investors purchasing stock in this offering would receive significantly less than the full purchase price paid in this offering.

Any material weaknesses or significant deficiencies in our internal controls could result in a material misstatement in our consolidated financial statements as well as result in our inability to file periodic reports timely as required by federal securities laws, which could materially adversely affect our business and stock price.

We are required to design, implement and maintain effective internal control over financial reporting and disclosure controls and procedures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Commencing with our fiscal year ending December 31, 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If, in the future, we have weaknesses or deficiencies in our internal controls, they could result in a material misstatement in our annual or interim consolidated financial statements or cause us to fail to meet our obligations to file periodic financial reports with the Securities and Exchange Commission. We also may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002 or our independent registered public accounting firm may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these failures could result in adverse consequences that could materially adversely affect our business, including potential action by the Securities and Exchange Commission, the NYSE or other regulatory authorities against us, possible defaults under our debt agreements, stockholder lawsuits, delisting of our stock and general damage to our reputation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, use of proceeds from this offering, introduction of new services, legal and regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those described under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. Actual results, level of activity, performance or achievements may differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and these differences may be material and adverse.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under “Risk Factors” and elsewhere in this prospectus could materially adversely affect our business, prospects, operating results and financial condition.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share of common stock would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $         million (assuming no exercise of the underwriters’ over-allotment option).

The principal purposes of this offering are to obtain additional capital for the purposes discussed below, to create a public market for our common stock for the benefit of our stockholders and our employees who have received equity compensation and to facilitate our future access to the public capital markets. We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011:

•	on an actual basis; and

•

on an as adjusted basis, giving effect to (1) the conversion of all outstanding Series A-1, Series A-2 and Series A-3 convertible preferred stock into an aggregate of              shares of common stock immediately prior to completion of this offering, (2) our receipt of the net proceeds from the sale by us in this offering of shares of common stock at an assumed public offering price of $             per share, the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) the expiration immediately prior to completion of this offering of the put option relating to our puttable common stock.

This table should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	September 30, 2011
	Actual	As Adjusted (1)(2)
	(in thousands)
Cash and cash equivalents	$67,399	$

Preferred stock and puttable common stock:
Preferred stock: $.001 par value, 5,000,000 authorized, 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis; $.001 par value, 945,114 authorized, 384,804 Series A-2 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	$85,940		$—
Puttable common stock, $.001 par value, 2,264 issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	133		—

Stockholders’ equity:
Common stock, $.001 par value; 20,000,000 authorized; 2,357,214 shares issued and 2,142,599 shares outstanding, actual; shares authorized, issued and outstanding on an as adjusted basis	2
Preferred stock: $.001 par value, 290,277 authorized Series A-3 convertible preferred stock issued and outstanding, actual; shares authorized (the terms of which are currently unspecified), no shares issued and outstanding on an as adjusted basis	—
Additional paid-in capital	21,627
Retained earnings	79,687
Treasury stock	(15,972)
Accumulated other comprehensive loss	(2,665)

Total stockholders’ equity	82,679

Total capitalization	$168,752	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of common stock, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	If the underwriters’ option to purchase an additional shares of common stock from us in this offering is exercised in full, the as adjusted amount of each of additional paid-in capital and total capitalization would increase by approximately $ million, and we would have shares of our common stock issued and outstanding.

The number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding as of September 30, 2011 and excludes:

•	shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our 2006 Stock Option Plan;

•

         shares of common stock reserved for issuance under our 2012 Long-Term Incentive Plan, as described under “Compensation Discussion and Analysis—Employee Benefit Plans—2012 Long Term Incentive Plans and Awards” and pursuant to which our board of directors expects to issue an aggregate of                  options in connection with this offering;

•	restricted shares of common stock in the aggregate awarded in January 2012 and to our non-employee directors in connection with this offering; and

•	shares of common stock expected to be issued upon the completion of this offering in relation to our acquisition of Instant Information Inc.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book value per share of our common stock after the offering. Our pro forma net tangible book value as of September 30, 2011 was $          or $         per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total assets less total liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds, our pro forma net tangible book value as of September 30, 2011 would have been $         or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of September 30, 2011	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of common stock, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value by $             million, the net tangible book value per share after this offering by $             per share and the dilution per share to new investors in this offering by $             per share, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and assuming the receipt and application of the net proceeds.

The following table sets forth, on a pro forma basis, as of September 30, 2011, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions, and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or approximately     %, and will increase the number of shares of common stock to be purchased by new investors to             , or approximately     %, of the total shares of common stock outstanding after the offering.

The foregoing tables assume no exercise of the underwriters’ over-allotment option or of stock options outstanding as of September 30, 2011. If the underwriters’ over-allotment option is exercised in full, the number of shares held by the new investors will be increased to            , or approximately             % of the total number of shares of common stock outstanding after this offering. At September 30, 2011,          shares of common stock were subject to outstanding options, at a weighted average exercise price of $        . To the extent these options are exercised there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statements of income data for the two years ended December 31, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the nine months ended September 30, 2011 and 2010, and the consolidated balance sheet data as of September 30, 2011, are derived from the condensed unaudited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of September 30, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$239,401	$151,050	$221,824	$149,939	$160,632	$114,045	$69,801
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403	132,528	88,027	91,205	59,759	40,903
Selling, general and administrative expenses	46,420	31,574	47,635	39,248	53,913	36,466	14,971
Depreciation and amortization expense	5,732	4,519	6,242	5,618	4,889	2,537	1,696
Goodwill impairment loss	1,697	0	—	—	—	—	—
Other operating expenses, net	23	2,614	2,629	1,064	400	190	19

Income from operations	$39,581	$19,940	$32,790	$15,982	$10,225	$15,093	$12,212
Interest income	986	482	562	227	1,474	738	335
Interest (expense)	(37)	(64)	(76)	(185)	(129)	(181)	(4)
Other income	51	0	0	0	0	0	0
Foreign exchange gain (loss)	(3,138)	(1,429)	(2,181)	(1,617)	(3,819)	(220)	339

Income before provision for income taxes	$37,443	$18,929	$31,095	$14,407	$7,751	$15,430	$12,882
Provision for income taxes	5,474	2,251	2,787	879	3,701	3,462	3,147

Net income	$31,969	$16,678	$28,308	$13,528	$4,050	$11,968	$9,735

Net income per share of common stock:
Basic (common)	$1.12	$4.32	$6.71	$1.87	$0.02	$1.95	$1.64
Basic (puttable common)	$3.17	$4.64	$6.71	$1.87	$0.02	$1.95	$—
Diluted (common)	$1.12	$4.10	$6.34	$1.79	$0.02	$1.85	$1.64
Diluted (puttable common)	$2.97	$4.36	$6.34	$1.79	$0.02	$1.85	$—
Shares used in calculation of net income per share of common stock:
Basic (common)	2,135	2,132	2,132	2,090	2,006	2,104	2,040
Basic (puttable common)	5	19	18	19	14	2	—
Diluted (common)	2,520	2,379	2,414	2,309	2,247	2,334	2,041
Diluted (puttable common)	5	19	18	19	14	2	—
Pro forma net income per share of common stock(1):
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock:
Basic
Diluted

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the nine months ended September 30, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,399	$38,157	$54,004	$52,927	$30,658	$26,495	$15,741
Accounts receivable, net	50,927	30,417	41,488	27,450	28,224	28,942	17,999
Unbilled revenues, net	33,417	32,914	23,883	13,952	9,777	5,444	1,300
Property and equipment, net	34,063	24,642	25,338	23,053	19,136	5,778	3,371
Total assets	209,758	147,840	170,858	135,407	106,924	86,116	52,104
Accrued expenses	15,845	9,142	15,031	4,928	7,103	11,075	1,916
Deferred revenue	3,981	3,674	5,151	4,417	990	4,733	2,507
Revolving line of credit	—	—	—	7,000	—	6,903	—
Total liabilities	41,006	24,943	35,900	30,196	18,793	35,731	17,373
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	85,940	68,377	68,377	87,413	82,990	31,448	27,954
Total stockholders’ equity	$82,679	$53,577	$66,249	$16,534	$4,098	$18,324	$6,777

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry “verticals.” This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. We also have client management locations in the United States, United Kingdom, Germany, Sweden, Russia, Switzerland and Kazakhstan.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Selected companies among our top 30 clients based on 2010 revenues include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively.

Factors Affecting Our Results of Operations

We have benefited significantly from growth in the global software development services industry. Growth in the industry is driven by the needs of major corporations to maintain and upgrade the technology and services required to operate in a cost-efficient manner. Software companies are also increasingly outsourcing work to IT services providers in order to streamline and reduce the cost of the software development process. The CEE software development services market is growing rapidly due to its large pool of skilled IT professionals, highly-developed infrastructure, strong government support and incentives, the geographic and cultural proximity between CEE countries and Europe and the desire of clients to diversify their use of software development services to multiple delivery locations.

The growth in the global software development services industry has also increased the cost of attracting and retaining high quality IT professionals in CEE and the CIS at a higher rate than we have historically faced. In addition, we face competition from offshore IT services providers in emerging outsourcing destinations with low wage costs such as India and China and our clients’ buying patterns could change if they become more price sensitive and accepting of low-cost suppliers. We believe the EPAM brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees in CEE and the CIS. We seek to accurately manage our pricing and cost estimates when negotiating contract terms with our clients to ensure we are able to maintain appropriate levels of project profitability while providing a high quality of service. We also seek to maintain optimal resource utilization levels and productivity with the efficient allocation of our IT professionals and facilities in our development centers in CEE and the CIS.

We believe that the most significant factors affecting our results of operations include:

•	Market demand for software development services;

•	Economic growth rates in the industries and countries in which our clients operate;

•	Shortages of skilled IT professionals in the United States and Europe;

•	ISVs and technology companies increasingly outsourcing work to IT service professionals to more efficiently scale their operations with strong software engineering skills;

•	Wage rates in countries where we operate, particularly in CEE countries where most of our employees are based; and

•	Changes in foreign exchange rates, especially relative changes in exchange rates between the U.S dollar and the British pound, euro, Russian ruble and Hungarian forint.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•	Our ability to obtain new clients and generate repeat business from existing clients;

•	Our ability to expand the quality, range and delivery of our portfolio of service offerings and our expertise relative to our competitors;

•	Our ability to efficiently manage and utilize our IT professionals; and

•	Our ability to identify, integrate and effectively manage businesses that we acquire.

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing software development services to our clients. During the third quarter of 2008, we started to experience a decrease in demand for our services as a result of the global economic downturn, which also continued to adversely affect demand during 2009. However, in 2010 and the first nine months of 2011 we experienced rapid growth in demand for our services and significantly expanded our business. In 2010, revenues increased by 47.9% to $221.8 million from $149.9 million in 2009, and increased by 58.5% to $239.4 million in the first nine months of 2011 from $151.1 million in the first nine months of 2010. We discuss below the breakdown of our revenues by service offering, vertical, client location, contract type and client concentration. Revenues consist of IT services revenues and reimbursable expenses and other revenues, which primarily include travel and entertainment costs that are chargeable to clients.

Revenues by Service Offering

Software development includes software product development, custom application development services and enterprise application platforms services, and has historically represented, and we expect to continue to represent, the substantial majority of our business. The following table sets forth revenues by service offering by amount and as a percentage of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Service Offering	(in thousands, except percent)
Software development	$157,025	65.5%	$103,055	68.3%	$149,658	67.5%	$105,397	70.3%	$117,313	72.9%
Application testing services	48,523	20.3	30,540	20.2	44,459	20.0	28,489	19.0	27,096	16.9
Application maintenance and support	20,502	8.6	13,110	8.7	19,262	8.7	11,828	7.9	10,917	6.8
Infrastructure services	6,353	2.7	1,270	0.8	2,823	1.3	—	—	94	0.1
Licensing	2,686	1.1	1,093	0.7	1,849	0.8	2,094	1.4	2,184	1.4
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Vertical

The foundation we have built with ISVs and technology companies has enabled us to leverage our strong domain knowledge and industry-specific knowledge capabilities to become a premier IT services provider to a range of additional verticals such as Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer. The following table sets forth revenues by vertical by amount and as a percentage of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Vertical	(in thousands, except percent)
ISVs and Technology	$63,977	26.7%	$48,351	32.0%	$68,727	31.0%	$57,695	38.5%	$59,494	37.0%
Banking and Financial Services	53,801	22.5	27,672	18.3	42,835	19.3	17,069	11.4	21,534	13.4
Business Information and Media	46,622	19.5	32,047	21.2	45,749	20.6	28,587	19.1	22,385	13.9
Travel and Hospitality	28,618	12.0	12,780	8.5	18,780	8.5	9,869	6.6	5,271	3.3
Retail and Consumer	20,539	8.6	11,745	7.8	17,681	8.0	9,856	6.6	12,318	7.7
Other verticals	21,532	8.9	16,473	10.9	24,279	10.9	24,732	16.4	36,602	22.8
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Client Location

Our revenues are sourced from three geographic markets: North America, Europe and the CIS. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. As such, revenues by client location differ from the segment information in our consolidated financial statements included elsewhere in this prospectus, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of client location. The following table sets forth revenues by client location by amount and as a percentage of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Client Location	(in thousands, except percent)
North America	$119,301	49.9%	$81,091	53.7%	$117,027	52.8%	$80,168	53.5%	$79,881	49.7%
Europe	$75,951	31.7%	$39,136	25.9%	$58,567	26.4%	$32,635	21.8%	$24,536	15.3%
United Kingdom	50,267	21.0	21,545	14.3	32,584	14.7	18,785	12.5	16,247	10.1
Other	25,684	10.7	17,591	11.6	25,983	11.7	13,850	9.3	8,289	5.2
CIS	$39,837	16.6%	$28,841	19.1%	$42,457	19.1%	$35,005	23.3%	$53,187	33.1%
Russia	31,041	13.0	21,239	14.1	31,488	14.2	24,503	16.3	42,853	26.7
Other	8,796	3.6	7,602	5.0	10,969	4.9	10,502	7.0	10,334	6.4
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Contract Type

Our services are performed under both time-and-material and fixed-price arrangements. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved and the business outcomes our clients are looking to achieve. Historically, the majority of our revenues have been generated under time-and-material contracts. Under time-and-material contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates. Fixed-price contracts require us to perform services throughout the contractual period and we are paid in installments on pre-agreed intervals. We expect time-and-material arrangements to continue to comprise the majority of our revenues in the future.

The following table sets forth revenues by contract type by amount and as a percentage of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Contract Type	(in thousands, except percent)
Time-and-material	$208,031	86.9%	$129,907	86.0%	$188,961	85.2%	$122,514	81.7%	$130,416	81.2%
Fixed-price	24,373	10.2	18,069	12.0	27,241	12.3	23,200	15.5	25,004	15.6
Licensing	2,685	1.1	1,092	0.7	1,849	0.8	2,094	1.4	2,184	1.3
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Client Concentration

We have grown our revenues from our clients by continually expanding the scope and size of our engagements, and we have grown our key client base through internal business development efforts and several strategic acquisitions.

Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively. In addition, we have significantly grown the size of existing accounts. The number of clients that accounted for over $5.0 million in annual revenues increased to 11 in 2010 from two in 2009, and the number of clients that generated at least $0.5 million in revenues increased to 75 in 2010 from 64 in 2009.

The following table sets forth revenues contributed by our top five and top ten clients by amount and as a percentage of our revenues for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
	(in thousands, except percent)
Top five clients	$79,064	33.0%	$45,445	30.1%	$65,908	29.7%	$35,444	23.6%	$38,545	24.0%
Top ten clients	108,074	45.1	65,080	43.1	94,529	42.6	53,001	35.3	59,076	36.8

In 2010, our largest client, Thomson Reuters accounted for over 10% of our revenues. The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues (Exclusive of Depreciation and Amortization)

The principal components of our cost of revenues (exclusive of depreciation and amortization) are salaries, employee benefits and stock compensation expense, travel costs and subcontractor fees. Salaries and other compensation expenses of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as senior management, administrative personnel and sales and marketing personnel salaries, stock compensation expense and related fringe benefits, legal and audit expenses, commissions, insurance, operating lease expenses, travel costs and the cost of advertising and other promotional activities. In addition, we pay a membership fee of 1% of revenues collected in Belarus to the administrative organization of the Belarus Hi-Tech Park.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations, acquisitions, and the hiring of a number of senior managers to support our growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands but will generally remain steady or slightly decrease as a percentage of our revenues.

Provision for Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions in which we operate. During 2008, 2009 and 2010, we had $10.9 million, $14.3 million and $30.3 million, respectively, in income before provision for income taxes attributed to our foreign jurisdictions. The statutory tax rate in our foreign jurisdictions is lower than the statutory U.S. tax rate. Additionally, we have secured special tax benefits in Belarus and Hungary as described below. As a result, our provision for income taxes is low in comparison to income before taxes due to the benefit received from increased income earned in low tax jurisdictions. The foreign tax rate differential represents this significant reduction. Changes in the geographic mix or estimated level of annual pre-tax income can also affect our overall effective income tax rate.

Our provision for income taxes also includes the impact of provisions established for uncertain income tax positions, as well as the related net interest. Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, we cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, statute of limitation lapse or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Our subsidiary in Belarus is a member of the Belarus Hi-Tech Park, in which member technology companies are 100% exempt from the current Belarusian income tax rate of 24%. The “On High-Technologies Park” Decree, which created the Belarus Hi-Tech Park, is in effect for a period of 15 years from July 1, 2006.

Our subsidiary in Hungary benefits from a tax credit of 10% of annual qualified salaries, taken over a four-year period, for up to 70% of the total tax due for that period. We have been able to take the full 70% credit for 2007, 2008, 2009 and 2010 and expect to continue to do so in the foreseeable future.

Our domestic income before provision for income taxes differs from the North America segment operating profit because segment operating profit is a management reporting measure, which does not take into account most corporate expenses, as well as the majority of non-operating costs and stock compensation expenses. We do not hold our segment managers accountable for these expenses, as they cannot influence these costs within the scope of their operating authority, nor do we believe it is practical to allocate these costs to specific segments as they are not directly attributable to any specific segment. All our segments are treated consistently with respect to such expenses when determining segment operating profit.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
	(in thousands, except percent)
Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)(1)	145,948	61.0	92,403	61.2	132,528	59.7	88,027	58.7	91,205	56.8
Selling, general and administrative expenses(2)	46,420	19.4	31,574	20.9	47,635	21.5	39,248	26.2	53,913	33.6
Depreciation and amortization expense	5,732	2.4	4,519	3.0	6,242	2.8	5,618	3.7	4,889	3.0
Goodwill impairment loss	1,697	0.7	—	0.0	—	—	—	—	—	—
Other operating expenses, net	23	0.0	2,614	1.7	2,629	1.2	1,064	0.7	400	0.2

Income from operations	39,581	16.5%	19,940	13.2%	$32,790	14.8%	$15,982	10.7%	$10,225	6.4%
Interest income	986	0.4	482	0.3	562	0.3	227	0.2	1,474	0.9
Interest (expense)	(37)	0.0	(64)	0.0	(76)	(0.0)	(185)	(0.1)	(129)	(0.1)
Other income	51	0.0	—	0.0	—	0.0	—	0.0	—	0.0
Foreign exchange (loss)	(3,138)	(1.3)	(1,429)	(0.9)	(2,181)	(1.0)	(1,617)	(1.1)	(3,819)	(2.4)

Income before provision for income taxes	37,443	15.6%	18,929	12.5%	$31,095	14.1%	$14,407	9.7%	$7,751	4.8%
Provision for income taxes	5,474	2.3	2,251	1.5	2,787	1.3	879	0.7	3,701	2.3

Net income	$31,969	13.4%	$16,678	11.0%	$28,308	12.8%	$13,528	9.0%	$4,050	2.5%

(1)	Includes stock-based compensation expense of $947, $774, $1,314, $785 and $771 for the nine months ended September 30, 2011 and 2010, and years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes stock-based compensation expense of $1,207, $979, $1,625, $1,626 and $2,026 for the nine months ended September 30, 2011 and 2010, and years ended December 31, 2010, 2009 and 2008, respectively.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Revenues

Revenues were $239.4 million in the first nine months of 2011, representing an increase of 58.5% from $151.1 million in the first nine months of 2010. The increase was primarily driven by the following factors:

•

Strong performance across all of our key verticals. In particular, Banking and Financial Services continued to experience an increase in revenues on strong demand from existing clients, with revenues growing by $26.1 million, or 94.4%, to $53.8 million in the first nine months of 2011 as compared to $27.7 million in the first nine months of 2010.

•

Strong performance across all of our geographies. Revenues from Europe grew 94.1% to $76.0 million in the first nine months of 2011 from $39.1 million in the first nine months of 2010, and revenues from North America grew 47.1% to $119.3 million in the first nine months of 2011 from $81.1 million in the first nine months of 2010. Revenues from Russia increased to $31.0 million in the first nine months of 2011 from $21.2 million in the first nine months of 2010.

•

Revenues from existing clients continued to increase in the first nine months of 2011. Revenues attributable to our top ten clients as of September 30, 2011 increased by 66.1% in the first nine months of 2011 as compared to the first nine months of 2010. This represented 48.6% of the overall increase in revenues in the first nine months of 2011.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $145.9 million in the first nine months of 2011, representing an increase of 57.9% from $92.4 million in the first nine months of 2010. The increase was primarily attributable to a net increase of 1,728 IT professionals from September 30, 2010 to September 30, 2011, to support the growth in demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) decreased to 61.0% in the first nine months of 2011 from 61.2% in the first nine months of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $46.4 million in the first nine months of 2011, representing an increase of 47.0% from $31.6 million in the first nine months of 2010. The growth was primarily attributable to increased overhead costs and non-production staff required to support the growth in the business. In the first nine months of 2011, non-production staff headcount increased by 387, or 48.5%, from 798 at September 30, 2010, stock compensation expense increased from $1.0 million to $1.2 million and facilities expenses increased by $2.4 million, or 36.0%, to $8.9 million as compared to the first nine months of 2010. As a percentage of revenues, selling, general and administrative expenses decreased to 19.4% in the first nine months of 2011 from 20.9% in the first nine months of 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense was $5.7 million in the first nine months of 2011, representing an increase of 26.8% from $4.5 million in the first nine months of 2010. The increase was primarily attributable to additional capital expenditures in IT equipment to support the growth in the headcount. As a percentage of revenues, depreciation and amortization expense decreased to 2.4% in the first nine months of 2011 from 3.0% in the first nine months of 2010.

Goodwill Impairment Loss

As a result of an operating loss in the Other reporting unit for the three months ended June 30, 2011, we performed a goodwill impairment test. In assessing impairment in accordance with Accounting Standards Codification, (“ASC”) No. 350, “Intangibles-Goodwill and Other,” we determined that the fair value of the Other reporting unit, based on the total of the expected future discounted cash flows directly related to the reporting unit, was below the carrying value of the reporting unit. We completed the second step of the goodwill impairment test, resulting in an impairment charge of $1.7 million. We do not believe it is necessary to perform an impairment test for the remaining reporting units since they continue to demonstrate strong earnings growth and operating margins, and no indicators of impairment currently exist.

Interest Income

Interest income was $1.0 million in the first nine months of 2011, representing an increase of 104.6% from $0.5 million in the first nine months of 2010. The increase was primarily driven by the interest paid on cash and cash equivalents which increased 48.5% from an average balance of $39.6 million during the first nine months of 2010 to $58.8 million during the first nine months of 2011.

Foreign Exchange (Loss)

Foreign exchange loss was $3.1 million in the first nine months of 2011, representing an increase of 119.6% from a $1.4 million loss in the first nine months of 2010. The increase was primary attributable to the movement of the Russian ruble, Belarusian ruble and the euro against the U.S. dollar.

Provision for Income Taxes

Provision for income taxes was $5.5 million in the first nine months of 2011, increasing from $2.3 million in the first nine months of 2010. The increase was primarily attributable to significant growth in consolidated pre-tax income, an increase in our clients’ need for onsite resources in North America and the United Kingdom, which increased our consolidated effective tax rate, a relative shift in offshore services performed in Belarus, where we are currently entitled to a 100% exemption from Belarusian income tax, to Ukraine and, to a lesser extent, Russia, both of which have significantly higher tax rates. In the first nine months of 2011, our effective tax rate was 14.6% as compared to our effective tax rate of 11.9% in the first nine months of 2010.

2010 Compared to 2009

Revenues

Revenues were $221.8 million in 2010, representing an increase of 47.9% from $149.9 million in 2009. This increase was primarily driven by the following factors:

•

Strong performance across all of our key verticals, particularly Banking and Financial Services, which increased revenues by $25.8 million, or 151.0%, and Business Information and Media, which increased revenues by $17.2 million, or 60.0%, as compared to 2009.

•

Continued penetration of clients in Europe, where revenues grew by 79.5% as compared to 2009. We experienced particularly rapid growth in the United Kingdom and Switzerland, where revenues increased by 73.5% and 311.6% respectively, in 2010 as compared to 2009, primarily attributable to the strength of Banking and Financial Services in these locations.

•	Expansion of our service offerings, which enabled us to cross-sell new services to our clients and meet the rapidly growing demand for complex product development solutions.

•

Growth in our top ten clients increased revenues by 78.4% as compared to 2009, driven by strong demand for our services, particularly from clients that accounted for over $5.0 million in annual revenues.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $132.5 million in 2010, representing an increase of 50.6% from $88.0 million in 2009. The increase was primarily attributable to the net addition of

1,566 IT professionals in 2010, an increase of 41.4% from 3,784 professionals in 2009, to support growth in demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) increased to 59.7% in 2010 from 58.7% in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $47.6 million in 2010, representing an increase of 21.4% from $39.2 million in 2009. The increase was primarily attributable to increased overhead costs as a result of the increase in revenues and overall operations, particularly related to growth in headcount. As a percentage of revenues, selling general and administrative expenses decreased to 21.5% in 2010 from 26.2% in 2009.

Depreciation and Amortization Expense

Depreciation and amortization expense was $6.2 million in 2010, representing an increase of 11.1% from $5.6 million in 2009. The increase was primarily attributable to the increase in capital equipment purchases to accommodate the increase in headcount and to support growth in revenues. As a percentage of revenues, depreciation and amortization expense decreased to 2.8% in 2010 from 3.7% in 2009.

Other Operating Expenses, Net

Other operating expenses, net, were $2.6 million in 2010, an increase from $1.1 million in 2009. The increase was primarily attributable to a litigation settlement in 2010.

Provision for Income Taxes

Provision for income taxes was $2.8 million in 2010, an increase from $0.9 million in 2009. The growth in revenues and consolidated pre-tax income in 2010, as well as an increase in non-deductible items, resulted in a higher tax expense. Our effective tax rate increased in 2010 to 9.0% compared to 6.1% in 2009.

2009 Compared to 2008

Revenues

Revenues were $149.9 million in 2009, representing a decrease of 6.7% from $160.6 million in 2008. The decrease was primarily driven by the following factors:

•

A decrease in revenues from Russia of $18.4 million, or 42.8%, attributable to global macroeconomic uncertainty and declining oil prices, which negatively impacted the Russian economy and contributed to a decline in value of the Russian ruble.

•

An increase in revenues in Europe, by 33.0%, attributable to an increase in revenues in Banking and Financial Services, and in North America, by 0.4%, which partially offset the decrease in revenues in Russia.

•	The significant impact of foreign exchange rates on our revenues, as the euro, British pound and Russian ruble all declined against the U.S. dollar.

At constant exchange rates, revenues in 2009 increased by 1.1% as compared to 2008. Calculating 2009 revenues at constant exchange rates allows an assessment of revenues before taking into account the effect of currency fluctuations. To present the constant exchange rate information, our revenues in 2009 for entities reporting in currencies other than U.S. dollars were converted into U.S. dollars at the exchange rates for 2008, rather than the exchange rates for 2009. We present this constant exchange rate information in order to assess how our underlying revenues performed before taking into account currency exchange fluctuations. We have also presented our actual reported revenues in order to provide the most directly comparable data under GAAP.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $88.0 million in 2009, representing a decrease of 3.5% from $91.2 million in 2008. The decrease was primarily attributable to a net reduction in IT professionals in late 2008, which brought headcount down by 4.1% in 2009. Consistent with the decrease in our revenues, we reduced our compensation expenses and our headcount due to the impact of the global economic downturn on the demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) increased to 58.7% in 2009 from 56.8% in 2008.

At constant exchange rates, cost of revenues (exclusive of depreciation and amortization) in 2009 increased by 3.0% as compared to 2008. Calculating 2009 cost of revenues (exclusive of depreciation and amortization) at constant exchange rates allows an assessment of cost of revenues (exclusive of depreciation and amortization) before taking into account the effect of currency fluctuations. To present the constant exchange rate information, our cost of revenues (exclusive of depreciation and amortization) in 2009 for entities reporting in currencies other than U.S. dollars was converted into U.S. dollars at the exchange rates for 2008, rather than the exchange rates for 2009. We present this constant exchange rate information in order to assess how our underlying cost of revenues (exclusive of depreciation and amortization) performed before taking into account currency exchange fluctuations. We have also presented our actual reported cost of revenues (exclusive of depreciation and amortization) in order to provide the most directly comparable data under GAAP.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $39.2 million in 2009, representing a decrease of 27.2% from $53.9 million in 2008. Our cost containment actions implemented in 2009 were broad-based, and included reduction in virtually every area of operations support, including support staffing, recruitment and development, infrastructure and internal systems development, administrative, communications, sales and marketing, and office equipment, which contributed $8.0 million. Reduction in bad debts contributed $3.1 million as the level of financial difficulties experienced by several of our clients in 2008 were not as pronounced in 2009. We also benefited from an investment in a new facility in Minsk, Belarus, which contributed to savings from redundant leased space costs of $2.6 million in 2009 as compared to 2008. As a percentage of revenues, selling, general and administrative expenses decreased to 26.2% in 2009 from 33.6% in 2008.

Depreciation and Amortization Expense

Depreciation and amortization expense was $5.6 million in 2009, representing an increase of 14.9% from $4.9 million in 2008. The increase was primarily attributable to depreciation related to our new Minsk facility, which was put into service during 2009, and increased amortization costs related to acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 3.7% in 2009 from 3.0% in 2008.

Interest Income

Interest income was $0.2 million in 2009, representing a decrease of 84.6% from $1.5 million in 2008. The decrease was primarily attributable to the reduction in interest rates on certain money market accounts as a result of the economic downturn that began in the third quarter of 2008.

Foreign Exchange (Loss)

Foreign exchange loss was $1.6 million in 2009, representing a decrease of 57.7% from a $3.8 million loss in 2008. The decrease was primarily attributable to the movement of the Russian ruble and the euro against the U.S. dollar.

Provision for Income Taxes

Provision for income taxes was $0.9 million in 2009, representing a decrease of 76.2% from $3.7 million in 2008. The decrease was primarily attributable to significant non-deductible items in 2008, primarily consisting of bad debt expense and foreign exchange losses. Our effective tax rate was 6.1% in 2009 as compared to our effective tax rate of 47.7% in 2008.

Liquidity and Capital Resources

Capital Resources

At September 30, 2011, our principal sources of liquidity were cash and cash equivalents totaling $67.4 million and $30.0 million of available borrowings under our revolving line of credit.

At September 30, 2011, we had cash and cash equivalents of $67.4 million, of which $37.4 million was held outside the United States, including $22.1 million held in U.S. dollar denominated accounts in Belarus, which accrued at an average interest rate of 6.5% during 2010 and the first nine months of 2011. We have a $30.0 million revolving line of credit with PNC Bank, National Association. Advances under our revolving line of credit accrue interest at an annual rate equal to the London Interbank Offer Rate, or LIBOR, plus 1.25%. Our revolving line of credit is secured by the grant of a security interest in all of our U.S. trade receivables and cash on hand in favor of the bank and contains customary financial and reporting covenants and limitations. We are currently in compliance with all covenants contained in our revolving line of credit and believe that our revolving line of credit provides sufficient flexibility so that we will remain in compliance with its terms in the foreseeable future. Our revolving line of credit expires on October 15, 2013. At September 30, 2011, we had no borrowings outstanding under our revolving line of credit.

The cash and cash equivalents held at locations outside of the United States are for future operating expenses and we have no intention of repatriating those funds. We are not, however, restricted in repatriating those funds back to the United States, if necessary. If we decide to remit funds to the United States in the form of dividends, $33.0 million would be subject to foreign withholding taxes, of which $31.3 million would also be subject to U.S. corporate income tax. We believe that our available cash and cash equivalents held in the United States and cash flow to be generated from domestic operations will be adequate to satisfy our domestic liquidity needs in the foreseeable future.

We believe that our available cash and cash equivalents, cash flows expected to be generated from operations and net proceeds from this offering will be adequate to satisfy our current and planned operations in the foreseeable future. Our ability to expand and grow our business in accordance with current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, our continued intent not to repatriate earnings from outside the U.S. and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or sell additional equity to finance those acquisitions.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$28,154	$1,732	$20,473	$26,112	$(1,130)
Net cash used in investing activities	(13,562)	(8,520)	(10,826)	(9,030)	(19,332)
Net cash (used in) provided by financing activities	(1,103)	(7,590)	(8,043)	6,460	26,316
Effect of exchange-rate changes on cash and cash equivalents	(94)	(392)	(527)	(1,273)	(1,691)

Net increase (decrease) in cash and cash equivalents	$13,395	$(14,770)	$1,077	$22,269	$4,163

Cash and cash equivalents, beginning of period	54,004	52,927	52,927	30,658	26,495

Cash and cash equivalents, end of period	$67,399	$38,157	$54,004	$52,927	$30,658

Operating Activities

Net cash provided by operations increased by $26.4 million to $28.2 million during the first nine months of 2011 from $1.7 million net cash provided by operations during the first nine months of 2010, primarily attributable to higher net income that increased by $19.5 million before accounting for non-cash items in the first nine months of 2011 as compared to the first nine months of 2010. Revenues increased by 58.5% in the first nine months of 2011 as compared to the first nine months of 2010, causing net trade and unbilled accounts receivable to increase $21.0 million, or 33.2%, from $63.3 million as of September 30, 2010 to $84.3 million as of September 30, 2011. Amounts due to employees, the majority of which represents payroll costs for the most recent period, increased by $4.8 million, or 92.6%, from $5.2 million as of September 30, 2010 to $10.0 million as of September 30, 2011, driven by headcount growth.

Net cash provided by operations decreased by $5.6 million to $20.5 million during 2010 from $26.1 million during 2009. This was primarily attributable to increases in trade and unbilled accounts receivable, accrued expenses and taxes payable, and was offset by higher net income. Revenues increased 47.9% in 2010 as compared to 2009, causing net trade and unbilled accounts receivable to increase to $65.4 million, or 57.9%, as of December 31, 2010, from $41.4 million as of December 31, 2009. Accrued expenses increased to $15.0 million as of December 31, 2010 from $4.9 million as of December 31, 2009, due to an overall growth in operating expenses to support revenue growth and also attributable to a $7.8 million increase in the year-end bonus accrual, as a result of strong overall performance in 2010 as compared to 2009.

Net cash provided by operations increased by $27.2 million to $26.1 million of net cash provided by operating activities during 2009 as compared to $1.1 million of net cash used in operating activities during 2008. The primary driver of this increase was an overall cost containment effort implemented at the end of 2008 in response to the economic downturn, which included headcount reductions, travel restrictions and limitations on external professional fees.

Investing Activities

Net cash of $13.6 million was used in investing activities during the first nine months of 2011 as compared to $8.5 million of net cash used in investing activities during the first nine months of 2010. During the first nine months of 2011, capital expenditures increased by 117.7% to $12.9 million primarily associated with IT equipment acquisitions to support our growth in headcount.

Net cash of $10.8 million was used in investing activities during 2010 as compared to $9.0 million of net cash used in investing activities during 2009. This increase was primarily attributable to an increase in capital expenditures, which primarily consisted of IT equipment, of $7.3 million, related to our increased headcount, and a $2.5 million increase in restricted cash related to a client letter of credit, and was partially offset by a payment of $8.4 million for construction of a building in Minsk in 2009.

Net cash of $9.0 million was used in investing activities during 2009 as compared to $19.3 million of net cash used in investing activities during 2008. This decrease was primarily attributable to a decrease in capital expenditures of $8.8 million, as part of our cost containment efforts, and $1.2 million in acquisition costs in 2008 that did not recur in 2009.

Financing Activities

Net cash used in financing activities during the first nine months of 2011 decreased by $6.5 million to $1.1 million as compared to $7.6 million net cash used during the first nine months of 2010. This was primarily due to a decrease in the amount outstanding under our revolving line of credit by $7.0 million, partially offset by $1.2 million of public offering costs.

Net cash of $8.0 million was used in financing activities during 2010 as compared to $6.5 million of net cash provided by financing activities during 2009. This decrease was primarily attributable to an increase in purchases of treasury stock of $6.8 million, the partial repurchase of $15.1 million of our Series A-2 convertible redeemable preferred stock and a repayment of amounts outstanding under our revolving line of credit of $7.0 million in 2010 which was borrowed in 2009. This decrease in 2010 was partially offset by an increase in the proceeds from the sale of treasury stock, net of costs, of $6.3 million and proceeds from the issuance of $15.0 million of preferred stock in 2010.

Net cash of $6.5 million was provided by financing activities during 2009 as compared to $26.3 million net cash provided by financing activities during 2008. This decrease was primarily attributable to the issuance of $47.6 million of preferred stock in 2008, and was partially offset by the increase of the amounts outstanding under our revolving line of credit of $7.0 million in 2009, the purchase of $14.5 million of treasury stock in 2008 and the repayment of the borrowings under our revolving line of credit of $6.9 million in 2008.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of September 30, 2011.

	Total(1)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Operating lease obligations	$19,707	$7,207	$7,362	$4,640	$498

(1)	Excludes any potential redemption obligations related to the Series A-1 and A-2 convertible redeemable preferred stock. Immediately prior to the completion of this offering, the Series A-1 and A-2 convertible redeemable preferred stock will automatically convert into shares of common stock.

Future Capital Requirements

We believe that our existing cash and cash equivalents combined with our expected cash flow from operations will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months.

In addition, we expect that the net proceeds from this offering will provide us with the additional financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing stockholders may occur. If we raise cash through the issuance of additional indebtedness, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all.

Off-Balance Sheet Commitments and Arrangements

We do not have any investments in special purpose entities or undisclosed borrowings or debt. Accordingly, our results of operations, financial condition and cash flows are not subject to off-balance sheet risks.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and unbilled revenues. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and cash equivalents and short-term investments with financial institutions. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade accounts receivable and unbilled revenues are generally dispersed across our clients in proportion to the revenues. For the years ended December 31, 2010, 2009 and 2008, our top five clients accounted for 29.7%, 23.6% and 24.0% of revenues, respectively. One client, Thomson Reuters, accounted for over 10% of revenues in 2010 and 2009. Accounts receivable for this client were 16.9% and 17.5% of total accounts receivable as of December 31, 2010 and 2009, respectively. Unbilled revenues for this client were 23.9% and 16.9% of total unbilled revenues as of December 31, 2010 and 2009, respectively.

Credit losses and write-offs of trade accounts receivable balances have historically not been material to our consolidated financial statements and have not exceeded our expectations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our revolving line of credit bearing interest at LIBOR plus 1.25% rate. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

Our consolidated financial statements are reported in U.S. dollars. However, we generate a significant portion of our revenues in certain non-U.S. dollar currencies, principally, euros, British pounds and Russian rubles. We incur expenditures in non-U.S. dollar currencies, principally in Hungarian forints, euros and Russian rubles associated with our delivery centers located in CEE. We are exposed to fluctuations in foreign currency exchange rates primarily on accounts receivable and unbilled revenues from sales in these foreign currencies and cash flows for expenditures in foreign currencies. We do not use derivative financial instruments to hedge the risk of foreign exchange volatility. Our results of operations can be affected if the euro and/or the British pound appreciate or depreciate against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues and expenses. Based on our results of operations for the year ended December 31, 2010, a 1.0% appreciation / (depreciation) of the euro against the U.S. dollar would result in an estimated increase / (decrease) of approximately $0.23 million in net income, and 1.0% appreciation / (depreciation) of the British pound against the U.S. dollar would result in an estimated increase / (decrease) of approximately $0.12 million in net income.

To the extent that we need to convert U.S. dollars we receive from this offering into foreign currencies for our operations, appreciation of such foreign currencies against the U.S. dollar would adversely affect the amount of such foreign currencies we receive from the conversion. Sensitivity analysis is used as a primary tool in evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on our business operations. The analysis quantifies the impact of potential changes in these rates and prices on our earnings, cash flows and fair values of assets and liabilities during the forecast period, most commonly within a one-year period. The ranges of changes used for the purpose of this analysis reflect our view of changes that are reasonably possible over the forecast period. Fair values are the present value of projected future cash flows based on market rates and chosen prices.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), which require us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We generate revenues primarily from software development services. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved. At the time revenues are recognized, we provide for client incentive programs and reduce revenues accordingly.

We defer amounts billed to our clients for revenues not yet earned. Such amounts are anticipated to be recorded as revenues as services are performed in subsequent periods. Unbilled revenues represent services provided which are billed subsequent to the period end in accordance with the contract terms. All such amounts are anticipated to be realized in subsequent periods.

Our services are performed under both time-and-material and fixed-price contracts arrangements. For revenues generated under time-and-material contracts, revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

We recognize revenues from fixed-price contracts based on the proportional performance method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of revenues and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Our fixed price contracts are generally recognized over a period of twelve months or less.

We enter into multiple element arrangements with our clients under time-and-material and fixed-fee contracts. In October 2009, the FASB issued a new accounting standard which provides guidance for arrangements with multiple deliverables. We adopted this standard effective January 1, 2010 for all new or amended contracts, and it did not have a material effect on our financial condition or consolidated results of operations, or change our units of accounting and how we allocate the arrangement consideration to various units of accounting. These arrangements consist of development services and other service deliverables that qualify for separate units of accounting. These other services include maintenance and support services for our time-and-material contracts and separately priced warranties for our fixed-fee contracts. These deliverables qualify for multiple units of accounting and therefore arrangement consideration is allocated among the units of accounting based on their relative selling price. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable. For arrangements under fixed-fee contracts, revenue is recognized upon delivery of development services under the proportional performance method and on a straight-line basis over the warranty period. The warranty period is generally six months to two years.

We report gross reimbursable “out-of-pocket” expenses incurred as both revenues and cost of revenues in the consolidated statements of income.

Accounts Receivable

Accounts receivable are recorded at net realizable value. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative creditworthiness of each client, historical collections experience and other information, including the aging of the receivables. Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on our consolidated statements of income.

Goodwill and Other Intangible Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

We do not amortize goodwill but perform a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. We determine fair value using the income approach, which estimates the fair value of our reporting units based on the future discounted cash flows. In testing for a potential impairment of goodwill, we estimate the fair value of our reporting units to which goodwill relates and determine the carrying value (book value) of the assets and liabilities related to those reporting units.

We amortize other intangible assets with determinable lives over their estimated useful lives. We record an impairment charge on these assets when we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there exists one or more indicators of impairment, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. The estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results.

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the consolidated financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The realization of deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that we record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

We adopted ASC 740-10, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption did not have an effect on the results of operations or financial position of the company. We recognize interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Accounting for Stock-Based Employee Compensation Plans

Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards ultimately expected to vest. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

We estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on our operating results. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the valuation model change significantly, stock-based compensation for future awards may differ materially compared to the awards previously granted.

	Options Granted
	2008	2009	August 13, 2010	October 14, 2010	December 17, 2010	December 17, 2010	December 17, 2010	July 27, 2011
Number of options granted	17,611	8,500	140,250	110,000	75,619	11,000	10,000	75,000
Risk free interest rate	3.36%	3.00%	1.78%	1.78%	1.78%	1.78%	1.02%	2.05%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years	6.25 years
Expected volatility	44.9%	48.6%	43.8%	43.6%	43.8%	43.1%	43.1%	43.0%
Exercise price	$37.04 (1)	$37.04	$37.04	$51.84 (3)	$55.00 (2)	$37.04	$55.00	$112.00
Fair value of underlying common stock	$37.04 (1)	$37.00	$49.00	$51.84 (3)	$55.00	$55.00	$55.00	$112.00

(1)	The options’ original price at the fair value of the underlying shares of common stock of $74.08, but the options grant was modified in 2009.
(2)	The original grant was 69,000 options in August 2010 at an exercise price of $37.04 per share, and was modified in December 2010 to 75,619 options at an exercise price of $55.00 per share.
(3)	The exercise price and fair value per share of the underlying common stock for the grant made on October 14, 2010 is based on two transactions completed in September and October 2010 in which EPAM repurchased and subsequently resold common stock.

Fair Value of Shares of Common Stock

We are a private company with no quoted market prices for our shares of common stock. We have therefore needed to make estimates of the fair value of our shares of common stock at various dates for the purpose of:

•	Determining the fair value of our shares of common stock at the date of acquisition when we have acquired another entity and the consideration given includes our shares of common stock.

•

Determining the fair value of our shares of common stock at the date of the grant of a stock-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our shares of common stock at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The following table sets forth the fair value of our shares of common stock estimated at different times. The third-party appraisals used to estimate the fair value of our common stock were performed on a contemporaneous basis.

Date	Class of Stock	Date Valuation was Completed	Fair Value (per share)	Probabilities of Future Liquidity Events: IPO / M&A / Continue Private	Purpose of Valuation	Discount for Lack of Marketability	Discount Rate
February 19, 2008	Common Stock	June 2008	$60.00	70% /25% /5%	Issuance of Series A-2 convertible redeemable preferred stock	20.0%	19.6%
September 30, 2008	Common Stock	December 2008	$35.00	70% /25% /5%	Stock option grant	20.0%	18.9%
December 31, 2008	Common Stock	March 2009	$34.00	70% /25% /5%	Computation of intrinsic value of employee stock options	20.0%	18.6%
September 30, 2009	Common Stock	December 2009	$37.00	47.5% /47.5% /5%	Stock option grant	20.0%	18.5%
December 31, 2009	Common Stock	March 2010	$46.00	47.5% /47.5% /5%	Computation of intrinsic value of employee stock options	20.0%	19.6%
August 31, 2010	Common Stock	October 2010	$49.00	47.5% /47.5% /5%	Litigation settlement and stock option grant	20.0%	19.2%
November 30, 2010	Common Stock	December 2010	$55.00	47.5% /47.5%/5%	Stock option grant	20.0%	18.8%
June 15, 2011	Common Stock	July 2011	$112.00	60% /35% /5%	Stock option grant	20.0%	19.0%
September 15, 2011	Common Stock	September 2011	$99.00	60% /35% /5%	Computation of intrinsic value of employee stock options	20.0%	19.0%

When estimating the fair value of our common stock, our management has considered a number of factors, including the result of contemporaneously (at or around the valuation date) performed third-party appraisals and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of our common stock was determined with the assistance of an independent third-party valuation firm. The valuation reports have been used as part of our analysis in reaching our conclusion on stock values. We reviewed the valuation methodologies, which took into consideration the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our common stock.

The valuations used a combination of (i) the income approach/discounted cash flow method and (ii) the market approach to derive the fair value of our common stock from 2008 through 2011. The income approach was applied only in the “Continue Private” scenario and received 100% weighting in that scenario. Two market approaches were utilized, the public company method and the merger and acquisition method. The public company method was applied only in the “IPO” scenario and received 100% of the weighting in that scenario. The merger and acquisition method was applied only in the “M&A” scenario and received 100% of the weighting in that scenario.

The determination of the fair value of our common stock requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our shares of common stock and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of our common stock include:

•

Weighted average cost of capital, or WACC. The WACC was determined based on a consideration of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies. In deriving the WACC, which is used as the discount rate under the income approach, publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies for valuation.

•

Capital market valuation multiples. With the assistance of our independent third-party valuation firm, we obtained and assessed updated capital markets data of the selected comparable companies and used, for our valuations multiples of enterprise value to revenues, and enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA. We calculate EBITDA as net income before interest income, interest expense, provision for income taxes, and depreciation and amortization expense.

•

Discount for lack of marketability. With the assistance of our independent third-party valuation firm, we considered a variety of empirical studies as well as, restrictions on the marketability of our common stock to determine an appropriate discount for lack of marketability.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our common stock. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACC.

We use the probability-weighted expected return method to compute the value of the common stock. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for us assuming various possible future liquidity events (initial public offering, strategic sale or merger, dissolution and private enterprise (i.e., no liquidity event)). Stock value is based upon the probability-weighted present value of expected future net cash flows (distributions to stockholders) considering each of the possible future events, as well as the rights and preferences of each class of stock. In 2008, we used a 70% weighting for the “IPO” scenario to compute the value of our common stock as we had initiated preparations for an initial public offering at the time. As a result of the economic crisis and the difficult economic conditions that began in the third quarter of 2008, we cancelled such preparations and subsequently revised our weighting for the “IPO” scenario to 47.5% to compute the value of our common stock in 2009 and 2010, reflecting our view at the time that completing an initial public offering was less probable than it was in 2008.

The fair value of our common stock decreased from $60.00 per share as of February 19, 2008 to $35.00 per share as of September 30, 2008 and $34.00 as of December 31, 2008. We believe the decrease in the fair value of our common stock was primarily attributable to the changing economic conditions that began with the Lehman Brothers collapse in the third quarter of 2008, driving down overall comparables and capital market valuations.

The fair value of our common stock increased from $34.00 as of December 31, 2008 to $37.00 as of September 30, 2009 and $46.00 as of December 31, 2009. We believe the increase in fair value of our common stock was due to our acquisition of Rodmon in the second quarter of 2009, which contributed a significant new revenue contract, which grew beyond anticipation almost immediately after closing. Additionally, in the fourth quarter of 2008 we implemented stringent cost controls that allowed us to reduce costs and improve profitability while facing an economic downturn.

The fair value of our common stock increased from $46.00 per share as of December 31, 2009 to $49.00 per share as of August 31, 2010 and $55.00 per share as of December 31, 2010. We believe the increase in fair value was due to the significant growth in revenues and profitability during 2010, 47.9% and 109.3%, respectively, compared to 2009. Although revenues and profitability also grew from the first six months of 2010 to the last six months of 2010, 41.2% and 66.7%, respectively, this sequential increase did not play a significant incremental role in the fair value increase between August 31, 2010 and December 31, 2010, as we believe it is consistent with normal seasonal trends in our business, primarily our hiring cycle and the budget and work cycles of our clients, rather than reflecting a significant change in our growth prospects compared to the growth trends evident in the period-over-period analysis. Additionally, our sales of common stock on September 30, 2010 and October 6, 2010, in each case at a price of $51.85 per share, tempered the fair value analysis as of December 31, 2010, but did not dictate it, due in large part to the overall improvement in the merger and acquisition and public markets in the last six months of 2010, which drove up the multiples used in the “IPO” and “M&A” scenarios.

The fair value of our common stock increased from $55.00 per share as of December 31, 2010 to $112.00 per share as of June 15, 2011, a rate of change that outpaced the increases from December 31, 2009 to August 31, 2010, and then to December 31, 2010. We believe the increase in fair value was due primarily to the significant growth in revenues and profitability we experienced during the first six months of 2011 compared to the first six months of 2010, such growth being 66.3% and 69.8%, respectively. This is a substantial improvement compared to the 33.2% growth in revenues we recorded in the first six months of 2010 compared to the first six months of 2009, although the growth in profitability between these two earlier periods was much greater than between the first six months of 2010 and 2011, in large part due to the fact that results in the first six months of 2009 were heavily depressed by the global economic downturn. In addition, although sequential revenue and profitability growth from the last six months of 2010 to the first six months of 2011, 17.8% and 1.8%, respectively, was less robust than the period-to-period comparison, we believe this primarily reflects the normal seasonal trends noted above, rather than a change in growth prospects. The valuation impact of our substantial period-over-period growth in revenues and profitability, which was the primary driver behind the fair value increase at June 15, 2011, was magnified by a 30.6% increase in the multiple used in the “IPO” scenario (8.5x as of November 30, 2010 compared to 11.1x as of June 15, 2011), as market valuations for our industry comparables gradually improved. At the same time, we increased the probability of an “IPO” event to 60% from 47.5%, and decreased the probability of an “M&A” event from 47.5% to 35%, due to our filing of a registration statement on Form S-1 with the Securities and Exchange Commission on June 10, 2011. The increase in relative weighting of an “IPO” event, though having less of an impact on the fair value increase at June 15, 2011 than the increase in overall market valuations, augmented the impact of the relatively higher valuation indicated by the public company method compared to the merger and acquisition method, reflecting the future opportunities available to us if we become a public company, including the ability to use freely tradable common stock both as an acquisition currency and for purposes of attracting, rewarding and retaining the most highly talented employees.

The fair value of our common stock decreased from $112.00 per share as of June 15, 2011 to $99.00 per share as of September 15, 2011. The decrease in fair value of our common stock was primarily attributable to the stock market impact of the ongoing Eurozone debt crisis and the outlook for the global economy in August 2011, resulting in a 26.1% decrease in the multiples used in the “IPO” scenario (11.1x as of June 15, 2011 compared to 8.2x as of September 15, 2011).

The discount for lack of marketability is applied only in the “Continue Private” scenario. As such, the prospect of a potential initial public offering or merger and acquisition event is not applicable in this scenario. Although we have grown in both revenues and profitability, the marketability of our shares has not changed materially given such scenario’s inherent assumption that we remain privately-held without a foreseeable liquidity event.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is required to be effective by no later than the first quarter of 2011 and early adoption is permitted. We adopted this standard effective January 1, 2010. Our adoption did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In January 2010, the FASB issued new guidance requiring supplemental fair value disclosures and providing several clarifications regarding existing disclosure requirements. Specifically, the new guidance requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, the new standard requires a gross presentation of the Level 3 rollforward, stating separately information about purchases, sales, issuances, and settlements. The new guidance also provides clarification regarding the appropriate level of disaggregation of assets and liabilities for the purpose of fair value disclosures as well as the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. Our adoption of this standard did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In December 2010, the FASB issued a new accounting standard requiring that Step 2 of the goodwill impairment test be performed for reporting units whose carrying value is zero or negative. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations.

In December 2010, the FASB issued new guidance clarifying some of the disclosure requirements related to business combinations that are material on an individual or aggregate basis. Specifically, the guidance states that, if comparative financial statements are presented, the entity should disclose revenues and earnings of the combined entity as though the business combination (s) that occurred during the current year occurred as of the beginning of the comparable prior annual reporting period only. Additionally, the new standard expands the supplemental pro forma disclosure required by the authoritative guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination in the reported pro forma revenues and earnings. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations. However, it may result in additional disclosures in the event that we enter into a business combination that is material either on an individual or aggregate basis.

In June and December 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. Our adoption of this standard will not have a material effect on our financial condition, consolidated results of operations or disclosures.

In September 2011, the FASB issued new guidance allowing companies testing goodwill for impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e. the first step of the goodwill impairment test). If companies determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted this standard effective October 1, 2011. Our adoption of this standard will not have a material effect on our financial condition, consolidated results of operations or disclosures.

BUSINESS

Overview

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. These companies produce advanced software and technology products that demand sophisticated software engineering talent, tools, methodologies and infrastructure to deliver solutions that support functionality and configurability to sustain multiple generations of platform innovation. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry verticals. This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our historical core competency is full lifecycle software development services including design and prototyping, product development and testing, component design and integration, product deployment, performance tuning, porting and cross-platform migration. We have developed extensive experience in each of these areas by working collaboratively with leading ISVs and technology companies, creating an unparalleled foundation for the evolution of our other offerings, which include custom application development, application testing, enterprise application platforms, application maintenance and support, and infrastructure management.

We believe the quality of our employees underpins our success and serves as a key point of differentiation in how we deliver a superior value proposition to our clients. Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. CEE includes Albania, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Republic of Macedonia, Romania, Russia, Serbia and Montenegro, Slovakia, Slovenia, the former Yugoslav Republic of Macedonia, Turkey and Ukraine. The CIS is comprised of constituents of the former U.S.S.R., including Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. Our highly-skilled information technology, or IT, professionals, combined with our extensive experience in delivering custom solutions that meet our clients’ pressing business needs, has allowed us to develop a deep culture of software engineering excellence. We believe this culture enables us to attract, train and retain talented IT professionals. We employ highly-educated IT professionals, over 90% of whom hold a master’s equivalent university degree in math, science or engineering and over 90% of whom are proficient in English as of September 30, 2011.

To ensure we attract the best candidates from this deep talent pool, we have developed close relationships with leading technical institutions in CEE, whereby we actively support curriculum development and engage students to identify their talents and interests. We continue to expand these efforts throughout the major talent hubs within CEE. According to the most recent data available from the United Nations Educational, Scientific and Cultural Organization, or UNESCO, nearly 950,000 students with science and technology degrees graduate from universities and training academies in CEE each year. The programming talent of students in CEE was recently demonstrated in the 2011 ACM International Collegiate Programming Contest World Finals, where seven of the top eleven university teams were from CEE.

Since inception, we have invested significant resources into developing a proprietary suite of internal applications and tools to manage all aspects of our delivery process. These applications and tools are effective in reducing risks, such as security breaches and cost overruns, while providing control and visibility across all project lifecycle stages to both us and our clients. In addition, these applications and tools enable us to provide solutions using the optimal software product development methodologies, including iterative methodologies such as Agile development. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. Software Magazine, an independent publication for IT professionals, recently recognized our software development project management tools and services alongside those of other leading ISVs.

We believe we are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE, based on our analysis of publicly available information of IT services providers. This certification is a widely recognized auditing standard developed by the American Institute of Certified Public Accountants, or AICPA, and it serves as additional assurance to our clients that are required to validate the controls in place to protect the security of their sensitive data. Furthermore, this is an important certification for firms in data and information-intensive industries, as well as any organization that is subject to Sarbanes-Oxley internal controls certification requirements. Our SAS 70 Type II certification, in addition to our multiple ISO/IEC 27001:2005 and ISO 9001:2000 attestations, underscores our focus on establishing stringent security standards and internal controls.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Selected companies among our top 30 clients based on 2010 revenues include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. We maintain a geographically diverse client base with 52.8% of our 2010 revenues from clients located in North America, 26.4% from clients in Europe and 19.1% from clients in the CIS. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively. In addition, we have significantly grown the size of existing accounts. For example, from 2008 to 2010 the number of clients accounting for over $5.0 million in annual revenues increased from six to 11.

Our revenues have grown from $69.8 million in 2006 to $221.8 million in 2010, representing a four-year compound annual growth rate, or CAGR, of 33.5%. Our net income has grown from $9.7 million to $28.3 million over the same period, representing a CAGR of 30.6%. For the nine months ended September 30, 2011, our revenues and net income were $239.4 million and $32.0 million, respectively, representing a 58.5% and 91.7% increase over the prior year period.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. The projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

Industry Background

Offshore Research and Development/Software Product Development Services

Corporations are increasingly “offshoring” their research and development, or R&D, and software product development needs to respond to industry challenges. Offshore IT services providers, or IT services providers with substantial development and delivery operations outside a majority of their clients’ home countries, have enabled corporations to effectively respond to shrinking product lifecycles, advances in technology and increased global competition by streamlining development and improving time-to-market. The shortage of vertical-specific research and software product development talent in the United States and Europe, the speed at which technology changes in the IT industry and the favorable cost of offshore outsourcing resources continue to encourage organizations to increase outsourcing of their R&D and software product development spending. According to

IDC, an independent third-party research firm, worldwide offshore R&D/software development services spending grew from $5.7 billion in 2005 to $8.0 billion in 2009, representing a four-year CAGR of 8.7%. IDC estimates this market will grow at an estimated five-year CAGR of 11.8% through 2014 to $14.0 billion.

Offshore IT Services

Many corporations throughout the world have found it difficult to access high-quality IT talent and stay current with the evolution of development methodologies and tools. As such, the offshore outsourcing model has become an embedded component of IT services delivery. The demand for offshore outsourcing is driven by clients seeking not only cost-effective solutions, but also improved productivity and quality as well as access to high-quality labor. Outsourcing can result in significant productivity improvement and operating cost reduction, as organizations choose IT services providers with specialized knowledge, development methodologies and processes and that understand the unique needs of their clients. Specialization provides the efficiency and flexibility that allows for quicker turnaround times and higher levels of quality. These benefits have served as a catalyst for the increase in the number of global companies incorporating offshore outsourcing of IT services into their operating strategies. According to IDC, offshore IT services spending in the United States and Europe, the Middle East and Africa, or EMEA, grew from $12.7 billion in 2005 to $30.0 billion in 2009, representing a four-year CAGR of 24.0%. IDC estimates this market will further grow at an estimated five-year CAGR of 6.1% through 2014 to $40.2 billion.

Growth of Central and Eastern Europe as an Offshore Delivery Region

The growing acceptance of the offshore delivery model, beyond the traditional India-based IT services providers, has created significant opportunities for CEE-based IT services providers. CEE-based IT services providers now compete against the largest and more-established global IT services providers and have been recognized by independent third-party research firms such as IDC for providing complex IT services. As a result, according to the Central and Eastern European Outsourcing Association, the volume of IT outsourcing and custom software product development services exported from CEE was expected to increase between 10% and 30% in 2010, depending on the country. Factors contributing to this growth include:

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Availability of highly-educated, multilingual IT professionals. CEE has a focus on rigorous mathematical and scientific educational training. According to the most recent data available from UNESCO, nearly 950,000 students with science and technology degrees graduate from universities and training academies in CEE each year. This sizeable talent pool provides an abundant supply of qualified, well-educated IT professionals. Furthermore, CEE has a significant number of individuals who speak multiple languages, including English, German, French, Spanish, Italian and Swedish, which provides a distinct advantage in accessing key markets in the CIS, the United States and Europe.

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Cultural compatibility with the European market. As the European market increasingly adopts outsourcing of IT services as an integral component of corporate strategy, we believe CEE-based IT outsourcing organizations are well-positioned to capture such growth given similar language and cultural attributes and geographic proximity. Additionally, according to IDC, the 2008 economic crisis resulted in the increased use of offshore IT outsourcing by European companies, including geographically proximate or “nearshore” IT outsourcing, with a 10% increase observed in the number of IT outsourcing contracts signed in 2010 compared to the prior year.

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Corporations diversifying their use of offshore IT services to multiple delivery locations and IT services providers. Clients are increasingly engaging CEE-based IT organizations to reduce their dependence on traditional IT offshoring destinations such as India. CEE maintains skilled IT professionals, favorable labor costs and relatively low attrition rates compared to other offshore outsourcing destinations.

Our Approach

Since our inception, we have focused on software product development, which we have refined through repeat, multi-year engagements with major ISVs including three of the top seven ISVs by revenues according to

Software Magazine. Unlike custom application development, which is usually tailored to very specific business requirements, software products of ISVs must be designed with a high level of product configurability and operational performance to address the needs of a diverse set of end-users working in multiple industries and operating in a variety of deployment environments. This demands a strong focus on upfront design and architecture, strict software engineering practices, and extensive testing procedures.

Our focus on software product development services for ISVs and technology companies requires high-quality software engineering talent, advanced knowledge of up-to-date methodologies and productivity tools, and strong project management practices. As a result, we have developed a culture focused on innovation, technology leadership and process excellence, which helps us maintain a strong reputation with our clients for technical expertise and high-quality project delivery.

Our work with ISVs and technology companies, including both global leaders in enterprise software platforms and emerging, innovative technology companies focusing on new trends, exposes us to their customers’ business and strategic challenges, allowing us to develop vertical-specific domain expertise. In this sense, our experience with ISV and technology company clients enables us to grow our business in multiple industries, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our Strengths and Strategies

Our objective is to be a leader in providing high-quality software engineering services for leading global ISVs and emerging technology companies, and use our accumulated technology and industry expertise to become a strategic vendor of choice for delivering complex software solutions and other complementary and diversified IT services to industry-leading companies across a range of verticals. We continue to leverage the following core strengths and strategies to achieve this objective:

Strengthen Technical Expertise

We have spent over a decade working with industry-leading ISVs and technology companies to develop various key features of their product portfolios. Our focus on complex software product development has shaped key aspects of our service offerings as well as our culture of software engineering excellence, enabling us to accelerate our expansion of our services into other key industry verticals. In addition, our work with innovative companies in developing emerging technologies, such as cloud and mobile, keeps us on the cutting edge of information technology, strengthens our relationships with our established ISVs and other clients and enables us to attract new clients. We plan to continue focusing on software engineering services for industry-leading ISVs and emerging technology companies to further develop our technical expertise and advance our knowledge of new software engineering and technology trends.

Deepen Vertical Expertise

We have traditionally focused on enterprises that are technology- and information-centric, where our deep software development expertise is highly valued. To further enhance our client solutions in each of our verticals, we have recruited IT professionals with significant industry expertise and understanding of vertical-specific business operations and issues. The combination of our software development expertise and vertical industry depth has enabled us to build vertical-specific internal Competency Centers that our IT professionals use and provide our clients with rapid time-to-market solutions. For example, in our Travel and Hospitality vertical, we have developed and offer our clients Loyalty, Marketing and Booking Engine frameworks, which enable our clients to quickly launch and adapt targeted affinity programs. In our Business Information and Media vertical, we have built a Business Information Competency Center to leverage our expertise in complex content management systems implementation as well as to offer multiple intellectual property assets for content aggregation, text extraction and tagging, search, and publishing across many engagements within the vertical. We plan to continue enhancing our deep expertise in different verticals by recruiting IT professionals with industry expertise.

Attract, Develop and Retain Highly-Skilled Employees

We place a high priority on attracting, training and retaining our employees, which we believe is integral to our continued ability to grow our client relationships. Our reputation as a leading provider of complex software development solutions in the CEE and our culture have been critical elements in attracting and retaining our IT professionals. We have over 160 dedicated full-time employees that oversee all aspects of our human capital management process. Each new IT professional we hire undergoes approximately three to six months of classroom training as well as numerous hours of hands-on training on client engagements. On average, our IT professionals have over six years of industry expertise, over 90% have master’s equivalent university degrees in math, science or engineering and over 90% are proficient in English. In 2010, our total attrition rate was 9.4%.

Develop and Enhance Scalable Proprietary Processes, Applications and Tools

To streamline and accelerate the software development process, we have created a full suite of proprietary software development lifecycle processes, applications and tools. From managing every aspect of a development project, to automated testing tools, to management and hosting options for delivered solutions, our applications and tools help ensure that our clients achieve faster turn-around times, high-quality results and superior value. Our custom-built, proprietary internal project management system allows our project teams to work across multiple locations seamlessly within our global delivery ecosystem and provides us with detailed insight into our entire business, including the capabilities and utilization of our employees, in order to quickly staff our new and existing engagements with the best available resources. The applications also form a foundation for our internal management information system which allows us to monitor and manage our business to track a wide variety of operational metrics that are merged with financial information to produce deep, granular reporting necessary for real-time decision making.

Selectively Pursue Strategic Acquisitions

We have historically pursued strategic acquisitions focused on expanding our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise. We have significant experience successfully completing and integrating complementary acquisitions. For example, we acquired Fathom Technologies in 2004, which established the foundation for our European operations, we acquired VDI in 2006, which gave us access to the large and growing local Russian market and we acquired B2Bits in 2007, which further strengthened our financial services vertical capabilities. Furthermore, as part of our strategy to expand our geographic footprint with high-quality global resources, we may pursue acquisitions of companies with significant presence in China, Latin America or elsewhere. Our acquisition strategy is shaped by our continued focus on acquiring scalable resources and developing a global, multi-shore operation with high-quality software engineering talent.

Our Services

Our service offerings cover the full software development lifecycle from complex software development services through maintenance and support, custom application development, application testing, enterprise application platforms and infrastructure management. Our key service offerings include:

Software Product Development Services

We provide a comprehensive set of software product development services including product research, design and prototyping, product development, component design and integration, full lifecycle software testing, product deployment and end-user customization, performance tuning, product support and maintenance, as well as porting and cross-platform migration. We focus on development services for enterprise software products covering a wide range of business applications as well as product development for multiple mobile platforms and embedded software product services.

Custom Application Development Services

We offer complete custom application development services to meet the requirements of businesses with sophisticated application development needs not adequately supported by packaged applications or by existing custom solutions. Our custom application development services leverage our experience in software product development as well as our industry expertise, prebuilt application solution frameworks and specific software product assets. Our range of services includes business and technical requirements analysis, solution architecture creation and validation, development, component design and integration, quality assurance and testing, deployment, performance tuning, support and maintenance, legacy applications re-engineering/refactoring, porting and cross-platform migration and documentation.

Application Testing Services

We maintain a dedicated group of over 1,200 testing and quality assurance professionals with experience across a wide range of technology platforms and industry verticals. Our Quality Management System complies with global quality standards such as ISO 9001:2000 and we employ industry-recognized and proprietary defect tracking tools to deliver a comprehensive range of testing services. Our application testing services include: (i) software application testing, including test automation tools and frameworks; (ii) testing for enterprise IT, including test management, automation, functional and non-functional testing, as well as defect management; and (iii) consulting services focused on helping clients improve their existing software testing and quality assurance practices.

Enterprise Application Platforms

As a proven provider of software product development services to major ISVs, we have participated in the development of industry standard technology and business application platforms and their components in such specific areas as customer relationship management and sales automation, enterprise resource planning, enterprise content management, business intelligence, e-commerce, mobile, Software-as-a-Service and cloud deployment. Our experience in such areas allowed us to offer services around Enterprise Application Platforms, which include requirements analysis and platform selection, deep and complex customization, cross-platform migration, implementation and integration, as well as support and maintenance. We use our experience, custom tools and specialized knowledge to integrate our clients’ chosen application platforms with their internal systems and processes and to create custom solutions filling the gaps in their platforms’ functionality necessary to address the needs of the clients’ users and customers.

Application Maintenance and Support

We deliver application maintenance and support services through our dedicated team of 490 IT professionals. Our application maintenance and support offerings meet rigorous CMMI and SAS 70 Type II requirements. Our clients benefit from our proprietary distributed project management processes and tools, which reduces the time and costs related to maintenance, enhancement and support activities. Our services include incident management, fault investigation diagnosis, work-around provision, application bug fixes, release management, application enhancements and third-party maintenance.

Infrastructure Management Services

Given the increased need for tighter enterprise integration between software development, testing and maintenance with private, public and mobile infrastructures, our service offerings also cover infrastructure management services. We have significant expertise in implementing large infrastructure monitoring solutions, providing real-time notification and control from the low-level infrastructure up to and including applications. Our SAS 70 Type II, ISO/IEC 27001:2005 and ISO 9001:2000 certifications provide our clients with third-party verification of our information security policies. Our solutions cover the full lifecycle of infrastructure management including application, database, network, server, storage and systems operations management, as well as incident notification and resolution.

Our Verticals

Strong vertical-specific domain knowledge backed by extensive experience merging technology with the business processes of our clients allows us to deliver tailored solutions to the following industry verticals:

•	ISVs and Technology;

•	Banking and Financial Services;

•	Business Information and Media;

•	Travel and Hospitality; and

•	Retail and Consumer.

We also serve the diverse technology needs of clients in the energy, telecommunications, automotive, manufacturing, insurance and life sciences industries and the government.

The following table sets forth our revenues by vertical by amount and as a percentage of our revenues for the periods presented:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Vertical	(in thousands, except percent)
ISVs and Technology	$63,977	26.7%	$48,351	32.0%	$68,727	31.0%	$57,695	38.5%	$59,494	37.0%
Banking and Financial Services	53,801	22.5	27,672	18.3	42,835	19.3	17,069	11.4	21,534	13.4
Business Information and Media	46,622	19.5	32,047	21.2	45,749	20.6	28,587	19.1	22,385	13.9
Travel and Hospitality	28,618	12.0	12,780	8.5	18,780	8.5	9,869	6.6	5,271	3.3
Retail and Consumer	20,539	8.6	11,745	7.8	17,681	8.0	9,856	6.6	12,318	7.7
Other verticals	21,532	8.9	16,473	10.9	24,279	10.9	24,732	16.4	36,602	22.8
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

ISVs and Technology

ISVs and technology companies have a constant need for innovation and rapid time-to-market. Since inception, we have focused on providing complex software product development services to leading global ISVs and technology companies to meet these demands. Through our experience with many industry leaders, where we currently serve over 70 ISVs, including three out of the seven largest software companies in the world by revenues, we have developed rigorous standards for software product development, as well as proprietary internal processes, methodologies and IT infrastructure. Our services span the complete software development lifecycle for software product development, testing and performance tuning, deployment and maintenance and support. We offer a comprehensive set of software development methodologies, depending on client requirements, from linear or sequential methodologies such as waterfall, to iterative methodologies such as Agile. In addition, we are establishing close partner relationships with many of our ISV and technology company clients and are offering distributed professional services around their product offerings directly to our corporate clients.

Case Study.    Our client, one of the top five global enterprise software companies, wanted to establish an offshore development center to reduce time-to-market, scale up its in-house technical staff to obtain greater flexibility with resource utilization and receive access to specialized skills not available in-house. To address the client’s needs, we established a dedicated offshore development center, providing development, integration, migration, testing, maintenance and support as well as consulting services. We also began delivering software and IT services for our client’s deployed solutions and established an independent testing center staffed with over

50 test software engineers. As a result, we have maintained a relationship with this client since 2002 and have approximately 300 IT professionals dedicated to the account. In addition, we have partnered with this client to offer professional services tailored to its product lines and delivered by an effective global delivery model directly to our other corporate clients.

Banking and Financial Services

We established our Banking and Financial Services vertical in 2006 and have significant experience working with global retail and investment banks, investment firms, depositories, corporate treasuries, pension funds and market data providers. We offer a broad portfolio of services in asset and wealth management, corporate and retail banking, cards and payments, investment banking and brokerage, research and analysis as well as governance, risk and compliance. We have also established an internal Capital Markets Competency Center, which facilitates knowledge exchange, education and collaboration across our organization and develops new software products, frameworks and components to further enhance our industry-specific solutions and services.

Case Study.    Our client, a leading global investment bank, wanted to expand and optimize its IT capacity through expansion to an offshore location. The contemplated IT facility would operate according to the bank’s highly secure continuous service environment, providing 24/7 services to maintain and support for mission-critical business applications. To address the bank’s requirements, we established a stand-alone offshore development center in Ukraine to capitalize on the size of the available talent pool, its proximity to key European business centers and its favorable position between Asian and European markets. We recruited approximately 300 IT professionals with significant technical and domain expertise in a period of 12 months and now deliver our services to each of the client’s offices in the Americas, EMEA and the Asia-Pacific region, providing them with comprehensive application development, application testing, and application production and infrastructure management services.

Business Information and Media

We have established long term relationships with leading business information and media companies, which enable us to bring sustainable value creation and enhanced return-on-content for organizations within this vertical. Our solutions help clients develop new revenue sources, accelerate the creation, collection, packaging and management of content and reach broader audiences. We serve clients in a range of business information and media sub-sectors, including entertainment media, news providers, broadcasting companies, financial information providers, content distributors and advertising networks. Our Business Information Competency Center enables us to provide our clients with solutions that help them overcome challenges related to operating legacy systems, manage varied content formats, rationalize their online assets and lower their cost of delivery. In addition, we provide knowledge discovery platform services through our InfoNgen business, which combines custom taxonomy development with web crawling, internal file and e-mail classification, newsletter and feed publication and content trend analysis.

Case Study.    We have provided solutions to one of the leading global business information vendors since 2003, including product and platform development, maintenance and the management, hosting and support for sites which deliver complex financial market data. For example, when the client needed to offer its customers in the financial services industry on-demand access to information to help them make better real-time decisions, we created a powerful new mobile video solution that gives finance professionals instant access to in-depth commentary and analysis. The new set of mobile applications allowed our client to extend its delivery footprint to mobile platforms such as Android, BlackBerry and iPhone/iPad. We are currently a strategic IT services provider for this client with over 700 dedicated IT professionals developing, testing and maintaining solutions for a number of the client’s groups and divisions.

Travel and Hospitality

We have extensive experience in designing, implementing and supporting solutions for the travel and hospitality industry. This has led to the development of a substantial repository of knowledge components and solutions, such as our Loyalty, Marketing and Booking Engine frameworks, which results in accelerated development and implementation of solutions, while ensuring enterprise-class reliability. Our capabilities span a range of platforms, applications and solutions that businesses in travel and hospitality use to serve their customers, capture management efficiencies, control operating expenses and grow revenues.

Case Study.    We have worked with one of the world’s largest online travel agencies since 2008, developing online travel solutions for the end-user, including portals and platforms that improve the quality of the client’s customer’s experience. For example, our client wanted to redesign its customer rewards program to overcome numerous deficiencies with its existing loyalty program framework. This presented extensive integration complexities, considerable performance requirements and a significant evolution from the existing loyalty program framework. We worked closely with our client to develop an integrated services-based solution built on a Java enterprise platform while leveraging our client’s existing platform components. This solution provided our client the ability to expand or change program offerings based on business needs, making it more flexible and attractive to our client’s customers. Furthermore, the development of new earning and redemption features enabled our client to expand the range of its marketing and promotional capabilities. We are currently a strategic IT services provider for this client with over 300 dedicated IT professionals developing, testing and maintaining solutions for a number of the client’s groups and divisions.

Retail and Consumer

We work closely with leading companies in the retail and consumer industry to enable our clients to better leverage technology and address simultaneous pressures of driving value for the consumer and offering a more engaging experience. Our expertise allows us to integrate our services with our clients’ existing enterprise resource planning, billing fulfillment and customer relationship management solutions. We have created rich, interactive user interfaces for a range of applications. We also offer deep expertise across several domains including business-to-business and business-to-consumer e-commerce, customer/partners self service, employee portals, online merchandising and sales, web content management, mobile solutions and billing.

Case Study.    Our client, one of the world’s largest beverage companies, wanted to create a premium employee portal that not only reflected its brand, but could also offer intuitive usability and navigation, powerful search capabilities, detailed usage metrics and collaborative tools. Leveraging our deep product knowledge, we built a customized SAP portal solution that has become the central hub of our client’s employee community and is designed to serve over 100,000 employees and to support over 1,000 simultaneous visitors. The portal has been deployed in 105 countries and has approximately 30,000 registered users. Our success in building the SAP portal enabled us to grow our business to other projects with this client. We created a dedicated center of excellence to develop and refine a managed delivery model that would maximize innovation and further streamline our client’s development processes. As a result, our client achieved a significant improvement in development quality, reduced on-boarding times, faster project startups and ramp-up times, reduced administrative overhead and improved customer satisfaction. We currently serve as one of our client’s primary IT services vendors and have approximately 160 dedicated IT professionals providing application development, quality assurance and support services. We have also been continuously rated by our client as the number one IT services vendor by quality across all of their external IT services providers.

Our Delivery Model

We have delivery centers located in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland. We have client management locations in the United States, United Kingdom, Germany, Sweden, Switzerland, Russia and Kazakhstan. We believe the development of a robust global delivery model creates a key competitive advantage, enabling us to better understand and meet our client’s diverse needs and provide a compelling value proposition.

Our primary delivery centers with approximately 2,900 IT professionals are located in Belarus. We have 2,500 IT professionals located in Minsk, the capital of Belarus, which is a major educational and industrial center in CEE. It is well-suited to serve as a prime IT outsourcing destination given its strong industrial base, good educational infrastructure and legacy as the center of computer science for the former Soviet Union. Furthermore, the IT industry in Belarus has been strongly supported by the government, which has taken steps to encourage investment in the IT sector through long-term tax incentives.

Our delivery centers in Ukraine have approximately 1,500 IT professionals. According to the October 2010 Gartner report “Analysis of Ukraine as an Offshore Services Location,” Ukraine was recognized as one of the top 10 countries in the world by number of certified IT professionals, with approximately 30,000 IT graduates per year qualified to enter software development roles. Ukraine promotes the growth of a domestic IT outsourcing export industry that is supported by regulation, intellectual property protection and a favorable investment climate. The Gartner Report described herein, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Report are subject to change without notice.

Our delivery centers in Russia have approximately 1,000 IT professionals. Our locations in Ukraine and Russia offer many of the same benefits as Belarus, including educational infrastructure, availability of qualified software engineers and government sponsorship of the IT industry. We believe our locations in Ukraine and Russia, along with our delivery centers in Belarus, offer a strong and diversified delivery platform across CEE.

Our delivery centers in Hungary have approximately 650 IT professionals and serve as the center for our nearshore delivery capabilities to European clients. Hungary’s geographic proximity, cultural affinity and similar time zones with our clients in Europe enables increased interaction that creates closer client relationships, increased responsiveness and more efficient delivery of our solutions.

Our client management locations maintain account management and production personnel with significant project management capabilities, which enable us to work seamlessly with our clients and delivery centers. Our onsite and offshore delivery teams are linked together through common processes and collaboration applications and tools and a communications infrastructure that features a secure and redundant environment enabling global collaboration.

Quality and Process Management

We have built complex proprietary applications and tools to manage quality, security and transparency of the delivery process in a distributed environment. Our proprietary ISO 9001:2000 and CMMI-certified Quality Management System has been documented, implemented and maintained to ensure the timely delivery of software development services to our clients. We have also developed sophisticated project management techniques facilitated through our Project Management Center, a web-based collaborative environment for software development which we consider critical to meeting or exceeding the service levels required by our clients.

Our Quality Management System ensures that we provide timely delivery of software development services to enhance client satisfaction by enabling:

•	objective valuation of the performed process, work products and services against the client’s process descriptions, standards and procedures;

•	identification, documentation and timely resolution of noncompliance issues;

•	feedback to the client’s project staff and managers on the results of quality assurance activities;

•	monitoring and improvement of the software development process to ensure adopted standards and procedures are implemented and flaws are detected and resolved in a timely manner; and

•	execution of planned and systematic problem prevention activities.

Our proprietary Project Management Center supports our software development delivery model. Our Project Management Center is effective in reducing risks and providing control and visibility across all project lifecycle stages based on the following features:

•	multi-site, multi-project capabilities;

•	activity-based software development lifecycle, which fully tracks the software development activities through the project documentation;

•	project, role-based access control, which can be available to us, clients and third parties;

•	fully configurable workflow engine with built-in notification and messaging;

•	extensive reporting capabilities and tracking of key performance indicators; and

•	integration with Microsoft Project and Outlook.

The transparency and visibility into software development project deliverables, resource management, team messaging and project-related documents and files provided by our Project Management Center promotes collaboration and strengthens our relationships with our clients. Improved traceability enables significant time savings and cost reductions for business users and IT management during change management for the software development lifecycle. The combination of our Project Management Center with our other proprietary internal applications enhances our offering by reducing errors, increasing quality and improving maintenance time. Combining applications can lead to more efficient communications and oversight for both clients and our staff.

Sales and Marketing

Our sales and marketing strategy seeks to increase our revenues from new and existing clients through our account managers, sales and business development managers, vertical specialists, technical specialists and subject-matter experts. Given our focus on complex application development and the needs of our clients, we believe our IT professionals play an integral role in engaging with clients on potential business opportunities. For example, account managers are organized vertically and maintain direct client relationships. In addition, they are responsible for handling inbound requests and referrals, identifying new business opportunities and responding to requests-for-proposals, or RFPs. Account managers typically engage technical and other specialists in responding to RFPs and pursuing opportunities. This sales model has been effective in promoting repeated business and growth from within our existing client base.

In addition to effective client management, we believe that our reputation as a premium provider of software product development services drives additional business from inbound requests, referrals and RFPs. To further market our expertise, we frequently engage with industry analysts, such as IDC and Gartner, and we enjoy published recognition from other third-party industry observers. For example:

•

from 2009 through 2011, we were ranked in the top 10 of CEE or Russian services providers in the Global Outsourcing Services 100, published by the International Association of Outsourcing Professionals;

•	in 2006 through 2011, we were included in the annual Global Services Top 100, published by Global Services Magazine and neoIT;

•	in 2010 we were recognized as one of the top 10 companies in the Outsourced Product Development category published by Global Services Magazine and neoIT;

•

in 2011 we were recognized as one of the top 10 companies in Top Product Engineering Vendors, one of the top 2 companies in IT Services Leaders in Eastern Europe and one of the top 13 Global Mid-Tier ITO Vendors, all of which are categories published by Global Services Magazine and neoIT;

•	from 2004 through 2010, we were included in the Software 500, published by Software Magazine; and

•	in 2010 two of our senior employees were inducted into the Hall of Fame by Inside Market Data together with 24 other individuals for their lasting contribution to the evolution of market data.

We also maintain a dedicated sales force as well as a marketing team, which coordinates corporate-level branding efforts that range from sponsorship of programming competitions to participation in and hosting of industry conferences and events.

Clients

Our clients primarily consist of Forbes Global 2000 corporations. During 2009, 2010 and the first nine months of 2011, our largest client, Thomson Reuters, accounted for over 10% of our revenues. No other client represented over 10% of our revenues for 2008, 2009, 2010 and the first nine months of 2011.

The following table sets forth the percentage of our revenues for the periods presented by client location:

	% of Revenues for
	Nine Months Ended September 30, 2011	Year Ended December 31,
Client Location		2010	2009	2008
North America	49.9%	52.8%	53.5%	49.7%
Europe	31.7	26.4	21.8	15.3
CIS	16.6	19.1	23.3	33.1
Reimbursable expenses and other revenues	1.8	1.7	1.4	1.9

Revenues	100.0%	100.0%	100.0%	100.0%

The following table sets forth the percentage of our revenues by client vertical for the periods presented:

	% of Revenues for
	Nine Months Ended September 30, 2011	Year Ended December 31,
Vertical		2010	2009	2008
ISVs and Technology	26.7%	31.0%	38.5%	37.0%
Banking and Financial Services	22.5	19.3	11.4	13.4
Business Information and Media	19.5	20.6	19.1	13.9
Travel and Hospitality	12.0	8.5	6.6	3.3
Retail and Consumer	8.6	8.0	6.6	7.7
Other verticals	8.9	10.9	16.4	22.8
Reimbursable expenses and other revenues	1.8	1.7	1.4	1.9

Revenues	100.0%	100.0%	100.0%	100.0%

The following table shows the distribution of our clients by revenues for the periods presented:

Revenues Greater Than or Equal To	2010	2009	2008
$0.1 million	148	137	145
$0.5 million	75	64	64
$1 million	42	38	43
$5 million	11	2	6
$10 million	4	1	1

The following table sets forth our revenues by service offering by amount and as a percentage of our revenues for the periods presented:

	Nine Months Ended September 30,				Year Ended December 31,
	2011		2010		2010		2009		2008
Service Offering	(in thousands, except percent)
Software development	$157,025	65.5%	$103,055	68.3%	$149,658	67.5%	$105,397	70.3%	$117,313	72.9%
Application testing services	48,523	20.3	30,540	20.2	44,459	20.0	28,489	19.0	27,096	16.9
Application maintenance and support	20,502	8.6	13,110	8.7	19,262	8.7	11,828	7.9	10,917	6.8
Infrastructure services	6,353	2.7	1,270	0.8	2,823	1.3	—	—	94	0.1
Licensing	2,686	1.1	1,093	0.7	1,849	0.8	2,094	1.4	2,184	1.4
Reimbursable expenses and other revenues	4,312	1.8	1,982	1.3	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$239,401	100.0%	$151,050	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

We typically enter into a master services agreement with our clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement, including the services to be performed, pricing terms and performance criteria.

For example, we have entered into a master services agreement with Thomson Reuters. Under this master services agreement we may not use subcontractors to perform the services without Thomson Reuters’ prior written consent. Our personnel must comply with Thomson Reuters’ security policies. The intellectual property rights to deliverables we make in the course of, or enabling the, performance of the services we provide to Thomson Reuters are owned by Thomson Reuters. Deliverables and services are subject to acceptance testing, and liquidated damages are prescribed for late delivery. Service credits are prescribed for service level failures and charges are subject to adjustment for deficiencies in services that are not measured by service levels. The master services agreement provides step-in rights, benchmarking, monitoring rights and audit rights. The master services agreement is not a commitment to purchase our services, and may be terminated for various reasons including a time-limited right of termination upon a change of control event or without cause upon six months notice.

Competition

The markets in which we compete are changing rapidly and we face competition from both global IT services providers as well as those based in CEE. We believe that the principal competitive factors in our business include technical expertise and industry knowledge, end-to-end solution offerings, reputation and track record for high-quality and on-time delivery of work, effective employee recruiting, training and retention, responsiveness to clients’ business needs, scale, financial stability and price.

We face competition primarily from:

•

India-based technology outsourcing IT services providers, such as Cognizant Technology Solutions, GlobalLogic, HCL Technologies, Infosys Technologies, Mindtree, Sapient, Symphony Technology Group, Tata Consultancy Services and Wipro;

•	Local CEE technology outsourcing IT services providers;

•	Large global consulting and outsourcing firms, such as Accenture, Atos Origin, Capgemini, CSC and IBM;

•	China-based technology outsourcing IT services providers such as Camelot Information Services, hiSoft Technology International, iSoftStone and VanceInfo Technologies; and

•	In-house IT departments of our clients and potential clients.

We are a leading global IT services provider of complex software product development and software engineering services in CEE. We believe that our focus on complex software product development solutions, our technical employee base, and the development and continuous improvement in process methodologies, applications and tools, position us well to compete effectively in the future. However, we face competition from offshore IT services providers in other outsourcing destinations with low wage costs, such as India and China, and from IT services providers that have more locations or that are based in countries more stable than some CIS and CEE countries. Our present and potential competitors may also have substantially greater financial, marketing or technical resources; may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients.

Human Capital

Our people are critical to the success of our business. Attracting and retaining employees is a key factor in our ability to grow our revenues and meet our client’s needs. We had approximately 6,168, 4,432 and 4,656 employees as of December 31, 2010, 2009 and 2008, respectively. Of these employees, approximately 96.2% were located in the CIS and CEE, 1.0% were located in Western Europe (excluding Hungary) and 2.8% were located in North America as of December 31, 2010. We believe that we maintain a good working relationship with our employees and we have not experienced any labor disputes. Our employees have not entered into any collective bargaining agreements.

Recruitment and Retention

We believe our company culture and reputation as a leading global IT services provider of complex software product development and software engineering services in CEE enhances our ability to recruit and retain highly sought-after employees. We have over 160 dedicated full-time employees that oversee all aspects of our human capital management process. Through our proprietary internal tools, we effectively plan our short-term and long-term recruitment needs and deploy the necessary personnel and processes to optimize utilization and to quickly satisfy the demands of our clients.

We have developed our base of IT professionals by hiring highly-qualified, experienced IT professionals from this region and by recruiting students from leading technical institutions in CEE. We have strong relationships with the leading technical institutions in CEE, such as the Belarusian State University, Saint Petersburg State University of Information Technologies, Mechanics and Optics, Moscow State University of Instrument Engineering and Computer Sciences and National Technical University of Ukraine, and we have established EPAM delivery centers near many of these campuses. Our ongoing involvement with these technical institutions includes supporting EPAM-branded research labs, developing training courses, providing teaching equipment, actively supporting curriculum development and engaging students to identify their talents and interests. Our relationships with these technical institutions provide us access to a highly-qualified talent pool of programmers, and allow us to consistently attract highly-skilled students from these institutions. We also conduct lateral hiring through a dedicated IT professional talent acquisition team whose objective is to locate and attract qualified and experienced IT professionals within the region.

To attract, retain and motivate our IT professionals, we seek to provide an environment and culture that rewards entrepreneurial initiative and performance. In addition, we offer a challenging work environment, ongoing skills development initiatives and attractive career advancement and promotion opportunities. Our success is supported by a retention rate of 90.9% over the last two years.

Training and Development

We dedicate significant resources to the training and development of our IT professionals. We believe in the importance of supporting educational initiatives and we sponsor employees’ participation in internal and external training and certifications. Furthermore, we actively pursue partner engagements with technical institutions in CEE.

We provide training, continuing education and career development programs for both entry-level and experienced IT professionals. Entry-level IT professionals undergo a rigorous training program that consists of approximately three to six months of classroom training, as well as numerous hours of hands-on training through actual engagements. This comprehensive program results in employees who are highly proficient and possess deep technical expertise that enables them to immediately serve our clients’ needs. For our mid-level and senior IT professionals, we offer continuing education programs aimed at helping them advance in their careers. We also provide mentoring opportunities, management and soft skills training, intensive workshops and management and technical advancement programs. We are committed to systematically identifying and nurturing the development of middle and senior management through formal leadership training, evaluation, development and promotion.

We also provide ongoing English language training at all of our delivery centers to maintain and enhance the English language skills of our IT professionals. As of September 30, 2011, over 90% of our employees were proficient in English.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information disclosed or otherwise made available by us be kept confidential.

We customarily enter into non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software or systems we develop for them. Furthermore, we usually grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non- revocable license to our clients to use our preexisting intellectual property, but only to the extent necessary in order to use the software or systems we developed for them.

Protecting our intellectual property rights is critical to our business. We have invested, and will continue to invest, in research and development to enhance our domain knowledge and create complex, specialized solutions for our clients. As of September 30, 2011 we had registered intellectual property consisting of 13 U.S. trademarks, two non-U.S. trademarks, one Russian copyright and 60 active domain names. In 2005, we entered into a Consent of Use and Settlement Agreement with Princeton Financial Services, Inc., or PFS, whereby we consented to PFS’s use of the mark “ePAM” in connection with the hosting of its software application but solely using a lowercase “e” and uppercase “PAM” and PFS consented to all uses by us of the EPAM mark other than as capitalized in the foregoing (i.e. “ePAM”). While we consider the intellectual property embodied by certain of our solutions, such as our InfoNgen services, important to our business, we do not believe that any individual registered intellectual property right other than our rights in our name is material to our business.

Facilities

The table below sets forth our principal properties:

Location	Square Meters Leased	Square Meters Owned	Total Square Meters
Delivery Centers and Client Management Locations:
Belarus	20,727	7,655	28,382
Ukraine	16,665	—	16,665
Russia	11,197	—	11,197
Hungary	5,852	—	5,852
Kazakhstan	1,628	—	1,628
United States	1,168	—	1,168
Switzerland	379	—	379
Sweden	153	—	153
United Kingdom	126	—	126
Poland	56	—	56
Germany	15	—	15

Total	57,966	7,655	65,621

Executive Office:
Newtown, PA, United States	932	—	932

Long-lived Assets

The table below sets forth the locations of our long-lived assets:

	As of December 31,
Location	2010	2009	2008
	(in thousands)
United States	$386	$476	$816
Belarus	20,377	18,956	12,229
Ukraine	2,223	1,446	2,109
Russia	1,268	1,168	2,502
Hungary	703	655	981
Other	381	352	499

Total	$25,338	$23,053	$19,136

Acquisitions

We have acquired a number of companies in order to expand our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise:

•

In March 2004, we acquired Fathom Technologies, a company with operations in Hungary and 160 IT professionals. This acquisition established our European operations, currently our fastest growing geography, and generating 31.7% of our revenues during the nine months ended September 30, 2011;

•

In July 2006, we acquired Vested Development, Inc. with 319 IT professionals to tap the large and rapidly growing local Russian market, which comprised 13.0% of our revenues during the nine months ended September 30, 2011;

•	In November 2007, we acquired B2Bits Corp., a company with operations in the United States and Ukraine and 23 IT professionals, which further strengthened our financial services capabilities;

•

In June 2008, we acquired “PLUS MICRO,” a company with operations in Kazakhstan and 62 IT professionals, to expand our geographic footprint, broaden our service portfolio and help gain access to new clients in the CIS;

•

In May 2009, we acquired the assets of Rodmon Systems Inc., a company with operations in the United States and Belarus and 28 IT professionals and an experienced management team, in order to secure a large strategic client relationship which further strengthened our Business Information and Media vertical, experienced management team and technical IT professionals; and

•

In August 2010, we acquired the assets of Instant Information, Inc., a company with operations in the United States and Belarus with 53 IT professionals, in order to acquire an experienced management team and skilled IT professionals, thereby further strengthening our Business Information and Media vertical, and to acquire the rights to the intellectual property embodied by our InfoNgen services and cloud deployment capabilities.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Belarusian, Russian, Ukrainian, Hungarian, Kazakhstan and U.S. federal and state agencies regulate various aspects of our business. See “Risk Factors—Risks Relating to Our Business—Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business.” and “Risk Factors—Risks Relating to Our Business—We are subject to laws and regulations in the United States and other countries in which we operate concerning our operations, including export restrictions, U.S. economic sanctions and the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.”

We benefit from certain tax incentives promulgated by the Belarusian and Hungarian governments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statement Line Items—Provision for Income Taxes.”

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us.

MANAGEMENT

Our executive officers and directors and their ages and positions are set forth below:

Name	Age	Position
Arkadiy Dobkin	51	Chief Executive Officer, President and Chairman of the Board of Directors
Karl Robb	49	President of EU Operations, Executive Vice President and Director
Ilya Cantor	43	Vice President, Chief Financial Officer and Treasurer
Balazs Fejes	36	Chief Technology Officer
Ginger Mosier	47	Vice President, General Counsel and Assistant Corporate Secretary
Andrew J. Guff	50	Director
Donald P. Spencer	56	Director
Ross Goodhart	32	Director

Arkadiy Dobkin    has served as Chairman of our board, Chief Executive Officer and President since December 2002. Mr. Dobkin began his career in Minsk, Belarus where he worked for several emerging software development companies. After immigrating to the United States, he held thought and technical leadership positions in Colgate-Palmolive Company and SAP Labs. Mr. Dobkin holds an MS in Electrical Engineering from the Belarusian National Technical University. We believe that Mr. Dobkin’s experience as an IT professional and executive in the IT services industry coupled with his in-depth understanding of our global delivery model provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board and our management team regarding operational, strategic and management issues as well as general industry trends.

Karl Robb    has served as a director of our board and as our President of EU Operations, Executive Vice President since March 2004. Mr. Robb is a 23-year global software engineering industry veteran, having worked nine years in Europe, nine years in the United States and five in Eastern Europe. In March of 2004, Fathom Technology, a Hungarian software development outsourcing firm where Mr. Robb was a co-founder and CEO, merged with EPAM Systems, whereupon Mr. Robb became Executive VP, Global Operations, and a member of the Board of Directors, of EPAM. Mr. Robb has been employed as a consultant by Landmark Business Development Limited, a consulting firm, since 1986. We believe that Mr. Robb’s experience as an executive in the IT services industry and his knowledge of the IT services industry in CEE provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board regarding operational and management issues as well as general industry trends.

Ilya Cantor    has served as our Chief Financial Officer, Vice President and Treasurer since July 2006. Prior to joining EPAM, Mr. Cantor spent seven years in a variety of financial and operational positions at Dow Jones, including Executive Director of Operations of The Wall Street Journal, Chief Financial Officer of The Wall Street Journal and Group Finance Director of The Wall Street Journal International. Between 2002 and 2005, Mr. Cantor served on the board of directors of CNBC International, which was at the time a financial news television joint venture between NBC Capital Corp and Dow Jones in Asia and Europe. Before joining Dow Jones in 1999, Mr. Cantor was the Chief Financial Officer of Independent Media (now Independent Media–Sanoma), a leading publishing house based in Moscow, Russia. Previous to this, Mr. Cantor was an Audit Manager with Coopers & Lybrand, LLP (now PricewaterhouseCoopers) in Moscow. He started his career with Coopers & Lybrand in Los Angeles in 1991, after graduating from California State University at Long Beach.

Balazs Fejes    has served as our Chief Technology Officer since March 2004. Mr. Fejes joined us when Fathom Technology, a Hungarian software engineering firm, which he co-founded and for which he served as Chief Technology Officer, merged with us. Prior to co-founding Fathom Technology, Mr. Fejes was a chief software architect/line manager with Microsoft Great Plains (Microsoft Business Solutions). He also served as a chief software architect of Scala Business Solutions. Mr. Fejes has been employed as a consultant by Redlodge

Holdings Limited, a consulting firm, since July 2007. Between January 2001 and July 2007, Mr. Fejes was employed as a consultant by Landmark Business Development Limited, a consulting firm. Mr. Fejes currently serves as Managing Director for EPAM Systems Switzerland GmbH, EPAM Systems Kft, EPAM Systems Aps and EPAM Systems Nordic AB.

Ginger Mosier    has served as our Vice President, General Counsel since March 2010 and as our Assistant Corporate Secretary since May 2010. Prior to joining EPAM, Ms. Mosier spent approximately eight years in a variety of legal positions with Hewlett-Packard Company. In her last position, she served as senior counsel advising on global IT outsourcing deals and related services transactions. Prior to that she advised a number of HP Software divisions as corporate counsel and was the legal representative for the HP Software Integration Office created for implementing the acquisition and integration of several software companies. Immediately prior to Hewlett-Packard, Ms. Mosier practiced corporate law at Drinker, Biddle & Reath. Ms. Mosier began her legal career at Baker & Daniels. Ms. Mosier holds a J.D., magna cum laude, from Indiana University School of Law at Indianapolis where she was a member of the Indiana Law Review and a B.A. from Indiana University—Purdue University at Indianapolis.

Andrew J. Guff    has served as a non-executive director of our board since 2006. Mr. Guff is a Managing Director and founding partner of Siguler Guff & Company. Prior to founding Siguler Guff, a multi-strategy private equity firm with over $9 billion of assets under management, Mr. Guff was with PaineWebber for ten years in a range of both principal and advisory capacities within PaineWebber’s Merchant Banking and Mergers and Acquisitions groups. In 1994, Mr. Guff founded Russia Partners Company, LP, one of the first private equity funds to operate in Russia and the CIS region. Today, Russia Partners manages approximately $1 billion of investments and commitments to private deals in the region. Mr. Guff sits on the board of directors of a number of portfolio companies owned by Russia Partners. He is a member of the Executive Board of the U.S.—Russia Business Council and is a member of the Council on Foreign Relations. He is also a trustee of the Phillips Academy Institute for the Recruitment of Teachers. Mr. Guff holds a Bachelor of Arts in Economics from Harvard College. We believe Mr. Guff’s experience as an investment banker, as a senior officer of an investment firm with activities in the IT sector and in CEE and the CIS and in evaluating the financial prospects of companies provides him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight to the board regarding financial and investor relations issues.

Donald P. Spencer    has served as a non-executive director of our board and as secretary of our board since 2006. Mr. Spencer is a managing director and founding partner of Siguler Guff & Company and is responsible for Siguler Guff’s legal and compliance matters. Prior to joining Siguler Guff in 1995, Mr. Spencer served as senior vice president of Mitchell Hutchins Institutional Investors Inc. and senior vice president of Atlanta/Sosnoff Capital Corp. Mr. Spencer was an associate at Shereff, Friedman, Hoffman & Goodman, LLP, where he specialized in representing financial services companies, and an associate at Sullivan & Cromwell LLP. Mr. Spencer received a Juris Doctor in 1980 from New York University School of Law and holds a Bachelor of Arts from Wesleyan University. We believe Mr. Spencer’s experience as a lawyer and as a senior officer of an investment firm with activities in the IT sector and in CEE and the CIS provides him with the necessary skills to serve as a member of our board of directors and enables him to provide valuable insight to the board regarding legal, financial and investor relations issues.

Ross Goodhart    has served as a non-executive director of our board since 2009. Mr. Goodhart is a Principal at Siguler Guff and has responsibility for the portfolio management, investment evaluation, due diligence, structuring and coordination of all aspects of Siguler Guff’s Russian and CIS investment operations. Prior to joining Siguler Guff in 2003, Mr. Goodhart was an Investment Banking Financial Analyst at Peter J. Solomon Company, L.P., where he specialized in mergers and acquisitions and restructuring advisory services within a broad array of industry sectors. He is a member of the board of directors of the U.S.—Ukraine Business Council. Mr. Goodhart holds a Bachelor of Business Administration with high distinction from the Stephen M. Ross School of Business at the University of Michigan with emphases in Finance and Accounting. We believe Mr. Goodhart’s experience as an investment banker, as an officer of an investment firm with activities in the IT sector and in CEE and the CIS and in evaluating the financial prospects of companies provides him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight to the board regarding financial and investor relations issues.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of             members. Our board has determined that each of             ,             and              is an independent director within the meaning of the applicable rules of the SEC and NYSE and that each of         ,         , and          is also an independent director under Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the purpose of audit committee membership. In addition, our board has determined that          is a financial expert within the meaning of the applicable rules of the SEC and NYSE.

Our amended and restated bylaws will provide that our board of directors will consist of no fewer than 3 and no more than 9 persons, and that the exact number of members of our board of directors will be determined from time to time by resolution of a majority of our entire board of directors. Upon completion of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.          and          will serve initially as Class I directors (with a term expiring in 2012).          and          will serve initially as Class II directors (with a term expiring in 2013).          and          will serve initially as Class III directors (with a term expiring in 2014).

We expect to adopt the EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan. Each of our non-employee directors will be eligible to receive cash retainers and equity awards under the 2012 Non-Employee Directors Compensation Plan. The plan defines a “non-employee director” as a member of our board of directors that the board in its sole discretion determines (i) is (or would be, if our common stock was then listed on the New York Stock Exchange) “independent” of the company within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and (ii) is not affiliated with any stockholder or group of stockholders who beneficially own 10% or more of our common stock (calculated on a fully diluted basis and assuming the conversion of all of our preferred stock). Our other directors are expected to receive no compensation for serving as directors. Unless the board of directors resolves otherwise or unless otherwise agreed between the company and the board of directors, all non-employee directors are expected to receive an annual retainer of $40,000. Each non-employee director who attends more than six meetings of the board in any calendar year also is expected to receive an additional fee of $2,000 for each additional meeting attended in person and $1,000 for each additional meeting attended telephonically. In addition, the chairman of the audit committee is expected to receive an annual fee of $20,000, the chairman of the compensation committee is expected to receive an annual fee of $10,000 and the chairman of the nominating and corporate governance committee is expected to receive an annual fee of $7,500. Each committee member is expected to receive an additional cash retainer in the amount of $8,000, $5,000 and/or $3,000 for his or her service on one or more of the audit, compensation or nominating and corporate governance committees, respectively. Each non-employee director also is expected to receive an annual grant of restricted stock under our 2012 Non-Employee Directors Compensation Plan having a fair market value (as defined in the plan) of $75,000 in addition to an initial grant of restricted stock having a fair market value of $100,000 at the time that the director joins our board.

Board Committees

Audit Committee

The Audit Committee consists of             ,              and             . We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our Audit Committee. These rules permit us to have an Audit Committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.              serves as the chair of the Audit Committee. The Audit Committee consists exclusively of directors who are financially literate, and         is considered an “audit committee financial expert” as defined by the SEC. The Audit Committee is governed by a charter that complies with the rules of the NYSE. The Audit Committee is authorized to:

•	appoint, compensate, retain and oversee our independent auditor;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audit services rendered;

•	approve the audit fees to be paid (subject to authorization by our shareholders to do so);

•

review, in conjunction with the Chief Executive Officer and Chief Financial Officer of our company, accounting and financial controls with the independent auditors and our financial and accounting staff;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions; and

•	prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

Compensation Committee

The Compensation Committee consists of             ,              and             .                      serves as the chair of the Compensation Committee. The Compensation Committee is governed by a charter that complies with the rules of the NYSE. The Compensation Committee is authorized to:

•	review and recommend the compensation arrangements for executive officers, including the compensation for our Chief Executive Officer;

•	identify corporate goals and objectives relevant to executive and director compensation;

•	review, evaluate and approve our equity-based incentive plan; and

•	prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

Nominating and Corporate Governance Committee

                     serves as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is governed by a charter that complies with the rules of the NYSE. The Nominating and Corporate Governance Committee is authorized to:

•	identify and nominate members for election to the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of the board of directors and management.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our named executive officers, or NEOs, whose compensation is set forth in the “—2011 Summary Compensation Table” below. Our named executive officers for 2011 were:

•	Arkadiy Dobkin, Chief Executive Officer and President;

•	Ilya Cantor, Vice President and Chief Financial Officer;

•	Karl Robb, President of EU Operations and Executive Vice President;

•	Balazs Fejes, Chief Technology Officer; and

•	Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary.

Compensation Philosophy and Objectives

Our philosophy is to provide compensation to each of our NEOs that is commensurate with his or her position and experience, furnish incentives sufficient for the NEO to meet and exceed short-term and long-term corporate objectives and align these officers’ incentives with the long-term interests of our stockholders. Additionally, our executive compensation program is intended to provide significant motivation for each of our NEOs to remain employed by us unless and until our board of directors and/or, other than for Mr. Dobkin, our CEO, finds that retention of the NEO is no longer in accord with our corporate objectives.

Based on this philosophy, the primary objectives of our board of directors and compensation committee with respect to executive compensation are to:

•	attract and retain a highly-skilled management team with industry knowledge;

•	support our culture of innovation and performance; and

•	align the incentives of our NEOs with the creation of value for stockholders.

To achieve these objectives, our compensation committee periodically evaluates our executive compensation program with the goal of establishing compensation at levels it believes to be generally competitive with other companies in our geographical regions that compete with us for executive talent. We believe that our program is competitive based on our ability to attract talented employees and our general sense of the compensation market. As discussed in greater detail below, the compensation committee does not engage in benchmarking or a formal peer group analysis, but does review publicly available compensation information from time to time. Additionally, we design our executive compensation program to tie a portion of each NEO’s overall cash compensation to key strategic, financial and operational performance considered by our board of directors.

We use a mix of short-term compensation in the form of base salaries and cash bonuses and long-term compensation in the form of equity awards as the total compensation structure to meet these objectives. This compensation program serves to complement the strong stockholder incentives that exist as a result of the significant equity interests several of our NEOs have in the company.

Historical Compensation Decisions

Historically, our compensation programs have aimed to conserve cash while attracting and retaining executive officers who are highly motivated to grow our business in the long term. As with other companies in the information technology services sector generally, we have emphasized equity compensation, primarily in the form of stock options, to supplement cash compensation in the form of base salaries and bonuses. Mr. Dobkin has not been awarded stock options due to his direct equity holdings. Our board of directors and compensation committee sought to align the interests of management and stockholders by motivating the management team, through the granting of equity compensation, to grow our business in the long term. We expect to continue to emphasize this approach in the future.

Our compensation committee is responsible for establishing and administering executive officer compensation, including salaries, bonuses and equity incentive compensation. Our CEO serves on our compensation committee and provides substantial input in determining compensation paid to our NEOs (other than for himself). For our CEO, the compensation committee evaluates his performance to determine his compensation. Mr. Dobkin is not present at the meetings where his compensation is determined. The compensation committee uses its judgment and experience as well as the recommendations of the CEO to determine the appropriate amount and mix of compensation for each other NEO. The company does not engage in benchmarking or a formal peer group analysis in determining the amount or components of executive compensation awarded to our NEOs. In considering compensation, we engage in an informal process of looking at the compensation practices of other companies in our industry, for perspective. However, we do not target our compensation to fit within ranges relative to such companies.

After this offering, to comply with Rule 16b-3 of the Exchange Act, we expect equity incentive compensation for executive officers to be approved, on the recommendation of the compensation committee, by a committee of our directors who qualify as “non-employee directors” or the full board of directors pursuant to the rule. We also expect that, our CEO will step down from the compensation committee either in connection with or within one year of this offering, as required under the applicable exchange listing rules.

Except as described below, neither the board of directors nor the compensation committee has adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation, among different forms of non-cash compensation or with respect to long- and short-term performance. The determination of our board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation is subjective, based on their view of the relative importance of each component in meeting our overall objectives and factors relevant to the individual executive.

As a publicly held company, we may periodically engage the services of a compensation consultant to assist us in further aligning our compensation philosophy with our corporate objectives. In addition, in order to attract and retain key executives, we may be required to modify individual executive compensation levels to remain competitive in the market for such positions.

Elements of Compensation

Each NEO’s compensation package is tailored to each individual and is intended to encourage executive performance that supports our organizational strategy. When setting the amount of compensation to be awarded to our NEOs, other than our CEO, in a given year, the compensation committee considers the recommendations of our CEO as well as the relative proportion of total compensation delivered on a current and long-term basis and in the form of cash and equity prior to making changes to compensation levels. The compensation of our CEO is determined by the compensation committee following a review of company and individual performance, rather than through the use of predetermined performance metrics.

The fundamental elements of our compensation program are:

•	base salary;

•	discretionary performance-based bonuses;

•	long-term equity incentives; and

•	other broad-based benefits.

Although we expect these to remain the elements of our compensation program going forward, the relative weighting of each element and specific plan and award designs may evolve as we transition to a public company.

Mr. Robb is retained as a consultant to the company and his consulting fees (which include both a fixed payment and a variable payment) are paid directly to his direct employer, Landmark Business Development Limited. Mr. Fejes is employed in part by a subsidiary of the company for which service he receives a base salary and in part as a consultant to the company. Mr. Fejes’ consulting fees (which include both a fixed payment and a variable payment) are paid directly to his direct employer, Redlodge Holdings Limited. However, stock option awards are granted directly to Mr. Robb and Mr. Fejes.

Base Salary

Base salary is the main “fixed” component of our executive compensation program for our U.S.-based NEOs. In 2011, Messrs. Robb and Fejes each received a fixed consulting fee for their services to the company as consultants, and Mr. Fejes also received a base salary. The base salaries of our NEOs, and/or fixed consulting fees in the case of Messrs. Robb and Fejes, for 2011 were determined by the compensation committee, in consultation with our CEO, taking into consideration the qualifications, experience, and 2010 compensation level of each NEO and the particular responsibilities and expectations associated with each NEO’s position.

The base salaries, and/or fixed consulting fees expressed in USD, for the named executive officers in 2011 are set forth in the table below.

Name	2011 Base Salary and/or Fixed Consulting Fees
Arkadiy Dobkin, Chief Executive Officer and President	$260,000
Ilya Cantor, Vice President and Chief Financial Officer	$240,000
Karl Robb, President of EU Operations and Executive Vice President	$273,969	(1)
Balazs Fejes, Chief Technology Officer	$314,582	(2)
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	$180,000	(3)

(1)	This amount reflects the fixed consulting fee that was paid directly to Landmark Business Development Limited, Mr. Robb’s direct employer, for his service to the company as a consultant in 2011. As such, this amount is reported in the “All Other Compensation” column and not the “Salary” column of the 2011 Summary Compensation Table. Expressed in local currency, Mr. Robb’s fixed consulting fee was comprised of 195,163 euros and 11,187,225 Belarusian rubles.
(2)	This amount includes both the base salary Mr. Fejes received directly from the company in his role as an employee and the fixed consulting fee that was paid directly to Redlodge Holdings Limited, Mr. Fejes’ direct employer, for his service to the company as a consultant in 2011. The amount of Mr Fejes’ fixed consulting fee is reported in the “All Other Compensation” column of the 2011 Summary Compensation Table. As such, this amount differs from the amount reported in the “Salary” Column of the 2011 Summary Compensation Table, which reflects only the base salary that was paid directly to Mr. Fejes. Expressed in local currency, the amount of Mr. Fejes’s base salary and fixed consulting fee was comprised of 82,104 euros and 176,400 Swiss Francs and 120,000 Hungarian forints.
(3)	This amount represents Ms. Mosier’s current annual base salary rate and differs from the amount in the 2011 Summary Compensation Table, which reflects the fact that her annual base salary rate was $170,000 through March 1, 2011.

Annual Cash Bonus

In addition to the base salary, we believe that it is important to incentivize short-term performance by compensating our executives based upon their individual accomplishments and the general performance of the company under their leadership. Because our 2011 annual bonuses have not yet been determined, we are not able to describe our 2011 bonus decisions or disclose the 2011 overall bonus pool and individual bonus payments to our NEOs. But as we anticipate that we will follow a similar process in making our 2011 bonus determinations as we did for 2010, we describe our 2010 annual cash bonus compensation process below.

For 2010, the overall bonus pool and the individual bonus payments and variable consulting fees were not based on formulaic performance metrics. Instead, bonuses or variable consulting fees were awarded on a discretionary basis by our CEO (other than for himself) in consultation with the compensation committee, generally based on the company’s performance, combined with an objective and subjective evaluation of individual performance. The amount of our CEO’s 2010 bonus was determined by the compensation committee, based on company and individual performance. The aggregate amount of the bonus payments and variable consulting fees paid to our NEOs in 2010 represented 0.4% of revenues. We believe the responsible exercise of discretion and consideration of a broad range of factors enables us to retain the flexibility to appropriately reward individual performance while conserving the cash we need as a private company for operational purposes.

The following table sets forth the amounts of the annual bonuses or variable consulting fees earned by our NEOs in 2010.

Name	2010 Bonus or Variable Consulting Fee
Arkadiy Dobkin, Chief Executive Officer and President	$200,000
Ilya Cantor, Vice President and Chief Financial Officer	$100,000
Karl Robb, President of EU Operations and Executive Vice President	$300,000	(1)
Balazs Fejes, Chief Technology Officer	$210,000	(1)
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	$40,000

(1)	These amounts reflect the variable consulting fees that were paid directly to Landmark Business Development Limited, Mr. Robb’s direct employer, and Redlodge Holdings Limited, Mr. Fejes’ direct employer, and as such are reported in the “All Other Compensation” column of the Summary Compensation Table.

The amount of each of the bonuses or variable consulting fees was determined based on the following company-wide performance:

•	2010 revenue growth of 48% over 2009; and

•	2010 net income growth of 109% over 2009.

In addition, the bonus or variable consulting fee for each of our NEOs was based on the following considerations of individual performance:

•	Mr. Dobkin’s contribution to the substantial growth in revenues and net income of the company, and the overall leadership and strategic vision that he demonstrated throughout the year;

•	Mr. Robb’s acquisition of key new accounts, substantial growth in existing accounts, and resulting 2010 Europe segment revenue growth of 83% over 2009;

•	Mr. Fejes’ successful execution of his CTO responsibilities while growing one of our largest accounts by over 300%;

•

Mr. Cantor’s contribution to the internal preparedness of the company’s internal systems, staffing, and controls commensurate with IPO plans and the establishment of an internal legal function, including through the hiring of a General Counsel; and

•

Ms. Mosier’s preparation of the company’s internal legal systems for the IPO and exceeding targets in transforming support for executing commercial contracts, supporting the pre-sales process, and implementing substantially stronger internal risk management controls and processes.

Equity Awards

To reward and retain our NEOs in a manner that best aligns their interests with stockholders’ interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value because the value of the stock options is tied to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time. In addition, stock option awards generally vest ratably over four years, which enhances their retentive value.

We generally use stock options to compensate our NEOs, both in the form of initial grants in connection with the commencement of employment and additional or “refresher” grants. In 2011, however, our NEOs did not receive any equity grants as we anticipate making IPO grants to our NEOs in connection with this offering. See —“2012 Long Term Incentive Plan and Awards—IPO Awards Granted in Connection with This Offering.”

In 2010, Ms. Mosier received an option award in connection with the commencement of her employment, Mr. Cantor received a refresher grant, and Messrs. Fejes and Robb each received an option grant for the first time as part of their total compensation. To date, there has been no set program for the award of refresher grants, and our compensation committee retains discretion to make stock option awards to employees at any time, on the recommendation of our CEO, including in connection with the promotion of an employee, to reward an employee’s performance, for retention purposes or for other circumstances recommended by management.

In 2010, stock option grants were made under the 2006 Stock Option Plan, or the 2006 Plan, to our NEOs in the amounts set forth in the table below.

Name	Number of Options Granted
Arkadiy Dobkin, Chief Executive Officer and President	0
Ilya Cantor, Vice President and Chief Financial Officer	13,394
Karl Robb, President of EU Operations and Executive Vice President	20,000
Balazs Fejes, Chief Technology Officer	20,000
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	4,465

The stock options granted to our NEOs in 2010 vest in equal installments of 25% on each of January 1, 2011, 2012, 2013 and 2014. Under the terms of the 2006 Plan, the compensation committee has the discretion to accelerate the vesting of these stock options in the event of a change in control of the company. Although Mr. Dobkin was not granted any stock options in 2010, he has a sizable direct stock ownership in the company.

The new equity plan that we intend to adopt in connection with the initial public offering will permit us to grant stock options, restricted stock, restricted stock units or other types of equity awards to employees of the company, including our NEOs, as the compensation committee deems appropriate. See “—2012 Long Term Incentive Plan and Awards—IPO Awards Granted in Connection with This Offering.”

Perquisites

We do not provide significant perquisites to our NEOs, because we believe that our compensation objectives are better achieved as a result of the compensation elements described above. However, there is no firm policy against the provision of such perquisites and our current stance on perquisites may be re-evaluated at a later date as necessary to ensure that we can attract, retain, and properly motivate our NEOs.

Retirement and Other Broad-based Employee Benefits

We have established a 401(k) retirement plan, which is a tax-qualified self funded retirement plan, in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate. We do not make any employer contributions to the 401(k) retirement plan. Other benefits in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate include group health insurance (including medical, dental and vision), long and short term disability, group life, AD&D and paid time off. Mr. Robb receives lump sum cash payments in amounts sufficient to cover the cost of obtaining health insurance. Mr. Fejes receives health insurance benefits and a pension contribution that is mandatory under Swiss law. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans although, as noted above, we do make pension plan contributions for Mr. Fejes under Swiss law.

Compensation Risk Assessment

Our management team has reviewed our compensation policies and practices for all of our employees with our board of directors. The board of directors has determined, based on this review, that our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Severance and Change in Control Arrangements

During 2011, none of our NEOs were entitled to protections on a termination of employment or service or a change in control. As a result, the termination of employment of a NEO and/or a change in control would not have entitled any NEO to the acceleration of any unvested equity interest or any other payments or benefits. However, as noted above, on a change in control, the compensation committee may in its discretion accelerate the vesting of any unvested stock options issued under the 2006 Plan.

Employment Agreements and Other Arrangements

Although they are not currently party to employment or consulting agreements with us, pursuant to the terms of the consultancy agreements previously entered into, Messrs. Robb and Fejes are subject to certain confidentiality obligations that survived the expiration of those agreements. Under such obligations, Messrs. Robb and Fejes agree that they will not disclose any confidential information relating to us or our business and assign to us their rights to any intellectual property developed within the course of their service to us. Mr. Dobkin is subject to similar confidentiality obligations pursuant to an employment agreement he previously entered into and which has since expired and that is briefly described below under “— Potential Payments on Termination and Change in Control.”

In addition, Ms. Mosier and Mr. Cantor each entered into a non-disclosure and non-solicitation agreement in connection with the commencement of their respective employment. Pursuant to these agreements, Ms. Mosier and Mr. Cantor are subject to perpetual confidentiality obligations and employee and customer non-solicitation obligations that survive for a period of 12 months after the termination of employment. Mr. Cantor and Ms. Mosier also entered into agreements in connection with their option grants, under which they are subject to similar non-disclosure and non-solicitation obligations to those described above as well as non-compete obligations, which survive for a period of 12 months after the termination of employment.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, or the Code, limits to $1 million the federal income tax deduction for compensation paid to any named executive officer of a publicly held corporation, other than the chief financial officer. Compensation in excess of $1 million a year may nonetheless be deducted if such compensation is “performance based” within the meaning of the Code. As a newly public company, the plans and agreements described in this prospectus are generally exempt from the application of Section 162(m) for three years.

To the extent 162(m) does apply to any compensation paid by the company, we expect that although we will consider deductibility when structuring the compensation arrangements of our NEOs, we may in certain circumstances award compensation that is not deductible when such payments are appropriate to attract and retain executive talent.

Other provisions of the Code can also affect compensation decisions. Section 409A of the Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. The compensation committee will take into account the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 280G of the Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation, and Section 4999 of the Code imposes a 20% excise tax on those payments. The compensation committee will take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible pursuant to Section 280G.

2011 Summary Compensation Table

The following table summarizes the compensation of our named executive officers, or NEOs, for 2011. Our NEOs are our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as determined by their total compensation set forth in the table below.

Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Arkadiy Dobkin
Chief Executive Officer and President	2011	260,000		—	—	—		260,000
	2010	260,000		200,000	—	—		460,000

Ilya Cantor
Vice President and Chief Financial Officer	2011	240,000		—	—	—		240,000
	2010	240,000		100,000	270,083	—		610,083

Karl Robb
President of EU Operations and Executive Vice President	2011	—		—	—	273,969	(3)(4)	273,969
	2010	—		—	441,993	562,688	(3)(4)	1,004,681

Balazs Fejes
Chief Technology Officer	2011	200,232	(5)	—	—	114,350	(5)(6)	314,582
	2010	170,055	(5)	—	441,993	319,035	(5)(6)	931,083

Ginger Mosier
Vice President, General Counsel and Assistant Corporate Secretary	2011	178,333	(7)	10,000	—	—		188,333
	2010	141,667	(8)	40,000	90,028	—		271,695

(1)	The amounts of the 2011 annual bonuses have not yet been determined. We expect to determine the 2011 annual bonuses in February 2012. Ms. Mosier received a special bonus in June 2011.

(2)	The amounts in this column represent the aggregate grant date fair value of the option awards granted to Messrs. Cantor, Robb and Fejes and Ms. Mosier in 2010, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of these option awards in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus. There can be no assurance that these awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value.
(3)	For Mr. Robb, this table represents the U.S. dollar equivalent of amounts earned in euros and Belarusian rubles. For 2010, the applicable exchange rates were $1.33 per euro and $0.00033 per Belarusian ruble. For 2011, the applicable exchange rates were $1.40 per euro and $0.00021 per Belarusian ruble.
(4)	Mr. Robb provides services to the company in his capacity as a consultant. For 2010, this amount represented amounts of $262,688 and $300,000, which were intended to be a fixed consulting fee and a variable consulting fee, respectively, and were paid directly to his direct employer, Landmark Business Development Limited. For 2011, this amount was intended to be a fixed consulting fee and was paid directly to his direct employer, Landmark Business Development Limited.
(5)	For Mr. Fejes, this table represents the U.S. dollar equivalent of amounts earned in euros, Swiss francs and Hungarian forints. For 2010, the applicable exchange rates were $1.33 per euro, $0.96 per Swiss franc, and $0.0048 per Hungarian forint. For 2011, the applicable exchange rates were $1.40 per euro, $0.88 per Swiss franc, and $0.0050 per Hungarian forint.
(6)	Mr. Fejes provides services to the company partially in his capacity as a consultant and partially in his capacity as an employee. For 2010, the amount included under “All Other Compensation” represented amounts of $109,035 and $210,000, which were intended to be a fixed consulting fee and a variable consulting fee, respectively, and were paid directly to his direct employer, Redlodge Holdings Limited. For 2011, the amount of $114,350 included under “All Other Compensation” represented an amount intended to be a fixed consulting fee, which was paid directly to his direct employer, Redlodge Holdings Limited.
(7)	This amount represents the base salary that Ms. Mosier received in 2011. Her current annual base salary rate is $180,000, which reflects an increase from the $170,000 rate effective as of March 1, 2011.
(8)	This amount is pro-rated to reflect a partial year of service at the company, from March 1, 2010 to December 31, 2010. Ms. Mosier’s annualized salary for 2010 was $170,000.

2011 Grants of Plan-Based Awards

None of our NEOs received any equity grants in 2011.

Outstanding Equity Awards at December 31, 2011

The following table summarizes the number of shares of common stock underlying outstanding stock option awards for each NEO as of December 31, 2011.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Arkadiy Dobkin	—	—		—	—
Ilya Cantor	14,000	0		12.16	01/20/2016
	12,000	0		22.07	02/22/2017
	3,350	10,044	(2)	55.00	08/13/2020
Karl Robb	5,000	15,000	(2)	37.04	08/13/2020
Balazs Fejes	5,000	15,000	(2)	37.04	08/13/2020
Ginger Mosier	1,117	3,348	(2)	55.00	08/13/2020

(1)	Note that the information below does not reflect the for stock split.
(2)	The options vest in four equal installments, with 25% vesting on each of January 1, 2011, 2012, 2013 and 2014.

2011 Option Exercises and Stock Vested

None of our NEOs exercised stock options in 2011.

2011 Pension Benefits

We do not maintain any defined benefit pension plans, although, as discussed under “—Elements of Compensation—Retirement and Other Broad-based Employee Benefits,” we do make contributions to a pension plan for Mr. Fejes under Swiss law.

2011 Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments on Termination and Change in Control

None of our NEOs would have been entitled to receive any payments or benefits had his or her employment or service terminated or had we undergone a change in control, in each case on December 31, 2011. Mr. Dobkin’s employment agreement, which entitled him to certain payments and benefit on specified terminations of employment, expired on January 20, 2011. As noted above, however, the compensation committee has the discretion to accelerate the vesting of outstanding stock options under the 2006 Stock Option Plan on a change in control.

Employee Benefit Plans

Incentive Compensation Plans

We currently maintain our 2006 Stock Option Plan, or the 2006 Plan, pursuant to which we have awarded stock options to certain of our employees, including our NEOs. We also expect to adopt the EPAM Systems, Inc. 2012 Long Term Incentive Plan, or the 2012 Plan, which is described below and which will permit us to grant equity and cash-based incentive awards to our NEOs and other employees, consultants and service providers. As of the closing of this offering, no new awards are expected to be made under the 2006 Plan. In addition, the                  shares that will remain available for issuance under the 2006 Plan as of                     , the effective date of the 2012 Plan, will become available for issuance under the 2012 Plan, as will any shares that are subject to an option that was previously granted under the 2006 Plan and that expires unexercised, is forfeited, terminated or canceled, or is paid in cash in lieu of shares.

2006 Stock Option Plan

Shares Subject to the Plan. The 2006 Plan was adopted on May 31, 2006, and was amended on                     . As of January 9, 2012, options to purchase 834,173 shares of our common stock were outstanding under the 2006 Plan. No new awards are expected to be made under the 2006 Plan after the closing of this offering.

Stock Options. Nonqualified stock options have been granted under the 2006 Plan. The term of an option may not exceed ten years. After the termination of service of a recipient, other than for Cause or due to Retirement, Disability (in each case as defined in the 2006 Plan) or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 30 days following such termination (or for such longer period as the compensation committee in its sole discretion may determine), and all unvested options will terminate. However, in the event of a voluntary termination of employment (other than due to Retirement) or termination for Cause, the compensation committee in its discretion may provide for the outstanding vested options to be deemed “frozen” and not exercisable for the ten-day period immediately following the date of such termination so that the compensation committee (for employees who are executive officers) or us (for other employees) may decide whether to provide for the forfeiture of such vested options, except as would be prohibited by law. In the event of termination of service due to Retirement, Disability or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 90 days following such termination (or for such longer period as the compensation committee may in its discretion determine, including to comply with applicable laws), and all unvested options will terminate.

In the event of a Liquidation (as defined in our amended and restated certificate of incorporation), unvested options will automatically vest immediately prior to such Liquidation and vested options must be exercised by the participant immediately prior to such Liquidation or otherwise be deemed forfeited. In the event of a Reorganization Event (as defined in our amended and restated certificate of incorporation), in the sole discretion of our compensation committee, unvested options will automatically vest immediately prior to such Reorganization Event or be replaced with comparable options to purchase shares of the capital stock of the successor entity (or affiliate thereof), and vested options, in the sole discretion of the compensation committee, will either be required to be exercised immediately prior to such Reorganization Event or otherwise be deemed forfeited or be replaced with comparable options to purchase shares of the capital stock of the successor entity (or affiliate thereof) or be purchased by us or the successor entity (or affiliate thereof).

Adjustments; Corporate Transactions. In the event of certain changes in our corporate structure, including a stock dividend or split, recapitalization, merger, consolidation, spinoff, combination, exchange of shares or extraordinary dividend, our compensation committee will adjust the aggregate number of shares reserved for issuance under the 2006 Plan and the number, exercise price and, if applicable, type of shares underlying awards under the plan, in each case, as may be determined by our compensation committee in its sole discretion to be necessary to prevent dilution or enlargement of the benefits or potential benefits awarded or intended to be awarded under the plan. In the event of certain corporate transactions, including a sale or transfer of all or substantially all of our assets or intellectual property or a change in control, the compensation committee has the discretion to accelerate unvested stock options or substitute such options for an equivalent award in the successor company. The compensation committee also has the discretion to require vested stock options to be exercised immediately prior to such corporate transaction or to determine that such options will be substituted for an equivalent award in the successor company or that such options will be purchased by us or the successor company.

Amendment or Termination. Our board of directors has the authority to amend or terminate the 2006 Plan at any time, provided that stockholder approval is obtained if such approval is required by applicable tax or securities laws. We intend to terminate the 2006 Plan in connection with this offering, although outstanding awards will remain subject to the terms of the 2006 Plan.

2012 Long Term Incentive Plan and Awards

In connection with this offering, we expect to issue nonqualified stock options under the 2012 Plan to our senior employees. The following is a summary of the material terms of the 2012 Plan and the stock option awards that are expected to be granted to our NEOs. This summary is qualified in its entirety by reference to the 2012 Plan attached as Exhibit 10.12 to this registration statement. You are encouraged to read the full 2012 Plan.

2012 Plan

Purpose. The purpose of the 2012 Plan is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and those of our shareholders.

Plan Term. The 2012 Plan is scheduled to expire after ten years. However, to the extent permitted by the listing rules of the stock exchange on which we are listed, such ten-year term may be extended indefinitely. Also, the term will expire sooner if prior to end of the ten-year term or any extension period, the maximum number of our common shares available for issuance under the 2012 Plan has been issued or our board of directors terminates the 2012 Plan.

Authorized Shares and Award Limits. Subject to adjustment (as described below),                  shares of our common stock will be available for awards to be granted under the 2012 Plan (other than substitute awards; that is, awards that are granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by us or with which we combine). This will be in addition to              shares that, from the effective date of the 2012 Plan, will no longer be available for new awards under the 2006 Plan. In addition, up to              shares that are subject to outstanding awards under the 2006 Plan and that expire or terminate for any reason prior to exercise or that would otherwise return to the 2006 Plan’s share reserve will be available for awards to be granted under the 2012 Plan.

If an award (other than a substitute award) expires or is canceled or forfeited, the shares covered by such award will again be available for issuance under the 2012 Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes will also be available for future issuance under the 2012 Plan.

Administration. Our compensation committee or our board of directors will administer the 2012 Plan and has authority to:

•	designate participants;

•

determine the types of awards (including substitute awards) to grant, the number of shares to be covered by awards, the terms and conditions of awards, whether awards may be settled or exercised in cash, shares, other awards, other property or net settlement, the circumstances under which awards may be canceled, repurchased, forfeited or suspended, and whether awards may be deferred automatically or at the election of the holder or the committee;

•	interpret and administer the plan and any instrument or agreement relating to, or award made under, the plan;

•	establish, amend, suspend or waive rules and regulations and appoint agents; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the plan.

To the extent not inconsistent with applicable law, the compensation committee or our board of directors may delegate to a committee of one or more directors or to one or more of our officers the authority to grant awards under the plan.

Types of Awards. The 2012 Plan provides for grants of incentive and non-qualified stock options, SARs, restricted stock, RSUs, performance awards and other stock-based awards:

•

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by our compensation committee or our board of directors but may not be less than the closing price of a share of our common stock on the day prior to the grant date. Our compensation committee or our board of directors will determine the date on which each stock option becomes vested and exercisable and the expiration date of each option. The compensation committee or the board of directors may specify in an award agreement that an “in-the-money” option will be automatically exercised on its expiration date. However, no stock option will be exercisable more than ten years from the grant date, except that the compensation committee or the board of directors may provide in an award agreement for an extension of such ten-year term in the event the exercise of the option would be prohibited by law on the expiration date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

•

SARs. A SAR represents a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date. The per share exercise price of a SAR (except in the case of substitute awards) will be determined by our compensation committee or our board of directors but may not be less than the closing price of a share of our common stock on the day prior to the grant date. Our compensation committee or our board of directors will determine the date on which each SAR may be exercised or settled in whole or in part and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.

•	Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•	RSUs. An RSU represents a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

•

Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by our compensation committee or our board of directors. The performance conditions for awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code may include, but not be limited, to the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income or loss (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings or loss (including earnings or loss before taxes, before interest and taxes, or before earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; cash margin; year-end cash; debt reduction; shareholder equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; research and development achievements; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of us or our third-party manufacturer) and validation of manufacturing processes (whether our or our third-party manufacturer’s)); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of our equity or debt securities; factoring transactions; sales or licenses of our assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); and implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; and recruiting and maintaining personnel. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

•

Other Stock-Based Awards. Our compensation committee or our board of directors are authorized to grant other stock-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or that of our business units or any other factors that the committee designates.

Adjustments. In the event that our compensation committee and our board of directors determines that, as a result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase our shares or other securities, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2012 Plan, the committee or the board will adjust equitably any or all of:

•	the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate and individual limits under the 2012 Plan;

•	the number and type of shares or other securities subject to outstanding awards; and

•	the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

Termination of Service and Change in Control. Our compensation committee or our board of directors will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. The committee or the board of directors may set forth in the applicable award agreement the treatment of an award upon a change in control. In addition, in the case of a stock option or SAR, except as otherwise provided in the applicable award agreement, upon a change in control, a merger or consolidation, or any other event with respect to which the committee or the board deems it appropriate, the committee or the board may cancel the award in consideration of:

•	the full acceleration of the award and either:

•	a period of ten days to exercise the award; or

•	a payment in cash or other consideration in an amount equal to the intrinsic value of the cancelled award; or

•	a substitute award that preserves the intrinsic value of the cancelled award.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2012 Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our shares are principally traded. Our compensation committee or our board of directors may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder’s consent, except to the extent that such action is taken to cause the 2012 Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or to impose any “clawback” or recoupment provisions on any awards in accordance with the 2012 Plan.

In addition, our compensation committee or our board of directors may amend the 2012 Plan or create sub-plans in such manner as may be necessary to enable the plan to achieve its stated purposes in any jurisdiction in a tax efficient manner and in compliance with local rules and regulations. In the event of the dissolution or liquidation of our company, each award will terminate immediately prior to the consummation of such action, unless otherwise determined by our compensation committee or our board of directors. Subject to the adjustment provision summarized above, our compensation committee or our board of directors may not directly or indirectly, through cancellation or regrant or any other method, reduce, or have the effect of reducing, the exercise price of any award established at the time of grant without approval of our shareholders.

U.S. Federal Income Tax Consequences.

Non-Qualified Stock Options. A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Internal Revenue Code. A participant will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she will recognize taxable ordinary income equal to the excess of the fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. We generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes. When the participant sells the shares acquired on exercise, the participant will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares.

Incentive Stock Options. An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code. A participant will not have taxable income when granted an incentive stock option or when exercising the option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares will be taxable as long-term capital gain. We will not be entitled to any corresponding tax deduction.

If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes. If a participant exercises an incentive stock option more than three months after the participant’s employment or service with us terminates, the option will be treated as a non-qualified stock option for federal income tax purposes. If the participant is disabled and terminates employment or service because of his or her disability, the three-month period is extended to one year. The three-month period does not apply in the case of the participant’s death.

IPO Awards Granted in Connection with This Offering

In connection with the closing of this offering, we expect to grant service-vesting nonqualified stock options to our senior employees, including our NEOs, in the aggregate amount of $               pursuant to awards issued under the 2012 Plan. The number of stock options that will be subject to each grant will be determined by dividing the dollar value of the grant by the value of one stock option as of the grant date, as determined by our compensation committee or our board of directors in good faith using the Black-Scholes option valuation model (see Note 13 to the consolidated financial statements for further information). The following table sets forth the total dollar value and exercise price of the nonqualified stock options that the following NEOs are expected to receive in connection with the closing of this offering:

Name	Value of Grant ($)	Exercise Price ($)

The following terms are expected to apply if our NEOs receive stock options grants in connection with the closing of this offering. The stock options will vest 25% on each of the first four anniversaries of the grant date and will expire on the tenth anniversary of the grant date. The options are not transferable prior to exercise, other than by laws of descent or distribution or in connection with any award transfer program adopted by us. After exercise, the shares are transferable subject to any applicable lock up agreement and securities laws.

If an NEO’s employment or service terminates due to death or Disability (see definition below), unless otherwise determined by our compensation committee or our board of directors in its sole discretion, unvested stock options covered by this grant will be forfeited, and vested options will remain exercisable for one year following such termination. If an NEO’s employment or service is terminated by us for Cause (see definition below), unexercised options covered by this grant, whether vested or unvested, will be forfeited. If an NEO’s employment or service is terminated by us without Cause or by the NEO for Good Reason (see definition below) on or within two years after a Change in Control (see definition below), any unvested options will vest, and the options will remain exercisable for 90 days. If an NEO’s employment or service is terminated for any other reason, unless otherwise determined by our compensation committee or our board of directors in its sole discretion, unvested options will be forfeited, and vested options will remain exercisable for 90 days.

“Disability” generally means “Disability” as defined in the executive’s employment or consulting agreement or, if not so defined, except as otherwise provided in the applicable award agreement:

•

a permanent and total disability that entitles the executive to disability income payments under any long-term disability plan or policy provided by us under which the executive is covered, as such plan or policy is then in effect; or

•

if the executive is not covered under a long-term disability plan or policy provided by us at such time for whatever reason, then “Disability” means a “permanent and total disability” as defined in Section 22(e)(3) of the Internal Revenue Code and, in this case, the existence of any such Disability will be certified by a physician acceptable to us.

“Cause” generally means our good faith determination of the executive’s:

•	willful material breach or habitual neglect of the executive’s duties or obligations in connection with the executive’s employment or service,

•

having engaged in willful misconduct, gross negligence or a breach of fiduciary duty, or the executive’s willful material breach of his or her duties to the company or under his or her employment or consulting agreement, if applicable, or of any of our policies;

•

having been convicted of, or having entered a plea bargain or settlement admitting guilt for, a felony or any other criminal offense involving moral turpitude, fraud or, in the course of the performance of the executive’s service to the company, material dishonesty;

•	unlawful use or possession of illegal drugs on our premises or while performing his or her duties and responsibilities; or

•	commission of an act of fraud, embezzlement or material misappropriation, in each case, against us or any of our affiliates.

In the case of the executive’s willful breach or habitual neglect of his or her duties or obligations, willful misconduct, gross negligence or a breach of fiduciary duty, or the executive’s willful breach of his or her employment or consulting agreement or any of our policies, we will provide the executive with written notice specifying the circumstances alleged to constitute Cause, and, if possible, the executive will have 30 days following receipt of such notice to cure such circumstances.

“Good Reason” generally means “Good Reason” as defined in the executive’s employment or consulting agreement, if any, or if not so defined, the occurrence of any of the following events, in each case without the executive’s consent:

•	a reduction in the executive’s base compensation and cash incentive opportunity, other than any such reduction that applies generally to similarly situated employees or executives;

•	relocation of the geographic location of the executive’s principal place of employment or service by more than 50 miles from his or her principal place of employment or service; or

•	a material reduction in the executive’s title, duties, responsibilities or authority;

In each case, the executive must provide us with written notice specifying the circumstances alleged to constitute Good Reason within 90 days following the first occurrence of such circumstances, and if possible, we will have 30 days following receipt of such notice to cure such circumstances. If we have not cured such circumstances within such 30-day period, the executive must terminate his or her employment or service not later than 60 days after the end of such 30-day period.

“Change in Control” generally means the occurrence any one or more of the following events:

•	the acquisition of 50% or more of the combined voting power of our outstanding securities entitled to vote generally in the election of directors;

•	the replacement of the majority of our directors during any 24-month period (other than by directors approved by at least a majority of our remaining directors); or

•	the consummation of

•

our or any of our subsidiaries’ merger or consolidation with any other corporation or entity (unless our or our subsidiary’s voting securities outstanding immediately prior to such transaction continue to represent at least 50% of the combined voting power and total fair market value of the securities of our company or of the surviving entity or its ultimate parent outstanding immediately after such merger or consolidation); or

•

any sale, lease, exchange or other transfer to any person (other than our affiliate) of our assets and/or assets of any of our subsidiaries, in one transaction or a series of related transactions, having an aggregate fair market value of more than 50% of the fair market value of our company and our subsidiaries immediately prior to such transaction or transactions, but only to the extent that, in connection with such transaction or transactions or within a reasonable period thereafter, our stockholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of the fair market value of our company immediately prior to such transaction or transactions.

2011 Director Compensation

The following table lists the individuals who served as our non-employee directors during 2011. None of our non-employee directors earned any cash or equity-based compensation for their services on our board during 2011. See “Management—Board Structure and Compensation of Directors” for a discussion of how we expect to compensate our non-employee directors after this offering. We have not compensated and do not expect to compensate our employee directors for their service on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Drew Guff	—	—	—	—	—	—	—
Donald Spencer	—	—	—	—	—	—	—
Ross Goodhart	—	—	—	—	—	—	—

EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan

We expect to adopt the EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan, or the 2012 Directors Plan, which will allow us to grant stock options, restricted stock, RSUs and other equity-based awards to our non-employee directors. The purpose of the 2012 Directors Plan is to attract and retain the services of our experienced non-employee directors.

Plan Term. The 2012 Directors Plan will expire after ten years (unless such term is extended in accordance with the terms of the plan). However, the term will expire sooner if prior to that date the maximum number of our common shares available for issuance under the 2012 Directors Plan has been issued or our board of directors terminates the plan.

Authorized Shares. Subject to adjustment as described below,              shares of our common stock will be available for awards to be granted under the 2012 Directors Plan.

Administration. Our board of directors will administer the 2012 Directors Plan and has authority to select individuals to whom awards are granted, determine the types of awards that will be granted and the number of shares underlying such awards and interpret and administer the plan and any instrument or agreement relating to, or award made under, the plan.

Eligibility. Each member of our board of directors who is not our employee is eligible to receive awards under the 2012 Directors Plan independence standards.

Adjustments. In the event that the board of directors determines that, as a result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase our shares or other securities, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2012 Directors Plan, the board will adjust equitably any or all of:

•	the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate number of shares available for award under the plan;

•	the number and type of shares or other securities subject to outstanding awards; and

•	the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

Automatic Grants. The board of directors may institute, by resolution, automatic award grants to new and to continuing members of the board of directors, and determine the number and type of such awards, the terms and conditions of such awards and the criteria for the grant of such awards. Beginning at our first Annual Meeting of Shareholders as a public company and at each Annual Meeting of Shareholders thereafter, each director who is to continue in service following such meeting is expected to receive an award of restricted shares of our common stock, with the number of such restricted shares determined by dividing $75,000 by the closing price of a share on the day prior to the grant date, with any fractional restricted share rounded up to the nearest whole share. Each director who joins our board of directors is expected to receive an initial award of restricted shares of our common stock, with the number of such restricted shares determined by dividing $100,000 by the closing price of a share of our common stock on the day prior to the grant date, with each fractional restricted share of our common stock rounded up to the nearest whole share.

Retainers. The board of directors is authorized, subject to limitations under applicable law, to grant annual cash retainers to non-employee directors for service as a member of the board or a committee of the board or as chair or lead director of the board or any such committee. These retainers may be received in shares of our common stock at the election of the directors. Any shares delivered to a non-employee director pursuant to this election will not count against the share availability under the 2012 Directors Plan.

Vesting and Settlement. Each initial award, annual award and prorated award, if applicable, will vest and settle pursuant to the terms of the applicable award agreement.

Termination of Service and Change in Control. The board of directors may provide in any award agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an award may be exercised, settled, vested, paid or forfeited in the event of a director’s termination of service from the board of directors or a change in control prior to exercise or settlement of such award.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the 2012 Directors Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our common shares are principally traded or by applicable law. Our board of directors may also amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder’s consent, except to the extent that such action is taken to cause the 2012 Directors Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

RELATED PARTY TRANSACTIONS

Our Related Person Transaction Policy

Prior to this offering, our board of directors has not adopted a formal written policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Our board of directors will adopt a written policy with respect to related party transactions prior to the consummation of this offering.

Under such related person transaction policy, a “Related Person Transaction” will be any transaction, arrangement or relationship involving us in which a Related Person has a direct material interest. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock and any immediate family member of any of the foregoing persons.

Pursuant to such related person transaction policy, any Related Person Transaction, including any arrangement or transaction existing on the date of this offering that is expected to continue in the future, must be approved or ratified by our board of directors or a designated committee thereof consisting solely of independent directors. In determining whether to approve or ratify a transaction with a Related Person, our board of directors or the designated committee of independent directors will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the Related Person’s direct or indirect interest, and the actual or apparent conflict of interest of the Related Person. Our board of directors or the designated committee of independent directors will not approve or ratify a Related Person Transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, the best interests of us and our shareholders.

Below are historical transactions with Related Persons that we believe will continue in the future, subject to our related person transaction policy and subject to approval or ratification by our board of directors or a designated committee thereof consisting solely of independent directors. Our board of directors approved such transactions at the time they were entered into and we believe that each of these transactions were in the best interests of us and our shareholders at the time they were entered into.

Registration Rights Agreements

Under the terms of the Amended and Restated Registration Rights Agreement dated February 19, 2008 with our Series A-1 and Series A-2 preferred stockholders and certain common stockholders and the Registration Rights Agreement dated April 26, 2010 with our Series A-3 preferred stockholders, referred to together as the Registration Rights Agreements, our preferred stockholders and certain common stockholders, including Arkadiy Dobkin, Karl Robb and Balazs Fejes, are each entitled to certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                     , 2011, by:

•	each selling stockholder;

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares of common stock issuable pursuant to stock options that are exercisable within 60 days of                     , 2011. Shares of common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by the selling stockholders and              shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on              shares of common stock outstanding as of                     , 2011, and              shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address for each listed stockholder is: c/o EPAM Systems, Inc., 41 University Drive, Suite 202, Newtown, Pennsylvania 18940. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. To our knowledge, except as indicated in the footnotes to this table, the shares of common stock owned by our directors and executive officers are not pledged to secure obligations owed to others.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Offered	Number	Percent
Named Executive Officers and Directors
Arkadiy Dobkin
Karl Robb
Ilya Cantor
Balazs Fejes (2)
Ginger Mosier
Andrew J. Guff (3)
Donald P. Spencer (3)
Ross Goodhart
All executive officers and directors as a group (8 people)
5% Stockholders
Russia Partners II, LP (3)
Russia Partners II EPAM Fund, LP (3)
Rainmeadow Holdings Limited (4)
Da Vinci CIS Private Sector Growth Fund Limited (5)
Leonid Lozner

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Includes shares of common stock owned by Redlodge Holdings Limited. Mr. Fejes, as a director of Redlodge Holdings Limited, may be deemed to have voting and dispositive control over the shares of our common stock held by Redlodge Holdings Limited. The address of Redlodge Holdings Limited is 229 Arch. Makarios III Avenue, Meliza Court, 4th Floor, 3105 Limassol, Cyprus.
(3)	Includes (i) shares of common stock owned by Russia Partners II, LP (“RP II”); (ii) shares of common stock owned by Russia Partners II EPAM Fund, LP (“RP II EPAM”); (iii) shares of common stock owned by Russia Partners II EPAM Fund B, LP (“RP II EPAM B”) and (iv) shares of common stock owned by Russia Partners III, LP (“RP III” and collectively with RP II, RP II EPAM and RP II EPAM B, the “Siguler Guff Holders”). Russia Partners Capital II M, LLC is the general partner of RP II, Russia Partners Capital II E, LLC is the general partner of RP II EPAM and of RP II EPAM B, and Russia Partners Capital II, LLC is the general partner of RP III. Andrew J. Guff and Donald P. Spencer are the managing directors of each of Russia Partners Capital II M, LLC, Russia Partners Capital II E, LLC and Russia Partners Capital III, LLC and may be deemed to have voting and investment control over the shares of our common stock held by the Siguler Guff Holders. Each of Russia Partners Capital II M, LLC, Russia Partners Capital II E, LLC, Russia Partners Capital III, LLC and Messrs. Guff and Spencer disclaims beneficial ownership of any shares of our common stock owned of record by the Siguler Guff Holders, except to the extent of any pecuniary interest therein. The address of each of the Siguler Guff Holders, Russia Partners Capital II M, LLC, Russia Partners Capital II E, LLC, Russia Partners Capital III, LLC and Messrs. Guff and Spencer is c/o Siguler Guff & Company, LP, 825 Third Avenue, 10th Floor, New York, NY 10022.
(4)	Rainmeadow Holdings Limited is a wholly-owned subsidiary of VTB Capital PE Investment Holding (Cyprus) Limited (“VTBC PE Investment”). VTBC PE Investment is a wholly-owned subsidiary of VTB Capital Private Equity Holding AG (“VTBC Private Equity”). VTBC Private Equity is a wholly-owned subsidiary of CJSC VTB Capital Holding and CJSC VTB Capital Holding is a wholly-owned subsidiary of JSC VTB Bank and is part of the VTB Capital group (“VTB Capital”), a group of affiliated entities all controlled by JSC VTB Bank. Voting and investment decisions over our shares of common stock owned by Rainmeadow Holdings Limited is subject to approval by several investment and risk management committees of VTB Capital, and carried out by Yuri Soloviev and Svetlana Fedorenko, directors of VTBC Private Equity, making recommendations to the directors of Rainmeadow Holdings Limited, currently Harris Demetriadis and Demetrios Demetriades. Each of Yuri Soloviev, Svetlana Fedorenko, Harris Demetriadis and Demetrios Demetriades disclaims beneficial ownership of our shares of common stock owned by Rainmeadow Holdings Limited in their individual capacities. The address of VTBC Private Equity Holding, Mr. Soloviev and Mrs. Fedorenko is c/o VTB Capital Private Equity Holding AG, 4 Lindenstrasse, 6340 Baar, Switzerland and the address of Rainmeadow Holdings Limited is Thasou, 3, Dadlow House, P.C. 1520, Nicosia, Cyprus.
(5)	Includes shares of common stock owned by Da Vinci CIS Private Sector Growth Fund Limited (“PSGF”). Messrs. David Allison, David Clark, and David Fisher, as the directors of PSGF, may be deemed to have voting and dispositive control over the shares of our common stock held by PSGF. Each of Messrs. Allison, Clark and Fisher disclaim beneficial ownership of any shares of our common stock owned of record by PSGF, except to the extent of any pecuniary interest therein. The address of PSGF is Martello Court, Admiral Park, St Peter Port, Guernsey, GY1 3HB.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our third amended and restated certificate of incorporation and our amended and restated bylaws as will be in effect immediately prior to the closing of this offering and relevant actions of the Delaware Government Corporate Law (the “DGCL”). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our third amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following completion of this offering, our authorized capital stock will consist of         shares of common stock, par value $.001 per share, and          shares of preferred stock, par value $.001 per share.

Common Stock

As of September 30, 2011, there were         shares of common stock outstanding, which were held of record by        stockholders. There will be         shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

The holders of common stock are entitled to one vote per share on all matters which stockholders generally are entitled to vote, except on matters relating solely to terms of preferred stock. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

In the event of liquidation, dissolution or winding up of EPAM, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

In connection with this offering all of our outstanding shares of preferred stock will be converted into shares of common stock. Following this offering, our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of EPAM without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, EPAM has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between 3 and 9 directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our directors. Our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

Limits on Written Consents

Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

Stockholder Meetings

Special meetings of the stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by a majority of the whole board, subject to the rights of the holders of any series of preferred stock.

Amendments to Our Governing Documents

Generally, the amendment of our certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. However, certain material amendments (including amendments with respect to provisions governing board composition, actions by written consent, and special meetings) require the approval of at least 66 2/3% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our bylaws requires the approval of either a majority of our board of directors or approval of at least 66 2/3% of the votes entitled to be cast by the holders of our outstanding capital stock in elections of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Limitation of Liability of Directors and Officers

Our third amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our certificate of incorporation provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration Rights

After the completion of this offering, holders of approximately             shares of our common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, pursuant to the terms of the Registration Rights Agreements between us and the holders of these securities. Subject to limitations specified in such agreements, these registration rights include:

Demand registration rights.    At any time following the completion of this offering, holders of a majority of our registrable preferred securities, that will convert into our common stock, subject to each of the Registration Rights Agreements can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. In addition, if certain holders party to the Registration Rights Agreements did not participate in this offering, such holders can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. We are only obligated to register the registrable securities on three occasions, however our board may, in its good faith judgment, defer any filing for 90 days (which deferral may not be used more than once in any 12-month period). Furthermore, at any time, the holders of the registrable securities held by parties to the Registration Rights Agreements can require us to file with the SEC and cause to be declared effective (if we are eligible) a short-form registration statement on Form S-3 covering the resale of all or any portion of shares of registrable securities held by such persons, except if we have already effected two registration statements on Form S-3 in that year, if the anticipated gross proceeds of such offering and registration would not exceed $1 million or if Form S-3 is not available to us.

Piggyback registration rights.    After the completion of this offering, if we register any of our securities under the Securities Act for sale to the public, either for our own account or for the account of other security holders or both, the holders of shares of registrable securities party to the Registration Rights Agreements are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration.

Limitations and expenses.    With specified exceptions, a stockholder’s right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of legal counsel for us and for the selling stockholders, but excluding underwriters’ discounts and commissions.

All registration rights for a holder under the Registration Rights Agreements terminate on the date after the completion of this offering when all such holder’s registrable securities can be resold pursuant to Rule 144(b)(1) of the Securities Act. Furthermore, as a result of the transfer restrictions described under “Shares Eligible for Future Sale—Lock-up Agreements,” the earliest that holders may exercise these rights is 181 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Delaware Business Combination Statute

We will be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions, which our stockholders may otherwise deem to be in their best interests.

Listing

We have applied to list the common stock on the NYSE under the symbol “EPAM.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, the company does not currently expect to pay dividends. In the event that the company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. Additional certification requirements apply if a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person (as defined in the Code) unless an applicable treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•

the company is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding, with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. IRS guidance released in July 2011 indicates that, under future regulations, this withholding will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2015. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, may adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, based on our shares outstanding as of September 30, 2011, we will have              shares of common stock outstanding assuming the exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of September 30, 2011, except for              shares of common stock to be issued and sold in this offering upon the exercise of vested stock options. Of these shares, the              shares, or          shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares of common stock purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. As a result of the contractual 180-day lockup period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus
Between 90 and 180 days (subject to extension) from the date of this prospectus
At various times after 180 days from the date of this prospectus (subject, in some cases to volume limitations)

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares outstanding immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock; and

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-

affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares of common stock 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares of common stock acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, and subject to lock-up agreements entered into in connection with this offering as described under “—Lock-up Agreements,” the holders of approximately             shares of common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, under the terms of the Registration Rights Agreements between us and the holders of these securities. These registration rights are described in “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares of common stock purchased by affiliates.

Stock Options

As of September 30, 2011, options to purchase a total of             shares of common stock were outstanding.                  of the shares of common stock subject to options are subject to lock-up agreements. An additional             shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our long-term incentive plans. Subject to Rule 144 volume limitations applicable to affiliates, shares of common stock registered under any registration statements will be available for sale in the open market, except to the extent that the shares of common stock are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, the selling stockholders, our officers and directors and certain other stockholders who hold an aggregate of approximately              shares of our common stock have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described under the section captioned “Underwriting.”

Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. have advised us that they have no present intent or arrangement to release any shares of common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares of common stock subject to a lock-up, Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares of common stock requesting the release is an officer, director or other affiliate of ours.

Certain stockholders have also agreed, pursuant to the Registration Rights Agreements and subject to certain exceptions, not to sell or dispose of any common stock during the period ending 180 days after the date of this prospectus without our prior written consent. We expect that an aggregate of            shares of our common stock will be locked up pursuant to the lockup agreement and the Registration Rights Agreements, representing approximately       % of the outstanding shares of our common stock.

In addition, certain optionholders have agreed, subject to certain exceptions, that without our prior written consent, they will not, during the period ending 180 days after the date of this prospectus sell or dispose of any options.

We may release any of the securities subject to these lock-up agreements at any time without notice, but have no present intent or arrangement to release any shares of common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any securities subject to a lock-up, we would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lockup expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares of common stock requesting the release is an officer, director or other affiliate of ours.

UNDERWRITING

Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital Inc. and Renaissance Securities (Cyprus) Limited are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Barclays Capital Inc.
Renaissance Securities (Cyprus) Limited(1)
Stifel, Nicolaus & Company, Incorporated
Cowen and Company, LLC
Total

(1)	Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer. Any offers and sales of shares of our common stock by Renaissance Securities (Cyprus) Limited in the United States or to U.S. persons will be effected by or through its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., or another SEC-registered broker-dealer, acting as a selling agent in accordance with applicable U.S. securities laws.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares of common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, the selling stockholders, certain of our employees and our other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the

180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for the shares of common stock is expected to be determined by negotiations among us, the selling stockholders and the representatives. Among the factors expected to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the NYSE under the symbol “EPAM”.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by EPAM Systems, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares of common stock in an amount up to the number of shares of common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of common stock in an amount in excess of the number of shares of common stock represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares of common stock either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares of common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of common stock. They may also cause the price of the shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Russia

This prospectus is only being distributed in Russia to “qualified investors” (as defined by the Russian Securities Law). The information in this prospectus may not be passed on to third parties or otherwise made publicly available in the Russian Federation. The common stock to which this prospectus relates and this prospectus itself have not been and will not be registered with the Russian Federal Service for Financial Markets and are not intended for placement or public circulation in the Russian Federation. The common stock will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

Notice to Prospective Investors in Ukraine

Under Ukrainian law, the shares of common stock are securities of a foreign issuer. The shares of common stock are not eligible for initial offering and public circulation in Ukraine. Neither the issue of the shares of common stock nor a prospectus in respect of the shares of common stock has been, or is intended to be, registered with the State Commission on Securities and Stock Market of Ukraine. The information provided in this document is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the shares of common stock in Ukraine.

Notice to Prospective Investors in Chile

Neither we nor the shares of common stock have been registered with the Superintendencia de Valores y Seguros pursuant to Law No. 18.045, the ley de Mercado de Valores, and regulations thereunder. This prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, the shares of common stock in the Republic of Chile, other than to individually identified buyers pursuant to a private offering within the meaning of Article 4 of the Ley de Mercado de Valores (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).”

Notice to Prospective Investors in Brazil

The offering will not be carried out by any means that would constitute a public offering in Brazil under Law 6385, of December 7, 1976, as amended, and under CVM Rule (instrução) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the shares of common stock have not been and will not be registered with the Brazilian Securities Commission — Comissão de Valores Mobiliarios — CVM. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the new units in Brazil is not legal without such prior registration. Documents relating to the offering of the shares of common stock, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the shares of common stock is not a public offering of securities in Brazil, nor may they be used in connection with any offer for subscription or sale of the shares of common stock to the public in Brazil. The underwriters have agreed to offer or sell the nor the shares of common stock in Brazil only under circumstances which do not constitute a public offering of securities under Brazilian laws and regulations.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of common stock offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of common stock, debentures and units of shares of common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares of common stock, debentures and units of shares of common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Kuwait

The shares of common stock have not been licensed for offering in Kuwait by the Capital Markets Authority. The offering of the shares of common stock in Kuwait on the basis of a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith. No private or public offering of the shares of common stock are being made in Kuwait, and no agreement relating to the sale of the shares of common stock will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the shares of common stock in Kuwait.

With regard to the contents of this document we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of shares of common stock and other securities before making an investment decision.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained in this prospectus is made on an exclusive basis to the specifically intended recipient of the same, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in the United Arab Emirates

The company has not been approved or licensed by the Emirates Securities and Commodities Authority, the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The shares of common stock may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

Notice to Prospective Investors in China

The shares of common stock may not be offered or sold directly or indirectly to the public in the People’s Republic of China (“China”) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the shares of common stock, may be supplied to the public in China or used in connection with any offer for the subscription or sale of shares of common stock to the public in China. The shares of common stock may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for EPAM Systems, Inc. by Davis Polk & Wardwell LLP, New York, New York. Certain matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of EPAM Systems, Inc. as of December 31, 2010 and 2009 and for the three years ended December 31, 2010 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We maintain a website at http://www.epam.com. Our website and the information accessible through our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EPAM Systems, Inc.

Newtown, PA

We have audited the accompanying consolidated balance sheets of EPAM Systems, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in redeemable preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EPAM Systems, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, PA

June 10, 2011

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$54,004	$52,927
Accounts receivable, net of allowance of $1,671 in 2010 and $2,982 in 2009	41,488	27,450
Unbilled revenues, net of allowance $0 in 2010 and $264 in 2009	23,883	13,952
Prepaid and other current assets	5,750	3,028
Deferred tax assets, current	3,122	1,362

Total current assets	128,247	98,719
Property and equipment, net	25,338	23,053
Restricted cash	2,438	373
Intangible assets, net	2,023	2,728
Goodwill	10,032	9,222
Deferred tax assets, long-term	2,294	1,160
Other long-term assets	486	152

Total assets	$170,858	$135,407

Liabilities
Current liabilities
Accounts payable	$2,001	$4,127
Accrued expenses	15,031	4,928
Deferred revenue	5,151	4,417
Due to employees	5,685	3,229
Revolving line of credit	–	7,000
Taxes payable	7,528	6,148
Deferred tax liabilities, current	331	213

Total current liabilities	35,727	30,062
Deferred tax liabilities, long-term	173	134

Total liabilities	35,900	30,196

Commitments and Contingencies (Note 15)
Preferred stock, $.001 par value; 5,000,000 authorized; 2,054,935 and 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009; $.001 par value 945,114 authorized, 384,804 and 675,081 Series A-2 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009	68,377	87,413
Puttable common stock, $.001 par value, 7,112 and 21,414 shares issued and outstanding at December 31, 2010 and 2009	332	1,264
Stockholders’ equity
Common stock, $.001 par value; 20,000,000 authorized; 2,351,264 and 2,337,723 shares issued; 2,131,801 and 2,132,563 shares outstanding at December 31, 2010 and 2009, respectively	2	2
Preferred stock, $.001 par value; 290,277 and 0 authorized Series A-3 convertible preferred stock issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Additional paid-in capital	36,765	12,597
Retained earnings	47,718	20,842
Treasury stock	(15,972)	(15,040)
Accumulated other comprehensive loss	(2,264)	(1,867)

Total stockholders’ equity	66,249	16,534

Total liabilities and stockholders’ equity	$170,858	$135,407

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2010	2009	2008
	(in thousands, except per share data)
Revenues	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	132,528	88,027	91,205
Selling, general and administrative expenses	47,635	39,248	53,913
Depreciation and amortization expense	6,242	5,618	4,889
Other operating expenses, net	2,629	1,064	400

Income from operations	32,790	15,982	10,225
Interest income	562	227	1,474
Interest expense	(76)	(185)	(129)
Foreign exchange (loss)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	31,095	14,407	7,751
Provision for income taxes	2,787	879	3,701

Net income	$28,308	$13,528	$4,050

Accretion of preferred stock	(1,432)	(4,423)	(3,941)
Net income allocated to participating securities	(17,984)	(5,201)	(63)
Effect on income available from redemption of preferred stock	5,418	—	—

Net income available for common stockholders	14,310	3,904	46

Net income per share of common stock:
Basic (common)	$6.71	$1.87	$0.02
Basic (puttable common)	$6.71	$1.87	$0.02
Diluted (common)	$6.34	$1.79	$0.02
Diluted (puttable common)	$6.34	$1.79	$0.02
Shares used in calculation of net income per share of common stock:
Basic (common)	2,132	2,090	2,006
Basic (puttable common)	18	19	14
Diluted (common)	2,414	2,309	2,247
Diluted (puttable common)	18	19	14
Pro forma net income per share of common stock:
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock:
Basic
Diluted

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2007	2,054,935	$31,448	10,468	$613	2,176,182	$2	—	$—	$5,842	$11,628	$—	$1,457	$18,929
Sale of Series A-2 convertible redeemable preferred stock (Note 12)	675,081	47,601	—	—	—	—	—	—	—	—	—	—	—
Accretion of A-1 preferred stock to redemption value	—	3,941	—	—	—	—	—	—	—	(3,941)	—	—	(3,941)
Issuance of common stock	—	—	—	—	1,587	—	—	—	18	—	—	—	18
Purchase of common stock	—	—	—	—	(195,773)	—	—	—	—	—	(14,500)	—	(14,500)
Stock issued in connection with acquisition of Plus Micro	—	—	4,208	313	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	1,200	117	65,317	—	—	—	2,680	—	—	—	2,680
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(3,138)	(3,138)	(3,138)
Net income	—	—	—	—	—	—	—	—	—	4,050	—	—	4,050	4,050

Balance, December 31, 2008	2,730,016	82,990	15,876	1,043	2,047,313	2	—	—	8,540	11,737	(14,500)	(1,681)	4,098	912
Accretion of A-1 convertible redeemable preferred stock to redemption value	—	4,423	—	—	—	—	—	—	—	(4,423)	—	—	(4,423)
Purchase of common stock	—	—	—	—	(9,387)	—	—	—	—	—	(540)	—	(540)
Stock issued in connection with acquisition of Rodmon	—	—	4,848	200	40,395	—	—	—	1,667	—	—	—	1,667
Stock issued in connection with acquisition of Plus Micro	—	—	690	21	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	54,242	—	—	—	2,390	—	—	—	2,390
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(186)	(186)	(186)
Net income	—	—	—	—	—	—	—	—	—	13,528	—	—	13,528	13,528

Balance, December 31, 2009	2,730,016	87,413	21,414	1,264	2,132,563	2	—	—	12,597	20,842	(15,040)	(1,867)	16,534	13,342

(Continued)

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (CONT’D)

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2009	2,730,016	87,413	21,414	1,264	2,132,563	2	—	—	12,597	20,842	(15,040)	(1,867)	16,534
Repurchase and retirement of Series A-2 convertible redeemable preferred stock	(290,277)	(20,468)	—	—	—	—	—	—	5,418	—	—	—	5,418
Issue of Series A-3 convertible preferred stock	—	—	—	—	—	—	290,277	—	14,971	—	—	—	14,971
Accretion of A-1 preferred stock to redemption value	—	1,432	—	—	—	—	—	—	—	(1,432)	—	—	(1,432)
Purchase of common stock (Note 12)	—	—	—	—	—	—	—	—	—	—	(6,392)	—	(6,392)
Net proceeds from sale of common stock (Note 12)	—	—	—	—	—	—	—	—	(58)	—	6,392	—	6,334
Purchase of puttable stock (Note 12)	—	—	(14,302)	(932)	—	—	—	—	932	—	(932)	—	—
Adjustment of shares issued in connection with acquisition of Rodmon	—	—	—	—	(1,462)	—	—	—	(60)	—	—		(60)
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,939	—	—	—	2,939
Proceeds from stock options exercise	—	—	—	—	700	—	—	—	26	—	—	—	26
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(397)	(397)	(397)
Net income	—	—	—	—	—	—	—	—	—	28,308	—	—	28,308	28,308

Balance, December 31, 2010	2,439,739	68,377	7,112	332	2,131,801	2	290,277	—	36,765	47,718	(15,972)	(2,264)	66,249	27,911

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009	2008
	(in thousands)
Cash flows from operating activities:
Net Income	$28,308	$13,528	$4,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,242	5,618	4,889
Bad debt expense	202	1,702	4,820
Deferred taxes	(2,704)	(2,671)	1,372
Stock-based compensation	2,939	2,411	2,797
(Gain)/loss on asset disposals	(7)	162	—
Non-cash write offs	(41)	707	—
Other	383	1,409	1,748
Change in operating assets and liabilities (net of effects of acquisitions):
(Increase)/decrease in:
Accounts receivable	(13,791)	(2,240)	(3,972)
Unbilled revenues	(10,653)	(2,621)	(7,667)
Prepaid expenses and other assets	(2,253)	653	(456)
Increase (decrease) in:
Accounts payable	(2,646)	1,536	(1,708)
Accrued expenses	10,065	(2,196)	(3,846)
Deferred revenue	209	3,428	(3,605)
Due to employees	2,545	1,622	1,430
Taxes payable	1,675	3,064	(982)

Net cash provided by/(used in) operating activities	20,473	26,112	(1,130)

Cash flows from investing activities:
Purchases of property and equipment	(8,365)	(1,049)	(9,842)
Payment for construction of building in Minsk	—	(8,447)	(7,749)
(Increase)/decrease in restricted cash and other long-term assets, net	(2,049)	466	(571)
Acquisition of businesses, net of cash acquired	(412)	—	(1,170)

Net cash (used in) investing activities	(10,826)	(9,030)	(19,332)

Cash flows from financing activities:
Purchase of treasury stock	(7,324)	(540)	(14,500)
Proceeds from sale of treasury stock, net of costs	6,334		47,601
Repurchase of Series A-2 convertible redeemable preferred stock	(15,050)	—	18
Proceeds from issue of Series A-3 convertible preferred stock, net of costs	14,971
Proceeds related to line of credit	—	7,000	—
Repayment related to line of credit	(7,000)	—	(6,903)
Other	26	—	100

Net cash (used in)/provided by financing activities	(8,043)	6,460	26,316

Effect of exchange-rate changes on cash and cash equivalents	(527)	(1,273)	(1,691)

Net increase in cash and cash equivalents	1,077	22,269	4,163
Cash and cash equivalents, beginning of year–January 1	52,927	30,658	26,495

Cash and cash equivalents, end of year	$54,004	$52,927	$30,658

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$5,577	$1,233	$5,083
Bank interest	101	185	123

Summary of non-cash investing and financing transactions:

•	Common stock issued in connection with acquisitions was $0 in 2010, $1,867 in 2009, and $313 in 2008.

•	Accretion of Series A-1 convertible redeemable preferred stock was $1,432 in 2010, $4,423 in 2009 and $3,941 in 2008.

The accompanying notes are an integral part of the consolidated financial statements.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

EPAM Systems, Inc. (the Company or EPAM) is a global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions with delivery centers throughout central and eastern Europe. The Company provides these solutions to primarily Fortune Global 2000 companies in multiple verticals, including independent software vendors (ISVs) and technology, banking and financial services, business information and media, travel and hospitality and retail and consumer.

Since EPAM’s inception in 1993, the Company has focused on providing software product development services, software engineering and vertically-oriented custom development solutions through its global delivery model. This has served as a foundation for the Company’s other solutions, including custom application development, application testing, platform-based solutions, application maintenance and support, and infrastructure management.

The Company is incorporated in Delaware with headquarters in Newtown, PA, with multiple delivery centers located in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland, and client management locations in the United States, United Kingdom, Germany, Sweden, Switzerland, Russia and Kazakhstan.

Principles of Consolidation — The consolidated financial statements include the financial statements of EPAM Systems, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Revenue Recognition — The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved. At the time revenues are recognized, we provide for client incentive programs and reduce revenues accordingly.

The Company defers amounts billed to its clients for revenues not yet earned. Such amounts are anticipated to be recorded as revenues as services are performed in subsequent periods. Unbilled revenues represent services provided which are billed subsequent to the period end in accordance with the contract terms.

The majority of the Company’s revenues (85.2% of revenues in 2010, 81.7% in 2009 and 81.2% in 2008) is generated under time-and-material contracts whereby revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of the revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

Revenues from fixed-price contracts (12.3% of revenues in 2010, 15.5% in 2009 and 15.6% in 2008) are based on the proportional performance method. In instances where final acceptance of the product, system, or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenue is recognized upon receipt of final acceptance from the client. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of revenues and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes. In order to estimate the amount of revenue for the period under the proportional performance method, the Company determines the percentage of actual labor hours incurred as compared to estimated total labor hours and applies that percentage to the consideration allocated to the deliverable. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. Our fixed price contracts are generally recognized over a period of twelve months or less.

The Company enters into multiple element arrangements with our clients under time-and-material and fixed-fee contracts. In October 2009, the FASB issued a new accounting standard which provides guidance for arrangements with multiple deliverables. We adopted this standard effective January 1, 2010 for all new or amended contracts, and it did not have a material effect on our financial condition or consolidated results of operations, or change our units of accounting and how we allocate the arrangement consideration to various units of accounting. These arrangements consist of development services and other service deliverables that qualify for separate units of accounting. These other services include maintenance and support services for our time and material contracts and separately priced warranties for our fixed-fee contracts. These deliverables qualify for multiple units of accounting and therefore arrangement consideration is allocated among the units of accounting based on their relative selling price. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable. For arrangements under fixed-fee contracts, revenue is recognized upon delivery of development services under the proportional performance method and on a straight-line basis over the warranty period. The warranty period is generally six months to two years.

The Company reports gross reimbursable “out-of-pocket” expenses incurred as both revenues and cost of revenues in the consolidated statements of income.

Cost of revenues (exclusive of depreciation and amortization) — Consists principally of salaries, employee benefits and stock compensation expense, reimbursable and non-reimbursable travel costs and subcontractor fees.

Selling, general and administrative expenses — Consist of expenses associated with promoting and selling the Company’s services and include such items as sales and marketing personnel salaries, stock compensation expense and related fringe benefits, commissions, travel, and the cost of advertising and other promotional activities. General and administrative expenses include other operating items such as officers’ and administrative personnel salaries, marketing personnel salaries, stock compensation expense and related fringe benefits, legal and audit expenses, insurance, provision for doubtful accounts, and operating lease expenses.

Cash and Cash Equivalents — Cash equivalents are short-term, highly liquid investments that are readily convertible into cash, with maturities of three months or less at the date acquired. As of December 31, 2010 and 2009 all amounts are in cash.

Restricted Cash — Restricted cash represents cash that is restricted by agreements with third parties for special purposes (see Note 3).

Accounts Receivable — Accounts receivable are recorded at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables.

Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on the Company’s consolidated statements of income. Collections in respect of prior year write-offs amounted to $1,686 for the year ended December 31, 2010 and $0 in each of the two years ended December 2009 and 2008.

The table below summarizes movements in qualifying accounts for the years ended December 31, 2010, 2009 and 2008:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions/Other	Balance at End of Year
Allowance for Doubtful Accounts (billed and unbilled):
Fiscal Year 2008	$1,462	$4,779	$(1,809)	$4,432
Fiscal Year 2009	4,432	2,972	(4,158)	3,246
Fiscal Year 2010	3,246	1,493	(3,068)	1,671

Property and Equipment — Property and equipment acquired in the ordinary course of the Company’s operations are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets generally ranging from 3 to 50 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Goodwill and Other Intangible Assets — Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

The Company does not amortize goodwill but performs a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. The Company determines fair value using the income approach which estimates the fair value of its reporting units based on the future discounted cash flows. In testing for a potential impairment of goodwill, the Company estimates the fair value of its reporting units to which goodwill relates and determines the carrying value (book value) of the assets and liabilities related to those reporting units.

In the fourth quarter of fiscal 2010, 2009 and 2008, the Company completed its annual impairment testing of goodwill and determined there was no impairment.

The Company amortizes other intangible assets with determinable lives over their estimated useful lives. The Company records an impairment charge on these assets when it determines that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there exists one or more indicators of impairment, the Company measures any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by the Company’s management to be commensurate with the risk inherent in its business model. The Company’s estimates of future cash flows attributable to its other intangible assets require significant judgment based on the Company’s historical and anticipated results. There was no indication of impairment for the years ended December 31, 2010, 2009 and 2008.

Impairment of Long-Lived Assets — Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis at each reporting date. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Property and equipment to be disposed of by sale is carried at the lower of the then current carrying value or fair value less estimated costs to sell. The Company did not incur any impairments of long-lived assets for 2010, 2009, or 2008.

Income Taxes — The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. The Company evaluates the realizability of deferred tax assets and recognizes a valuation allowance when it is more likely than not that all, or a portion of, deferred tax assets will not be realized.

The realization of deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that the Company record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings. See Note 10 to the consolidated financial statements for further information.

On January 1, 2007, the Company adopted an accounting standard on income taxes regarding uncertain tax positions. The adoption did not have an effect on the results of operations or financial position of the Company. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of income.

Foreign Currency Translation — Assets and liabilities of consolidated foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at period end exchange rates. Revenues and expenses are translated to U.S. dollars at daily exchange rates. The adjustment resulting from translating the financial statements of such foreign subsidiaries to U.S. dollars is reflected as a cumulative translation adjustment and reported as a component of accumulated other comprehensive income.

The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period. Transaction gains and losses are included in the period in which they occur.

Risks and Uncertainties — Principally, all of the Company’s IT delivery centers and a majority of its employees are located in Central and Eastern Europe. As a result, the Company may be subject to certain risks associated with international operations, risks associated with the application and imposition of protective legislation and regulations relating to import and export, or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with potentially adverse tax consequences, tariffs, quotas and other barriers.

At any time after January 1, 2011, the Series A-1 and Series A-2 convertible redeemable preferred stockholders may exercise their redemption option subject to all terms as defined in Note 12. As of the financial statement date, no stockholders have expressed any interest in exercising their redemption option.

Concentration of Credit — The Company maintains its cash and cash equivalents and short-term investments with financial institutions. As of December 31, 2010, $21.1 million of total cash was held in CIS countries, with $10.4 million of that in Belarus. Banking and other financial systems in the CIS are less developed and regulated than in some more developed markets, and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Banks in the CIS generally do not meet the banking standards of more developed markets, and the transparency of the banking sector lags behind international standards. Furthermore, bank deposits made by corporate entities in CIS generally are not insured. As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, particularly in Belarus, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in the CIS, which could materially adversely affect our business and financial condition.

For the years ended December 31, 2010, 2009 and 2008 the top five clients accounted for 29.7%, 23.6% and 24.0% of revenues, respectively. For the years ended December 31, 2010, 2009 and 2008 the top ten clients accounted for 42.6%, 35.3% and 36.8% of revenues, respectively. One client accounted for 11.7%, 10.2% and 8.1% of revenues in 2010, 2009 and 2008, respectively. Accounts receivable for this client was 16.9% and 17.5% of total accounts receivable as of December 31, 2010 and 2009, respectively; unbilled revenues for this client was 23.9% and 16.9% of total unbilled revenues as of December 31, 2010 and 2009, respectively.

During the years ended December 31, 2010, 2009 and 2008 the Company incurred subcontractor costs of $12,219, $13,199 and $18,080, respectively, to a vendor for staffing, consulting, training, recruiting and other logistical / support services provided for the Company’s delivery and development operations in Eastern Europe. Such costs are included in cost of revenues in the accompanying consolidated statements of income.

Foreign currency risk — The Company generates revenues in various global markets based on client contracts obtained in non-U.S. dollar currencies, principally, Euros, British pounds and Russian Rubles. The Company incurs expenditures in non-U.S. dollar currencies, principally in Hungarian Forints, Euros, and Russian Rubles associated with the IT delivery centers located in Central and Eastern Europe. The Company is exposed to fluctuations in foreign currency exchange rates primarily on accounts receivable and unbilled revenues from sales in these foreign currencies, and cash flows for expenditures in foreign currencies. The Company doesn’t use derivative financial instruments to hedge the risk of foreign exchange volatility.

Interest rate risk — The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s cash and cash equivalents and the LIBOR+1.25% rate long-term credit facility (see Note 7). The Company doesn’t use derivative financial instruments to hedge the risk of interest rate volatility.

Fair value of financial instruments — The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and other current and non-current assets and liabilities. The fair values of these instruments approximate their carrying values due to their short-term nature.

Accounting for Stock-Based Employee Compensation Plans —Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards ultimately expected to vest. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years (See Note 13).

The Company estimates forfeitures at the time of grant and revises its estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on the Company’s operating results. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the valuation model changes significantly, stock-based compensation for future awards may differ materially compared to the awards previously granted.

Recent Accounting Pronouncements — In October 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is required to be effective no later than the first quarter of 2011 and early adoption is permitted. We adopted this standard effective January 1, 2010. Our adoption did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In January 2010, the FASB issued new guidance requiring supplemental fair value disclosures and providing several clarifications regarding existing disclosure requirements. Specifically, the new guidance requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, the new standard requires a gross presentation of the Level 3 rollforward, stating separately information about purchases, sales, issuances, and settlements. The new guidance also provides clarification regarding the appropriate level of disaggregation of assets and liabilities for the purpose of fair value disclosures as well as the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. Our adoption of this standard did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In December 2010, the FASB issued a new accounting standard requiring that Step 2 of the goodwill impairment test be performed for reporting units whose carrying value is zero or negative. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations.

In December 2010, the FASB issued new guidance clarifying some of the disclosure requirements related to business combinations that are material on an individual or aggregate basis. Specifically, the guidance states that if comparative financial statements are presented, the entity should disclose revenues and earnings of the combined entity as though the business combination(s) that occurred during the current year occurred as of the beginning of the comparable prior annual reporting period only. Additionally, the new standard expands the supplemental pro forma disclosure required by the authoritative guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination in the reported pro forma revenues and earnings. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations. However, it may result in additional disclosures in the event that we enter into a business combination that is material either on an individual or aggregate basis.

2. ACQUISITIONS

Instant Information, Inc. — On August 20, 2010 EPAM agreed to acquire certain assets and assume certain liabilities of Instant Information, Inc. The primary purpose of this acquisition was to acquire skilled workforce and experienced management, the rights to the intellectual property embodied by our InfoNgen services and cloud deployment capabilities. The acquisition also considerably strengthens our existing business information and media services vertical. The purchase price consisted of $360 cash plus contingent consideration of $1,000 in Company stock. Contingent consideration is dependent upon the acquiree’s meeting specified level of performance over calendar years of 2010-2012. The Company estimates the fair value of this contingent consideration to be nil as of December 31, 2010. The results of Instant Information, Inc. are included in the Company’s consolidated financial statements from August 21, 2010.

Under the acquisition method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain intangible assets of Instant Information, Inc. as of the acquisition date. As part of the valuation process, relief from royalty method was used to determine the fair value of the trade name of $216. The intangible is being amortized over a 5 year life. Goodwill is amortizable over 15 years for tax purposes.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Cash and cash equivalents	$11
Restricted cash	107
Trade receivables	273
Prepaid and other assets	53
Property and equipment	113
Software	19
Trade name	216
Goodwill	838

Total assets acquired	1,630

Accounts payable	580
Accrued expenses	186
Deferred revenue	448
Liability under capital leases	36
Other taxes payable	20

Total liabilities assumed	1,270

Net assets acquired	$360

Included in consolidated statements of income for the year ended December 31, 2010 are $677 and $873 of revenues and net losses of the acquiree, respectively.

Total service fees related to the acquisition amount to $63 and are presented within selling, general and administrative expenses for the year ended December 31, 2010.

The pro forma results presented below include the effects of the Instant Information acquisition as if it had been consummated as of January 1, 2009.

	(unaudited)
	Pro Forma Year Ended December 31, 2010	Pro Forma Year Ended December 31, 2009
Revenues	$223,313	$158,606
Net income	24,976	11,363

Rodmon Systems, Inc. — On May 31, 2009, EPAM agreed to acquire substantially all the assets of Rodmon Systems Inc. and Rodmon Belarus (combined known as “Rodmon”). The primary purpose of this acquisition was to acquire a strategic client relationship and experienced management and technical personnel. The purchase price was set based on 2009 calendar year collected revenue, which resulted in $1,867 in stock. The Company issued 40,395 shares of common stock and 4,848 shares of puttable common stock with an estimated fair value determined by management of the Company using market prices and multiples generated in similar transactions. The results of Rodmon are included in the Company’s consolidated financial statements from June 1, 2009.

Under the acquisition method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Rodmon as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,287. The intangible is being amortized over a 5 year life. No goodwill can be deducted for tax purposes.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Trade receivables	$405
Unbilled revenues	11
Prepaid assets	4
Property and equipment	39
Client relationships	1,288
Goodwill	920

Total assets acquired	2,667

Accounts payable	118
Due to employees	4
Accrued expenses	179
Deferred tax liability — long-term	499

Total liabilities assumed	800

Net assets acquired	$1,867

Included in consolidated statements of income for the year ended December 31, 2009 are $1,166 and $101 of revenues and net income of the acquiree, respectively.

The pro forma results presented below include the effects of the acquisition as if it had been consummated as of January 1, 2008.

	(unaudited)
	Pro Forma Year Ended December 31, 2009	Pro Forma Year Ended December 31, 2008
Revenues	$150,640	$161,733
Net income	13,523	4,038

Plus Micro — On June 13, 2008, EPAM agreed to acquire 100% (one hundred percent) of the charter capital of TOO “PLUS MICRO” (“Plus Micro”), a company organized and existing under the laws of the Republic of Kazakhstan. The business purpose of the acquisition was to expand our geographic footprint, broaden our service portfolio and help gain access to new clients throughout the CIS region.

The purchase price was approximately $1,407 (including transaction costs, net of $142 cash acquired) in cash and stock. The Company made cash payments of approximately $1,104, issued 4,208 shares of puttable common stock valued at $313 and paid $132 of cash 12 months after the acquisition date which was contingent on the verification of the accuracy of certain representations made by the sellers. The estimated fair value of common stock issued was determined by management of the Company using market prices and multiples generated in similar transactions. The results of operations of Plus Micro are included in the Company’s consolidated financial statements from June 1, 2008. The activity from June 1, 2008 to June 13, 2008 was immaterial to the consolidated financial statements of the Company.

Under the purchase method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Plus Micro as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,449. The intangible is being amortized over a five-year life.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Cash and cash equivalents	$142
Unbilled revenues	33
Prepaid assets	20
Property and equipment	26
Client relationships	1,449
Other assets	21

Total assets acquired	1,691

Accounts payable	7
Due to employees	89
Taxes payable	46

Total liabilities assumed	142

Net assets acquired	$1,549

Disclosure of the pro forma results is impracticable, since the acquired entity was a local Kazhakstan company operating under local accounting standards that are not consistent with GAAP.

3. RESTRICTED CASH

Restricted cash consists of the following:

	2010	2009
Security deposits under client contracts	$1,819	$23
Deposit under employee loan programs	512	350
Security deposit under operating leases	107	—

Total	$2,438	$373

At December 31, 2010 and 2009 security deposits under client contracts included fixed amounts placed in respect of letters of credit and a bank guarantee intended to secure appropriate performance under respective contracts. The Company estimates the probability of non-performance under the contracts as remote, therefore, no provision for losses has been created in respect of this amounts as of December 31, 2010 and 2009.

Included in restricted cash as of December 31, 2010 and 2009 were deposits of $512 and $350, respectively, placed in connection with certain employee loan programs (See Note 15).

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	2010	2009
Prepaid expenses	$2,599	$1,589
Taxes receivable	1,927	847
Employee loans	432	99
Unamortized software licenses and subscriptions	442	149
Due from employees	194	83
Other	156	261

Total	$5,750	$3,028

5. PROPERTY AND EQUIPMENT — NET

Property and equipment consists of the following:

	Useful Life	2010	2009
Leasehold improvements	9 years	$1,826	$1,067
Furniture and fixtures	7 years	1,875	1,639
Office equipment	7 years	2,548	1,847
Purchased computer software	3 years	1,468	1,072
Computer hardware	3 years	14,662	10,390
Building	50 years	16,532	16,199

		38,911	32,214
Less accumulated depreciation and amortization		(13,573)	(9,161)

Total		$25,338	$23,053

Depreciation and amortization expense related to property and equipment was $5,243, $4,723 and $4,235 for the years ended December 31, 2010, 2009 and 2008, respectively.

6. GOODWILL AND INTANGIBLE ASSETS — NET

Goodwill by reportable segment:

	2010	2009
North America	$2,286	$1,448
EU	2,864	2,864
Russia	3,185	3,213
Other	$1,697	$1,697

Total	$10,032	$9,222

Changes in goodwill for the years ended December 31 are as follows:

	2010	2009
Balance at beginning of year	$9,222	$8,389
Acquisition of Rodmon (Note 2)	—	920
Acquisition of Instant Information (Note 2)	838	—
Effect of net foreign currency exchange rate changes	(28)	(87)

Balance at end of year	$10,032	$9,222

Components of intangible assets were as follows:

		2010
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,994	$(2,339)	$1,655
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(47)	368

Total		$4,764	$(2,741)	$2,023

		2009
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,988	$(1,540)	$2,448
Developed technology	3 years	355	(246)	109
Trade name	9 years	199	(28)	171

Total		$4,542	$(1,814)	$2,728

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles for the years ended December 31 is presented in the table below:

	2010	2009	2008
Client relationships	$871	$763	$522
Developed technology	109	119	119
Trade name	19	13	13

Total	$999	$895	$654

Estimated amortization expenses of the Company’s existing intangible assets for the next five years are as follows:

Year Ending December 31,	Amount
2011	$757
2012	563
2013	392
2014	164
2015	44
Thereafter	103

Total	$2,023

7. LONG-TERM DEBT

Revolving Line of Credit — In November 2006, the Company entered into a revolving credit loan and security agreement (collectively “Credit Facility” or “Facility”) with a bank (the “Bank”). The Credit Facility is comprised of a five-year revolving line of credit pursuant to which the Company can borrow up to $7,000 at any point in time based on borrowing availability, as defined, at LIBOR plus 1.25%. The maximum borrowing availability under the Facility is based upon a percentage of eligible accounts receivable. On September 30, 2010, the Company and the Bank agreed to amend the Facility to increase the borrowing capacity to $15,000 and extend the term of same through October 15, 2013. As of December 31, 2010 and 2009, the borrowing capacity was $15,000 and $7,000, respectively.

The Facility is collateralized by 85% of US trade receivables, as defined. The Facility contains affirmative and negative covenants, including financial and coverage ratios. As of December 31, 2009, $7,000 in revolving credit borrowing was outstanding under a 6-month LIBOR contract due in July 2010. No borrowing was outstanding as of December 31, 2010, and the Company was in compliance with all debt covenants as of that date.

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

	2010	2009
Compensation	$7,856	$1,750
Subcontractor costs	6,026	2,546
Professional fees	228	142
Facilities costs	109	105
Other	812	385

Total	$15,031	$4,928

9. TAXES PAYABLE

Taxes payable consist of the following:

	2010	2009
Corporate profit tax	$2,668	$2,717
Payroll taxes and social security	1,460	911
Value added tax	3,400	2,520

Total	$7,528	$6,148

10. INCOME TAXES

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2010	2009	2008
Income (loss) before income tax expense:
Domestic	$809	$122	$(3,152)
Foreign	30,286	14,285	10,903

Total	$31,095	$14,407	$7,751

Income tax expense (benefit) consists of:
Current
Federal	$2,918	$1,652	$1,079
State	160	335	271
Foreign	2,573	1,563	979
Deferred
Federal	(1,016)	(1,112)	(120)
State	(76)	(146)	(15)
Foreign	(1,772)	(1,413)	1,507

Total	$2,787	$879	$3,701

Deferred tax assets and liabilities are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

The components of the Company’s deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:
Fixed assets	$606	$161
Intangible assets	458	330
Accrued expenses	1,977	738
Net operating loss carryforward	424	344
Deferred revenue	1,128	777
Stock-based compensation	934	592
Foreign currency exchanges	171	59
Restricted stock options	487	510
Other assets	20	113

Deferred tax assets	$6,205	$3,624

Deferred tax liabilities:
Fixed assets	238	200
Accrued revenue	299	438
Deferred intercompany gain	707	770
Other liabilities	49	41

Deferred tax liability	$1,293	$1,449

Net deferred tax asset	$4,912	$2,175

At December 31, 2010, the Company had current and non-current deferred tax assets of $3,122 and $2,294, respectively and current and non-current tax liabilities of $331 and $173, respectively. At December 31, 2009, the Company had current and non-current deferred tax assets of $1,362 and $1,160, respectively and current and non-current tax liabilities of $213 and $134, respectively.

At December 31, 2010, the Company had federal net operating losses of $88, which are available to offset future taxable income and expire in 2023 for federal income tax purposes. These net operating losses are attributed to the B2Bits Corp acquisition. As a result of a change in control of B2Bits Corp in November 2007, the Company’s ability to use its federal net operating losses to offset future taxable income is limited under IRC Section 382 to $43 per year. The Company expects to utilize all of its net operating loss carryforwards prior to their expiration. The Company had foreign net operating losses of $1,408, which are available to offset taxable income for foreign income tax purposes indefinitely.

Undistributed earnings of non-US subsidiaries were $90,490 and $58,121 as of December 31, 2010 and 2009, respectively. These earnings are considered to be permanently reinvested in non-US operations or will be reinvested substantially free of additional tax. Accordingly, no provisions for US federal and state taxes have been provided thereon.

If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not practicable to determine the amount of applicable taxes that would result from such repatriation.

Deferred taxes have not been provided on the excess book basis in the shares of certain foreign subsidiaries because these basis differences are not expected to reverse in the foreseeable future. These basis differences could reverse through a sale of the subsidiaries, the receipt of dividends from the subsidiaries, as well as various other events.

The provision for income taxes differs from the amount of income tax determined by applying the applicable US statutory federal income tax rate to pretax income as follows:

	2010	2009	2008
Statutory federal tax	$10,572	$4,900	$3,252
Increase (decrease) in taxes resulting from:
State taxes, net of federal benefit	216	159	188
Effect of permanent differences	1,957	404	3,158
Rate differential between U.S. and foreign	(9,947)	(4,403)	(2,206)
Change in foreign tax rate	101	39	(352)
Foreign taxes, net of federal benefit	—	(8)	(436)
Other	(112)	(212)	97

Income tax expense	$2,787	$879	$3,701

The growth in the permanent differences related to expenses incurred related to the settlement of litigation that will not be deductible and therefore creates a permanent difference.

On September 22, 2005, the president of Belarus signed the decree “On the High-Technologies Park” (the “Decree”). The Decree is aimed at boosting the country’s high-technology sector. The Decree stipulates that member technology companies have a 100% exemption from Belarusian income tax of 24% effective July 1, 2006. The Decree is in effect for a period of 15 years from date of signing.

The current tax law in Hungary allows the Company a tax credit of 10% of annual qualified salaries, taken over a 4 year period, for up to 70% of the total tax due for that period. The Company has been able to take the full 70% credit for 2008-2010.

The aggregate dollar benefits derived from these tax holidays approximated $9.0 million, $5.5 million and $2.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. The benefit the tax holiday had on diluted net income per share approximated $1.76 in the year ended December 31, 2010 and $1.07 for the year ended December 31, 2009 and $0.52 for the year ended December 31, 2008.

In January of 2007, the Company adopted ASC 740-10, Accounting for Uncertainty in Income Taxes. The adoption did not have a material effect on the results of operations or financial position of the Company. The liability for unrecognized tax benefits is included in income tax liability within the consolidated balance sheets at December 31, 2010 and 2009. At December 31, 2010 and 2009, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state tax positions) was $55 and $273, respectively, (excluding penalties and interest of $3 and $129, respectively). Of this total, $55 and $199, respectively, (net of the federal benefit on state tax issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of its provision for income taxes. The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $3, $129 and $365 at December 31, 2010, 2009 and 2008, respectively. Included in the provision for income taxes is interest and penalties in the amount of 42, 195 and 104 for the years ended December 31, 2010, 2009 and 2008, respectively.

The beginning to ending reconciliation of the gross unrecognized tax benefits are as follows:

	2010	2009	2008
Gross Balance at January 1	$274	$670	$1,857
Decreases due to settlement	(218)	(396)	(1,187)

Balance at December 31	$56	$274	$670

There are no tax positions for which it is reasonably possible that unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company files income tax returns in the United States and in various states, local and foreign jurisdictions. The Company’s significant tax jurisdictions are the U.S. Federal, Pennsylvania, Russia, Denmark, Germany, Ukraine, United Kingdom, Hungary, and Kazakhstan. The tax years subsequent to 2006 remain open to examination by the Internal Revenue Service. Generally, the tax years subsequent to 2006 remain open to examination by various state and local taxing authorities and various foreign taxing authorities.

11. OPERATING SEGMENTS

Our reportable segments are: North America, Europe, Russia and Other. This determination is based on the unique business practices and market specifics of each region and that each region engages in business activities from which it earns revenues and incurs expenses. Our chief operating decision maker evaluates the Company’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to similar factors, pressures and challenges. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as an allocation of certain shared services expenses. Certain expenses are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

Revenues from external clients and segment operating profit, before unallocated expenses, for the North America, Europe, Russia and Other reportable segments were as follows for the years ended December 31:

	2010	2009	2008
Total segment revenues:
North America	$110,179	$77,068	$77,919
Europe	68,420	37,372	28,867
Russia	31,388	24,625	46,082
Other	11,522	10,621	7,486

Total segment revenues	$221,509	$149,686	$160,354

Segment operating profit (loss):
North America	$28,496	$21,436	$15,407
Europe	15,057	6,024	3,227
Russia	3,119	(726)	5,339
Other	1,414	(1,069)	2,523

Total segment operating profit	$48,086	$25,665	$26,496

Intersegment transactions were excluded from the above on the basis they are neither included into the measure of a segment’s profit and loss by the chief operating decision maker, nor provided to the chief operating decision maker on a regular basis.

Reconciliation of reportable segment revenues and operating profit to the consolidated income from operations for the years ended December 31 is presented below:

	2010	2009	2008
Total segment revenues	$221,509	$149,686	$160,354
Unallocated revenue	315	253	278

Revenues	$221,824	$149,939	$160,632

	2010	2009	2008
Total segment operating profit	$48,086	$25,665	$26,496

Unallocated Amounts:
Other revenue	315	253	278
Stock-based compensation expense	(2,939)	(2,411)	(2,797)
Legal settlement	(2,608)	—	—
Non-corporate taxes	(2,344)	(1,896)	(1,374)
Professional fees	(1,229)	(1,213)	(1,836)
Depreciation and amortization	(1,021)	(916)	(654)
Bank charges	(548)	(449)	(600)
Provision for bad debts	(265)	2,159	(2,449)
Other corporate expenses	(4,657)	(5,210)	(6,839)

Income from operations	$32,790	$15,982	$10,225

Geographic Area Information

Management has determined that it is not practical to allocate identifiable assets by segment since such assets are used interchangeably amongst the segments. Geographical information about the Company’s long-lived assets is based on physical location of the assets at the end of each of the years ended December 31:

	2010	2009
North America	$386	$476
Europe	745	693
Russia	1,268	1,168
Other*	22,939	20,716

Total	$25,338	$23,053

*	Includes $20,377 and $18,956 in Belarus assets as of December 31, 2010 and December 31, 2009, respectively.

Long-lived assets include property and equipment, net of accumulated depreciation and amortization. Information about the Company’s revenues by client location for each of the three years ended December 31 is as follows:

	2010	2009	2008
United States	$117,027	$80,168	$79,881
Russia	31,488	24,503	42,853
United Kingdom	32,584	18,785	16,247
Switzerland	9,751	2,369	89
Kazakhstan	7,480	5,253	7,503
Germany	7,239	6,110	4,610
Netherlands	5,399	4,013	3,129
Other locations	7,083	6,607	3,292
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

Revenues by client location differ from the segment information above, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of where the client is located.

Service Offering Information

Information about the Company’s revenues by service offering for each of the three years ended December 31 is as follows:

	Year Ended December 31,
	2010	2009	2008
Software development	$149,658	$105,397	$117,313
Application testing services	44,459	28,489	27,096
Application maintenance and support	19,262	11,828	10,917
Infrastructure services	2,823	—	94
Licensing	1,849	2,094	2,184
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

12. PREFERRED AND COMMON STOCK

Series A-1 Convertible Redeemable Preferred Stock (“Series A-1 Preferred”) — On January 20, 2006, Siguler Guff LLC, a New York based private equity investment firm, acting through its affiliated investment funds Russia Partners II LP (RPII) and Russia Partners EPAM Fund LP (RPE), purchased 657,354 shares of Series A-1 Preferred at $12.17 per share or $8,000. At the same time, RPII and RPE also acquired 1,397,581 shares of the Company’s common stock from existing holders, and the Company enabled RPII and RPE to convert such shares into 1,397,581 shares of Series A-1 Preferred. The difference between the share price of the Series A-1 Preferred ($12.17 per share) and the common stock ($9.02 per share) exchanged of $6,803 has been recorded as a deemed dividend. The Company accreted the 12.5% compounded annual rate of return through April 15, 2010, in accordance with the redemption provision as detailed below. Annual accretion was $1,432, $4,423 and $3,941 for the years ended December 31, 2010, 2009 and 2008, respectively. The ending redemption value was $41,245, $39,813 and $35,390 at December 31, 2010, 2009 and 2008, respectively.

The terms of the Series A-1 Preferred are as follows:

Dividends — No dividends will be paid on the Series A-1 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-1 Preferred will receive their purchase price of the Series A-1 Preferred ($12.17 per share) plus a 12.5% compounded annual rate of return on the purchase price.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

The liquidation amount is equal to the carrying value for all periods presented.

Redemption — At any time after January 1, 2011, if the Company has not affected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-1 Preferred, voting together as a separate class, may by written request require the Company to redeem all or any number of shares of the Series A-1 Preferred in four equal semi-annual installments beginning thirty calendar days from the date of the redemption election and ending on the date one and one-half years after such date. The Company shall affect such redemptions on the applicable redemption date by paying in cash in exchange for each share of Series A-1 Preferred to be redeemed then outstanding an amount equal to the Series A-1 Preferred liquidation amount ($12.17 per share plus a 12.5% compounded annual rate of return) on such redemption date.

Pursuant to section 6.8 of the Series A-3 convertible preferred stock purchase agreement, the 12.5% compounded annual return related to the Series A-1 Preferred, which has been part of the Series A-1 liquidation amount, ceases after the date of issuance of the Series A-3 Preferred. EPAM terminated the accretion related to this liquidation amount on or about April 15, 2010.

Voting — Each holder of a share of Series A-1 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-1 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion Rights — Any holder of Series A-1 Preferred may convert any share of Series A-1 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-1 Preferred purchase price ($12.17 per share) by (ii) the Series A-1 conversion price then in effect. The initial conversion price for the Series A-1 Preferred (the “Series A-1 Conversion Price”) shall be equal to the purchase price ($12.17 per share). The Series A-1 Conversion Price from time to time in effect is subject to adjustment, as defined. Each share of Series A-1 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-1 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-1 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt of a per share amount of cash proceeds or non-cash property valued equal to or greater than the Series A-1 Preferred liquidation amount, as defined.

Series A-2 Convertible Redeemable Preferred Stock (“Series A-2 Preferred”) — On February 19, 2008, the Company completed a private placement and raised net proceeds of $47,601 ($50,000 gross less $2,399 costs) from the sale of 675,081 shares of Series A-2 Preferred at a sale price of $74.0652 per share. The ending carrying value was $27,132, $47,601 and $47,601 at December 31, 2010, 2009 and 2008, respectively.

In connection with this private placement, the Company designated the Series A-2 Preferred as a new series of preferred stock and renamed the existing series of shares of Series A preferred stock as Series A-1 Preferred.

On January 19, 2010, the Company entered into a stock repurchase agreement with certain stockholders to repurchase 290,277 of Series A-2 Convertible Redeemable Preferred Stock at a per share price of $51.85 for a total consideration of $15,050. On November 10, 2010, Board of Directors of the Company voted to retire these shares.

The Series A-2 Preferred shares have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-2 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-2 Preferred holders will receive their liquidation preference.

In the event of any liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is less than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($74.0652) plus a 12.5% compounded annual rate of return if the purchase price is less than the percentage ceiling amount, defined for purposes of liquidation as 17.1% of cash proceeds or non cash property received by the Company in the event of any liquidation, or the greater of (1) $74.0652 per share and (2) the percentage ceiling amount.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($74.0652) plus a 12.5% to 18% compounded annual rate of return on the purchase price, if greater than the percentage ceiling amount, or the percentage ceiling amount.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

Redemption — At any time before January 1, 2011, if the Company has not effected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-2 Preferred, may, by written request, require the Company to redeem all or any number of shares of the Series A-2 Preferred in three equal installments payable no later than the 12th, 18th and 24th month following the date of the redemption election. The Company shall effect such redemptions on the applicable redemption date by paying in cash in exchange for each shares of Series A-2 Preferred to be redeemed then outstanding, a per share amount equal to the lesser of (x) an amount that would provide a compounded annual return of 12.5% from the date of initial issuance date and (y) the percentage ceiling amount. At any time on or after January 1, 2011, the redemption per share amount is equal to the lesser of (x) the hurdle amount, an amount that would provide an annual IRR, as defined, from the initial issuance date of such share of at least 17%, provided, however, that the hurdle amount, as defined, shall cease to compound after December 31, 2010 and (y) the percentage ceiling amount, as defined. The percentage ceiling amount means, initially, 17.1% and thereafter adjusted pro rata for any changes in the percentage of capital stock of the Company owned by the holders of shares of Series A-2 Preferred (on a fully diluted basis) multiplied by the aggregate value of all Common Stock (assuming conversion of the Series A Preferred) as reasonably determined by the Board in good faith.

Voting — Each holder of a Series A-2 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-2 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-2 Preferred may convert any share of Series A-2 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-2 Preferred purchase price ($74.0652 per share) by (ii) the Series A-2 conversion price then in effect. The initial conversion price for the Series A-2 Preferred (the “Series A-2 Conversion Price”) shall be equal to the purchase price ($74.0652 per share). The Series A-2 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-2 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-2 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-2 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt per share of amount of cash proceeds or non-cash property valued equal to or greater than, the lesser of (x) their purchase price of the Series A-2 Preferred ($74.0652 per share) plus a 12.5% compounded annual rate of return on the purchase price and (y) the percentage ceiling amount, as defined.

Registration Rights — The holders of at least majority of the Series A-2 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Series A-3 Convertible Preferred Stock (“Series A-3 Preferred”)

On April 15, 2010, the Company created and issued 290,277 shares of Series A-3 Preferred at $51.85 per share, for a total consideration of $14,971, net of costs.

The Series A-3 Preferred have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-3 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-3 Preferred holders will receive their liquidation preference.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-3 liquidation amount, as defined, the holders of shares of Series A-3 Preferred shall be entitled to receive their pro rata portion based on the per share amount available to common stockholders.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

The liquidation amount is equal to the carrying value for all periods presented.

Voting — Each holder of a Series A-3 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-3 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-3 Preferred may convert any share of Series A-3 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-3 Preferred purchase price ($51.84564 per share) by (ii) the Series A-3 conversion price then in effect. The initial conversion price for the Series A-3 Preferred (the “Series A-3 Conversion Price”) shall be equal to the purchase price ($51.84564 per share). The Series A-3 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-3 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-3 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-3 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined.

Registration Rights — The holders of at least a majority of the Series A-3 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Puttable Stock — As part of consideration paid in business combinations (see Note 2), the Company issued common stock to certain stockholders of the acquired companies. The shares had an attached Put Option that provided the holders with the right to put the shares at the original per share value in the event the Company does not have a qualified public offering or reorganization event within a specified period from the acquisition date. The Company issued 0, 5,538 and 5,410 shares for the years ending December 31, 2010, 2009 and 2008, respectively.

Treasury Stock — During 2010, the Company purchased 14,304 shares of puttable common stock, at a cost of $932, in connection with the execution of a stockholder put option. During the fourth quarter of 2009, the Company purchased 9,387 shares of common stock, at a cost of $540, in connection with the execution of a stockholder put option. During the second quarter of 2008, the Company purchased 195,773 shares of common stock, at a cost of $14,500, in connection with certain equity transactions authorized by the board of directors.

13. STOCK COMPENSATION

Restricted Stock Units — As of December 31, 2008, 54,931 restricted shares were issued and outstanding. The shares were valued at their fair market value on date of grant and vest in accordance with individual agreements. The shares carry a restriction to transferability prior to vesting, and upon vesting are automatically converted into common stock of the Company. The shares vest over a specified period or if issued as part of an acquisition, based on milestones. In general, the Shares become fully vested upon reorganization or a liquidity event. The stock-based compensation charge related to shares granted was $0, $851 and $1,304 in 2010, 2009 and 2008, respectively. Summary of restricted stock activity as of December 31, 2010, and changes during the years then ended is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding at December 31, 2007	119,558	$18.20
Restricted stock granted	1,892	74.07
Restricted stock vested	(66,519)	19.16

Unvested restricted stock outstanding at December 31, 2008	54,931	$18.97
Restricted stock granted	—	—
Restricted stock vested	(54,931)	18.97

Unvested restricted stock outstanding at December 31, 2009	—	—
Restricted stock granted	—	—
Restricted stock vested	—	—

Unvested restricted stock outstanding at December 31, 2010	—	—

All restricted stock units were fully vested as of December 31, 2009.

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). The Company’s stock option plan permits the granting of options to directors, employees, and certain independent contractors. The Compensation Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the exercise price, vesting provisions, and the overall option term. A total of 924,480 shares of common stock have been reserved for issuance under the 2006 Plan. All of the options issued pursuant to the 2006 Plan expire ten years from the date of grant.

As of December 31, 2010, 2009 and 2008, options to purchase 797,323, 478,414 and 496,820 shares of common stock, respectively, were issued and outstanding under the 2006 Plan. The stock-based compensation charge related to stock option grants for 2010, 2009 and 2008 was $2,939, $1,560 and $1,493, respectively. A summary of stock option activity as of December 31, 2010, 2009 and 2008, and changes during the years then ended is presented below:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2008	502,309	$20.61	$26,852
Options granted	17,611	74.08	(706)
Options exercised	(1,500)	12.16	(33)
Options forfeited/cancelled	(21,600)	26.43	(429)

Options outstanding at December 31, 2008	496,820	$22.28	$5,825

Options granted	8,500	37.04	76
Options forfeited/cancelled	(26,906)	27.21	(429)

Options outstanding at December 31, 2009	478,414	$18.41	$13,277

Options granted	346,869	46.17	3,064
Options exercised	(700)	37.04	(13)
Options forfeited/cancelled	(27,260)	23.81	(850)

Options outstanding at December 31, 2010	797,323	$30.28	$19,708

Options vested and exercisable at December 31, 2010	413,433	16.63	15,861
Options expected to vest	326,061	44.85	3,309

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

a. Expected volatility — the Company estimates the volatility of common stock at the date of grant using historical volatility of peer public companies. The expected volatility was 43%, 49% and 45% in 2010, 2009 and 2008, respectively.

b. Expected term — the Company estimates the expected term of options granted using the simplified method of determining expected term as outlined in SEC Staff Accounting Bulletin 107 as used for grants. The expected term was 6.25 years in 2010, 2009 and 2008.

c. Risk-free interest rate — the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The risk-free rate was approximately 1.78%, 3.0% and 3.4% in 2010, 2009 and 2008.

d. Dividends — the Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its common stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Additionally, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. It uses a combination of historical data and other factors to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

As of December 31, 2010, 2009 and 2008 there was $6,650, $1,837 and $2,879, respectively, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the plan. That cost is expected to be recognized over the next 2 years using the weighted average method.

During the fourth quarter of 2010, the Company modified certain parameters pertaining to the stock option award issued on August 13, 2010. Summary of the key terms of the modification follows:

	After modification	Before modification
Number of grantees	20	20
Number of options granted	75,620	69,000
Strike price	$55.00	$37.04

The modification had no impact on the estimated costs related to the stock options issued on August 13, 2010.

14. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the company’s common stock, participating securities and the potential common shares that result from the assumed exercise of all dilutive options. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	2010	2009	2008
Numerator for common earnings per share:
Net income	$28,308	$13,528	$4,050
Accretion of preferred stock	(1,432)	(4,423)	(3,941)
Net income allocated to participating securities	(17,984)	(5,201)	(63)
Effect on income available from redemption of preferred stock	5,418	—	—

Numerator for basic (common) earnings per share	14,310	3,904	46
Effect on income available from reallocation of options	996	224	3

Numerator for diluted (common) earnings per share	$15,306	$4,128	$49

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	118	36	0
Effect on income available from reallocation of options	(7)	(2)	(0)

Numerator for diluted (puttable common) earnings per share	111	34	0

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	2,132	2,090	2,006

Effect of dilutive securities:
Stock options	282	219	241

Denominator for diluted (common) earnings per share	2,414	2,309	2,247

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	18	19	14

	2010	2009	2008

Earnings per share:
Basic (common)	$6.71	$1.87	$0.02
Basic (puttable common)	6.71	1.87	0.02
Diluted (common)	6.34	1.79	0.02
Diluted (puttable common)	6.34	1.79	0.02

Excluded Options due to Anti-Dilutive	225	—	72

Pro Forma Net Income per Share (Unaudited) — Upon completion of the planned initial public offering the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred convert into common shares. This conversion would have a significant impact on net income per share calculation.

Therefore, pro forma basic and diluted net income per share were computed using the as-if converted method as though the conversion had occurred as of the beginning of the period.

The following table presents the calculation of basic and diluted pro forma basic and diluted net loss per share:

2010
Net Income
Effect on income available from redemption of preferred stock

Adjusted Net Income

Weighted average common shares outstanding
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock and puttable commons shares

Denominator for basic earnings per share
Effect of dilutive securities
Stock Options

Denominator for diluted earnings per share

Earning per share:
Basic
Diluted

15. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the years ended December 31, 2010, 2009 and 2008 was $6,724, $6,399, and $8,383 respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2010 are as follows:

Year ending December 31,	Operating Leases
2011	$9,553
2012	7,334
2013	4,150
2014	1,558
2015	634
Thereafter	988

Total minimum lease payments	$24,217

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a security deposit of 30% of the value of loans outstanding at each reporting date. As of December 31, 2010 and 2009, the total commitment of the Company under these guarantees was $1,222 and $1,511, respectively. The Company estimates a probability of material losses under the program as remote, therefore, no provision for losses was recognized for the years ended December 31, 2010 and 2009.

Litigation — From time to time, the Company is involved with litigation, claims or other contingencies. Management is not aware of any such matters, except as described below, that would have a material effect on the consolidated financial statements of the Company.

In September 2010, the Company entered into a Settlement Agreement and Release (“Agreement”) with a former officer and their related parties (“Plaintiffs”). In consideration and exchange for the releases, promises, and other covenants given by the Plaintiffs in this agreement, and for the purchase by the Company of all the EPAM common stock held by the Plaintiffs, the Company agreed to make a one-time aggregate cash payment of $9 million to the Plaintiffs. The Company has determined that the fair value of 123,294 shares of common stock at the time of settlement was $51.85 per share, or roughly $6.4 million, which was recorded as treasury stock within Stockholders’ Equity. The remaining amount of $2.6 million was recorded as a current period expense within other operating expenses. Subsequently, the Company reissued 84,148 shares to the existing A-3 stockholders at $51.85 per share, and 39,146 shares to existing A-2 stockholders also at $51.85 per share.

16. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2011, the date the financial statements were available to be issued.

******

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of September 30, 2011	As of December 31, 2010
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$67,399	$54,004
Accounts receivable, net of allowance of $2,013 and $1,671, respectively	50,927	41,488
Unbilled revenues	33,417	23,883
Prepaid and other current assets	4,880	5,750
Deferred tax assets, current	2,806	3,122

Total current assets	159,429	128,247
Property and equipment, net	34,063	25,338
Restricted cash	2,370	2,438
Intangible assets, net	1,392	2,023
Goodwill	8,196	10,032
Deferred tax assets, long-term	2,257	2,294
Other long-term assets	2,051	486

Total assets	$209,758	$170,858

Liabilities
Current liabilities
Accounts payable	$1,885	$2,001
Accrued expenses	15,845	15,031
Deferred revenue	3,981	5,151
Due to employees	10,009	5,685
Taxes payable, current	8,010	7,528
Deferred tax liabilities, current	—	331
Other liabilities	79	—

Total current liabilities	39,809	35,727
Deferred tax liabilities, long-term	171	173
Taxes payable, long-term	1,026	—

Total liabilities	41,006	35,900

Commitments and contingencies (See Note 7)
Preferred stock $.001 par value; 5,000,000 authorized; 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding; $.001 par value 945,114 authorized 384,804 Series A-2 convertible redeemable preferred stock issued and outstanding at September 30, 2011 and December 31, 2010	85,940	68,377
Puttable common stock, $.001 par value, 2,264 and 7,112 issued and outstanding at September 30, 2011 and December 31, 2010, respectively	133	332
Stockholders’ equity
Common stock, $.001 par value; 20,000,000 authorized; 2,357,214 and 2,351,264 shares issued, 2,142,599 and 2,131,801 shares outstanding at September 30, 2011 and December 31, 2010, respectively	2	2
Preferred stock, $.001 par value; 290,277 authorized Series A-3 convertible preferred stock issued and outstanding at September 30, 2011 and December 31, 2010	—	—
Additional paid-in capital	21,627	36,765
Retained earnings	79,687	47,718
Treasury stock	(15,972)	(15,972)
Accumulated other comprehensive loss	(2,665)	(2,264)

Total stockholders’ equity	82,679	66,249

Total liabilities and stockholders’ equity	$209,758	$170,858

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Nine Months Ended September 30,
	2011	2010
	(in thousands, except per share data)
Revenues	$239,401	$151,050
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	145,948	92,403
Selling, general and administrative expenses	46,420	31,574
Depreciation and amortization expense	5,732	4,519
Goodwill impairment loss	1,697	—
Other operating expenses, net	23	2,614

Income from operations	39,581	19,940
Interest income	986	482
Interest expense	(37)	(64)
Other income	51	—
Foreign exchange (loss)	(3,138)	(1,429)

Income before provision for income taxes	37,443	18,929
Provision for income taxes	5,474	2,251

Net income	$31,969	$16,678

Accretion of preferred stock	(17,563)	(1,432)
Net income allocated to participating securities	(12,010)	(11,450)
Effect on income available from redemption of preferred stock	—	5,418

Net income available for common stockholders	2,396	9,214
Net income per share of common stock:
Basic (common)	$1.12	$4.32
Basic (puttable common)	$3.17	$4.64
Diluted (common)	$1.12	$4.10
Diluted (puttable common)	$2.97	$4.36
Shares used in calculation of net income per share of common stock:
Basic (common)	2,135	2,132
Basic (puttable common)	5	19
Diluted (common)	2,520	2,379
Diluted (puttable common)	5	19
Pro forma net income per share of common stock:
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock:
Basic
Diluted

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Cash flows from operating activities:
Net income	$31,969	$16,678
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,732	4,519
Bad debt expense	361	21
Deferred taxes	71	—
Stock-based compensation	2,154	1,753
Goodwill impairment loss	1,697	—
Other	517	52
Change in operating assets and liabilities (net of effects of acquisitions):
(Increase)/decrease in:
Accounts receivable	(9,920)	(2,792)
Unbilled revenues	(9,903)	(19,871)
Prepaid expenses and other assets	19	585
Increase/(decrease) in:
Accounts payable	(437)	(2,408)
Accrued expenses	691	4,217
Deferred revenue	(1,097)	(1,061)
Due to employees	4,412	2,034
Taxes payable	1,809	(1,995)
Other liabilities	79	—

Net cash provided by operating activities	28,154	1,732

Cash flows from investing activities:
Purchases of property and equipment	(12,852)	(5,904)
Payment for construction of building in Minsk	(710)	—
(Increase) in restricted cash and other long-term assets, net	—	(2,204)
Acquisition of business, net of cash acquired	—	(412)

Net cash used in investing activities	(13,562)	(8,520)

Cash flows from financing activities:
Purchase of treasury stock	—	(452)
Purchases of Series A-2 convertible redeemable preferred stock	—	(15,050)
Proceeds from issue of Series A-3 convertible preferred stock, net of costs	—	14,971
Costs related to potential stock issue	(1,175)	—
Proceeds related to line of credit	5,000	—
Repayment related to line of credit	(5,000)	(7,000)
Other	72	(59)

Net cash used in financing activities	(1,103)	(7,590)

Effect of exchange rate changes on cash and cash equivalents	(94)	(392)

Net increase/(decrease) in cash and cash equivalents	13,395	(14,770)
Cash and cash equivalents, beginning of year–January 1	54,004	52,927

Cash and cash equivalents, end of period	$67,399	$38,157

Summary of non-cash investing and financing transactions:

•	Accretion of Series A-1 convertible redeemable preferred stock was $0 in 2011 and $1,432 in 2010.

•	Accretion of Series A-2 convertible redeemable preferred stock was $17,563 in 2011 and $0 in 2010.

•	Total incurred but not paid costs related to stock issue were $341 in 2011 and $0 in 2010.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(US DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements (and notes thereto) for the year ended December 31, 2010. In our opinion, all adjustments considered necessary for a fair presentation of the accompanying unaudited condensed consolidated financial statements have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim periods are not necessarily indicative of results that may be expected to occur for the entire year.

Principles of Consolidation — The consolidated financial statements include the financial statements of EPAM Systems Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Actual results could differ from those estimates, and such differences may be material to the financial statements.

2. GOODWILL AND INTANGIBLE ASSETS—NET

As a result of an operating loss in the Other reporting unit for the three months ended June 30, 2011, the Company performed a goodwill impairment test. In assessing impairment in accordance with Accounting Standards Codification, (“ASC”) No. 350, “Intangibles-Goodwill and Other,” the Company determined that the fair value of the Other reporting unit, based on the total of the expected future discounted cash flows directly related to the reporting unit, was below the carrying value of the reporting unit. The Company completed the second step of the goodwill impairment test, resulting in an impairment charge of $1,697. The Company does not believe it is necessary to perform an impairment test for the remaining reporting units since they continue to demonstrate strong earnings growth and operating margins, and no indicators of impairment currently exist.

Changes in goodwill for the nine months ended September 30, 2011 are as follows:

	North America	EU	Russia	Other	Total
Goodwill as of December 31, 2010	$2,286	$2,864	$3,185	$1,697	$10,032
Goodwill write off	—	—	—	(1,697)	(1,697)
Effect of net foreign currency exchange rate changes	—	—	(139)	—	(139)

Goodwill as of September 30, 2011	$2,286	$2,864	$3,046	—	$8,196

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles for the nine months ended September 30, 2011 and 2010 was $639 and $752, respectively.

Components of intangible assets as of September 30, 2011 and December 31, 2010, were as follows:

		September 30, 2011
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,924	$(2,856)	$1,068
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(91)	324

		$4,694	$(3,302)	$1,392

		December 31, 2010
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,994	$(2,339)	$1,655
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(47)	368

		$4,764	$(2,741)	$2,023

Estimated future amortization expenses of the Company’s existing intangible assets as of September 30, 2011 are as follows:

Amount
Rest of 2011	$141
2012	560
2013	393
2014	165
Thereafter	133

Total	$1,392

3. INCOME TAXES

The variation in the customary relationship between income tax expense and income before income taxes relates primarily to an increase in our clients’ need for onsite resources in North America and the United Kingdom, which increased our consolidated effective tax rate, and a relative shift in offshore services performed in Belarus, where we are currently entitled to a 100% exemption from Belarusian income tax, to Ukraine and, to a lesser extent, Russia, both of which have significantly higher tax rates.

4. RESTRICTED CASH

Restricted cash consists of the following:

	September 30, 2011	December 31, 2010
Security deposits under client contracts.	$1,825	$1,819
Deposit under Employee Loan Programs	438	512
Security deposit under operating leases	107	107

Total	$2,370	$2,438

At September 30, 2011, security deposits under client contracts included fixed amounts placed in respect of letters of credit and a bank guarantee intended to secure appropriate performance under respective contracts. The Company estimates the probability of non-performance under the contracts as remote, therefore, no provision for losses has been created in respect of this amount as of September 30, 2011.

Included in restricted cash as of September 30, 2011 were deposits of $438 placed in connection with certain employee loan programs (See Note 7).

5. LONG-TERM DEBT

Revolving Line of Credit — In November 2006, the Company entered into a revolving credit loan and security agreement (collectively “Credit Facility” or “Facility”) with a bank (the “Bank”). The Credit Facility is comprised of a five year revolving line of credit pursuant to which the Company can borrow up to $7,000 at any point in time based on borrowing availability, as defined, at LIBOR plus 1.25%. The facility expires on October 15, 2013. The maximum borrowing availability under the Facility is based upon a percentage of eligible accounts receivable and US cash. On July 25, 2011, the Company and the Bank agreed to amend the Facility to increase the borrowing capacity to $30,000. As of September 30, 2011, the borrowing capacity was $27,204.

The Facility is collateralized by 85% of US trade receivables, as defined, and US cash representing the lesser of (a) available cash on hand, and (b) $10,000, $5,000 and $0 for the periods ending December 31, 2011, 2012 and 2013, respectively. The Facility contains affirmative and negative covenants, including financial and coverage ratios. As of September 30, 2011, the Company had no outstanding borrowing under the facility and was in compliance with all debt covenants as of that date.

6. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the Company’s common stock, participating securities and the potential common shares that result from the assumed exercise of all dilutive options. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	Nine Months Ended September 30,
	2011	2010
Numerator for common earnings per share:
Net income	$31,969	$16,678
Accretion of preferred stock	(17,563)	(1,432)
Net income allocated to participating securities	(12,010)	(11,450)
Effect on income available from redemption of preferred stock	—	5,418

Numerator for basic (common) earnings per share	2,396	9,214
Effect on income available from reallocation of options	4,515	540

Numerator for diluted (common) earnings per share	$6,911	$9,754

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	17	87
Effect on income available from reallocation of options	(1)	(5)

Numerator for diluted (puttable common) earnings per share	16	82

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	2,135	2,132
Effect of dilutive securities:
Stock options	385	247

Denominator for diluted (common) earnings per share	2,520	2,379

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	5	19

Earnings per share:
Basic (common)	$1.12	$4.32
Basic (puttable common)	3.17	4.64
Diluted (common)	1.12	4.10
Diluted (puttable common)	2.97	4.36

Excluded Options due to Anti-Dilutive	75	39

Pro Forma Net Income per Share (Unaudited) — Upon completion of the planned initial public offering the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred convert into common shares. This conversion would have a significant impact on net income per share calculation.

Therefore, pro forma basic and diluted net income per share were computed using the as-if converted method as though the conversion had occurred as of the beginning of the period.

The following table presents the calculation of basic and diluted pro forma basic and diluted net loss per share:

Nine Months Ended September 30,
	2011	2010
Net Income
Effect on income available from redemption of preferred stock

Adjusted Net Income

Weighted average common shares outstanding
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock and puttable commons shares

Denominator for basic earnings per share

Effect of dilutive securities
Stock Options

Denominator for diluted earnings per share

Earning per share:
Basic
Diluted

7. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the nine months ended September 30, 2011 and 2010 was $6,335 and $4,876, respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of September 30, 2011 are as follows:

Amount
Rest of 2011	$2,096
2012	6,658
2013	3,935
2014	2,423
2015	1,275
Thereafter	3,320

Total minimum lease	$19,707

Total future minimum lease payments exclude rental income of $917 due under noncancelable subleases.

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a security deposit of 30% of the value of loans outstanding at each reporting date. As of September 30, 2011 the total commitment of the Company under these guarantees was $917. The Company estimates a probability of material losses under the program as remote, therefore, no provision for losses was recognized for the three months ended September 30, 2011.

Litigation — From time to time, the Company is involved with litigation, claims or other contingencies. Management is not aware of any such matters that would have a material effect on the consolidated financial statements of the Company.

8. COMPREHENSIVE INCOME

The components of accumulated other comprehensive income as of September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011	December 31, 2010
Foreign currency translation adjustments	$(2,665)	$(2,264)

Total accumulated other comprehensive income	$(2,665)	$(2,264)

The components of comprehensive income for the nine months ended September 30, 2011 and 2010 were as follows:

	Nine Months Ended September 30,
	2011	2010
Comprehensive income:
Net income	$31,969	$16,678
Foreign currency translation adjustments	(401)	(265)

Total comprehensive income	$31,568	$16,413

9. SEGMENT INFORMATION

Our reportable segments are: North America, Europe, Russia and Other. This determination is based on the unique business practices and market specifics of each region and that each region engages in business activities from which it earns revenues and incurs expenses. Our chief operating decision maker evaluates the Company’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to similar factors, pressures and challenges. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as an allocation of certain shared services expenses. Certain expenses are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

Revenues from external customers and segment operating profit, before unallocated expenses, for the North America, Europe, Russia and Other reportable segments for the nine months ended September 30, 2011 and 2010, are as follows:

	Nine Months Ended September 30,
	2011	2010
Total segment revenues:
North America	$109,390	$76,162
Europe	87,804	45,485
Russia	32,787	21,222
Other	9,210	8,012

Total segment revenues	$239,191	$150,881

Segment operating profit:
North America	$25,812	$19,735
Europe	17,697	9,589
Russia	7,156	389
Other	1,383	660

Total segment operating profit	$52,048	$30,373

Intersegment transactions were excluded from the above on the basis they are neither included into the measure of a segment’s profit and loss by the chief operating decision maker, nor provided to the chief operating decision maker on a regular basis.

Reconciliation of segment revenues and operating profit to consolidated income from operations is presented below:

	Nine Months Ended September 30,
	2011	2010
Total segment revenues	$239,191	$150,881
Unallocated revenue	210	169

Revenues	$239,401	$151,050

	Nine Months Ended September 30,
	2011	2010
Total segment operating profit	$52,048	$30,373
Unallocated amounts:
Other revenues	210	169
Stock-based compensation expense	(2,154)	(1,754)
Legal settlement	—	(2,609)
Non-corporate taxes	(2,179)	(1,322)
Professional fees	(2,193)	(1,053)
Depreciation and amortization	(668)	(768)
Bank charges	(529)	(411)
Goodwill impairment loss	(1,697)	—
Other corporate expenses	(3,257)	(2,685)

Income from operations	$39,581	$19,940

Geographic Area Information

Management has determined that it is not practical to allocate identifiable assets by segment since such assets are used interchangeably amongst the segments. Geographical information about the Company’s long-lived assets based on physical location of the assets is:

	As of September 30, 2011	As of December 31, 2010
Belarus	$25,025	$20,377
Ukraine	4,103	2,223
Russia	1,782	1,263
United States	1,453	386
Hungary	1,095	704
Other	605	385

Total	$34,063	$25,338

Long-lived assets include property and equipment, net of accumulated depreciation and amortization.

Information about the Company’s revenues by client location is as follows:

	Nine Months Ended September 30,
	2011	2010
United States	$118,419	$81,091
United Kingdom	50,267	21,545
Russia	31,041	21,239
Switzerland	11,153	6,376
Kazakhstan	5,600	5,206
Germany	5,029	5,233
Sweden	3,958	1,727
Netherlands	3,189	3,932
Other locations	6,433	2,719
Reimbursable expenses and other revenues	4,312	1,982

Revenues	$239,401	$151,050

Revenues by client location differ from the segment information above, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of where the client is located.

Service Offering Information

Information about the Company’s revenues by service offering is as follows:

	Nine Months Ended September 30,
	2011	2010
Software development	$157,025	$103,055
Application testing services	48,523	30,540
Application maintenance and support	20,502	13,110
Infrastructure services	6,353	1,270
Licensing	2,686	1,093
Reimbursable expenses and other revenues	4,312	1,982

Revenues	$239,401	$151,050

10. STOCK COMPENSATION

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). As of September 30, 2011, a total of 924,480 shares of common stock have been reserved for issuance under the 2006 Plan.

The following costs related to the Company’s stock compensation plan are included in the unaudited consolidated statements of income:

	Nine Months Ended September 30,
	2011	2010
Cost of revenues	$947	$774
Sales, general and administrative	1,207	979

Total	$2,154	$1,753

Stock option activity under the Company’s plans is set forth below:

	Number of Options	Weighted Average	Aggregate Intrinsic Value
Options outstanding at December 31, 2010	797,323	$30.28	$19,708
Options granted	75,000	112.00	(975)
Options exercised	(5,950)	12.16	(517)
Options forfeited/cancelled	(28,700)	43.90	(1,581)

Options outstanding at September 30, 2011	837,673	$37.26	$51,718

Options vested and exercisable at September 30, 2011	492,580	21.57	38,140
Options expected to vest	308,657	58.84	12,396

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line method over the service period (generally the vesting period). The Black-Scholes model for the 75,000 options granted in July, 2011 incorporates the following assumptions:

a. Expected volatility — the Company estimates the volatility of common stock at the date of grant using historical volatility of peer public companies. The expected volatility was 43.0%.

b. Expected term — the Company estimates the expected term of options granted using the simplified method of determining expected term as outlined in SEC Staff Accounting Bulletin 107 as used for grants. The expected term was 6.25 years.

c. Risk-free interest rate — the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The risk-free rate was approximately 2.1%.

d. Dividends — the Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its common stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Additionally, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. It uses a combination of historical data and other factors to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

As of September 30, 2011 and 2010 there was $7,328 and $10,667, respectively, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the plan. That cost is expected to be recognized over the next 2 years using the weighted average method.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 9, 2012 the date the financial statements were available to be issued.

On December 7, 2011, the company entered into an agreement with IDEAB Project Eesti AS of approximately $17,209 for the construction of a 14,071 square meter office building within the High Technology Zone in Minsk, Belarus. The building is expected to be entered into operation in the second half of 2012. In December 2011 the Company made an advance payment to IDEAB of $700.

            Shares

EPAM Systems, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2012

Citigroup	UBS Investment Bank	Barclays Capital	RenCap

Stifel Nicolaus Weisel	Cowen and Company

Until                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
Registration fee	$11,610
FINRA filing fee	10,500
NYSE listing fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 8 of the registrant’s third amended and restated certificate of incorporation, which will be in effect on the closing of this offering, provides that the registrant must indemnify its directors and officers as well as directors or officers of another corporation, partnership, joint venture, trust or other enterprise serving at the request of the registrant, and may indemnify its employees and other agents, in each case to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s third amended and restated certificate of incorporation, which will be in effect on the closing of this offering, provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that the registrant will indemnify each of its directors and such officers to the fullest extent permitted by law and by its certificate of incorporation or bylaws.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since July 1, 2008, the registrant has sold the following securities without registration under the Securities Act of 1933:

Issuance of capital stock

On May 31, 2009, the Company issued 40,395 shares of common stock and 4,848 shares of puttable common stock to certain stockholders of Rodmon Systems, Inc. for an aggregate value of $1.9 million as consideration for the acquisition of the assets of Rodmon Systems, Inc. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. The recipients were sophisticated investors with access to information about our company provided by us in the course of negotiating the acquisition of assets.

On April 15, 2010, the Company raised approximately $15,050,000 through the sale of 290,277 shares of Series A-3 convertible redeemable preferred stock to Rainmeadow Holding Group for a purchase price of $51.85 per share. Each share of Series A-3 convertible preferred stock will convert into         shares of common stock upon the closing of this offering. This issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

On August 20, 2010, the Company entered into an agreement with Instant Information Inc. to issue shares of common stock to Instant Information Inc. as consideration for the acquisition of the assets of Instant Information Inc, subject to certain revenue milestones or on the completion of an initial public offering by the Company.          shares of common stock are expected to be issued to Instant Information Inc. upon completion of this offering for an aggregate value of $        . This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipient was an accredited investor within the meaning of Regulation D under the Securities Act.

On September 30, 2010, the Company raised $4,362,707 through the private placement of 84,148 shares of common stock to Rainmeadow Holdings Limited. This issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act.

On October 6, 2010, the Company raised $2,029,549 through the private placement of 39,146 shares of common stock to Euroventures III Limited Partnership. This issuance was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipient was an accredited investor within the meaning of Regulation D under the Securities Act.

Grants and exercises of stock options, awards of restricted stock

Since January 1, 2008, we granted to our employees and consultants options to purchase an aggregate of 447,980 shares of common stock pursuant to our 2006 Stock Option Plan at exercise prices ranging from $37.04 to $112.00 per share for an aggregate exercise price of $25,380,911; and

Since January 1, 2008, we issued and sold an aggregate of 8,150 shares of common stock upon the exercise of options issued to certain employees and consultants providers at exercise prices ranging from $12.16 to $37.04 per share, for an aggregate consideration of $116,250.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering

4.1	*	Form of Common Stock Certificate

4.2	†	Amended and Restated Registration Rights Agreement dated February 19, 2008

4.3	†	Registration Rights Agreement dated April 26, 2010

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	†	Revolving line of credit between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.2	†	Security Agreement between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.3	†	Borrowing Base Rider between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.4	†	First Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated September 30, 2010

10.5	†	Amended and Restated Committed Line of Credit Note dated September 30, 2010

10.6	*	EPAM Systems, Inc. Amended and Restated 2006 Stock Option Plan

10.7	*	Form of Stock Option Plan Agreement (under the EPAM Systems, Inc. Amended and Restated 2006 Stock Option Plan)

10.8	†	Series A-2 Preferred Stock Purchase Agreement

10.9	†	Series A-3 Preferred Stock Purchase Agreement

10.10	†	Second Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated July 25, 2011

10.11	†	Second Amended and Restated Committed Line of Credit Note dated July 25, 2011

10.12	*	EPAM Systems, Inc. 2012 Long Term Incentive Plan

10.13	*	Form of Senior Management Non-Qualified Stock Option Award Agreement (under the EPAM Systems, Inc. 2012 Long Term Incentive Plan)

10.14	*	Form of Employee Non-Qualified Stock Option Award Agreement (under the EPAM Systems, Inc. 2012 Long Term Incentive Plan)

10.15	*	EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan

10.16	*	Form of Non-Employee Director Restricted Stock Award Agreement (under the EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan)

10.17	*	EPAM Systems, Inc. Non-Employee Director Compensation Policy

10.18	*	Form of Indemnification Agreement

10.19	*	Agreement with with IDEAB Project Eesti AS

21.1	†	Subsidiaries of the Registrant

23.1		Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1	†	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Previously filed

(b) The following financial statement schedule is filed as part of this registration statement:

None

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newtown, State of Pennsylvania, on the 9th day of January, 2012.

EPAM SYSTEMS, INC.

By:	/s/ ARKADIY DOBKIN
	Name:	Arkadiy Dobkin
	Title:	Chairman, CEO and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ ARKADIY DOBKIN	Chairman, CEO and President (principal executive officer)	January 9, 2012
Arkadiy Dobkin

/S/ ILYA CANTOR Ilya Cantor	Chief Financial Officer (principal financial officer and principal accounting officer)	January 9, 2012

*	Director	January 9, 2012
Karl Robb

*	Director	January 9, 2012
Andrew J. Guff

*	Director	January 9, 2012
Donald P. Spencer

*	Director	January 9, 2012
Ross Goodhart

*By:	/S/ ARKADIY DOBKIN
Arkadiy Dobkin, as Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering

4.1	*	Form of Common Stock Certificate

4.2	†	Amended and Restated Registration Rights Agreement dated February 19, 2008

4.3	†	Registration Rights Agreement dated April 26, 2010

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	†	Revolving line of credit between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.2	†	Security Agreement between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.3	†	Borrowing Base Rider between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.4	†	First Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated September 30, 2010

10.5	†	Amended and Restated Committed Line of Credit Note dated September 30, 2010

10.6	*	EPAM Systems, Inc. Amended and Restated 2006 Stock Option Plan

10.7	*	Form of EPAM Systems, Inc. 2006 Stock Option Plan Award Agreement (under the EPAM Systems, Inc. Amended and Restated 2008 Stock Option Plan)

10.8	†	Series A-2 Preferred Stock Purchase Agreement

10.9	†	Series A-3 Preferred Stock Purchase Agreement

10.10	†	Second Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated July 25, 2011

10.11	†	Second Amended and Restated Committed Line of Credit Note dated July 25, 2011

10.12	*	EPAM Systems, Inc. 2012 Long Term Incentive Plan

10.13	*	Form of Senior Management Non-Qualified Stock Option Award Agreement (under the EPAM Systems, Inc. 2012 Long Term Incentive Plan)

10.14	*	Form of Employee Non-Qualified Stock Option Award Agreement (under the EPAM Systems, Inc. 2012 Long Term Incentive Plan)

10.15	*	EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan

10.16	*	Form of Non-Employee Director Restricted Stock Award Agreement (under the EPAM Systems, Inc. 2012 Non-Employee Directors Compensation Plan)

10.17	*	EPAM Systems, Inc. Non-Employee Directors Compensation Policy

10.18	*	Form of Indemnification Agreement

10.19	*	Agreement with IDEAB Project Eesti AS

21.1	†	Subsidiaries of the Registrant

23.1		Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1	†	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Previously filed